AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1999
                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                            AVIATION SALES COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                   65-0665658
  (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)   IDENTIFICATION NO.)

                                ---------------

                                                                                            DALE S. BAKER
                                                                                PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            6905 N.W. 25TH STREET                                       6905 N.W. 25TH STREET
                             MIAMI, FLORIDA 33122                                        MIAMI, FLORIDA 33122
                                 (305) 592-4055                                             (305) 592-4055
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                       COPIES OF ALL COMMUNICATIONS TO:

           PHILIP B. SCHWARTZ, ESQ.            BETH R. NECKMAN, ESQ.
    AKERMAN, SENTERFITT & EIDSON, P.A.            LATHAM & WATKINS
      ONE S.E. 3RD AVENUE, 28TH FLOOR       885 THIRD AVENUE, SUITE 1000
          MIAMI, FLORIDA 33131-1704        NEW YORK, NEW YORK 10022-4802
             (305) 374-5600                        (212) 906-1200

                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                                      PROPOSED           PROPOSED
                                    AMOUNT            MAXIMUM            MAXIMUM
       TITLE OF SHARES               TO BE        AGGREGATE PRICE       AGGREGATE            AMOUNT OF
       TO BE REGISTERED          REGISTERED(1)      PER UNIT(1)     OFFERING PRICE(1)   REGISTRATION FEE(1)
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
 per share .................. 4,025,000 shares       $ 44.0625      $ 177,351,562.50       $ 52,318.84
===========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 20, 1999

P R O S P E C T U S


                               3,500,000 Shares

                         [AVIATION SALES COMPANY LOGO]

                                 Common Stock
                                  $  per share

                                 ------------

     Aviation Sales Company is selling 2,600,000 shares of its common stock and the selling stockholders named in this prospectus are selling 900,000 shares. Aviation Sales will not receive any proceeds from the sale of the shares sold by the selling stockholders. The underwriters named in this prospectus may purchase up to 525,000 additional shares of common stock from Aviation Sales and several of the selling stockholders under certain circumstances.

     The common stock is listed on the New York Stock Exchange under the symbol "AVS." The last reported sale price of the common stock on the New York Stock Exchange on April 16, 1999 was $44 1/16 per share.

                                 ------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------


                                                                 PER SHARE      TOTAL
                                                                -----------   ---------
Public Offering Price .......................................   $             $
Underwriting Discount .......................................   $             $
Proceeds to Aviation Sales (before expenses) ................   $             $
Proceeds to Selling Stockholders (before expenses) ..........   $             $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
  , 1999.
                                 ------------
Salomon Smith Barney

               BT Alex. Brown

                              Robert W. Baird & Co.
                                     Incorporated

                                                         Warburg Dillon Read LLC


        , 1999

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.


                                 ------------
                               TABLE OF CONTENTS



                                                                                 PAGE
                                                                                -----
Prospectus Summary ..........................................................     1
Risk Factors ................................................................     7
Use of Proceeds .............................................................    10
Dividend Policy .............................................................    10
Capitalization ..............................................................    11
Selected Consolidated Financial Data ........................................    12
Management's Discussion and Analysis of Financial Condition
 and Results of Operations ..................................................    14
Business ....................................................................    24
Management ..................................................................    35
Principal and Selling Shareholders ..........................................    43
Description of Capital Stock ................................................    45
Market for Our Common Equity and Related Stockholder Matters ................    47
United States Federal Income Tax Consequences for Non-United States Holders .    47
Underwriting ................................................................    51
Where You Can Find More Information .........................................    52
Legal Matters ...............................................................    53
Experts .....................................................................    53
Index to Financial Statements ...............................................    F-1

                           FORWARD-LOOKING STATEMENTS


     Some of the information in this prospectus may contain forward-looking statements. We use words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar expressions to identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and additional risks not presently known or which we presently deem immaterial, together with other factors we note throughout this prospectus, could cause our actual results to differ materially from those contained in the forward-looking statements.

                              PROSPECTUS SUMMARY


     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS. REFERENCES IN THIS PROSPECTUS TO "AVIATION SALES," "WE," "OUR" AND "US" REFER TO AVIATION SALES COMPANY, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OPTION GRANTED TO UNDERWRITERS TO PURCHASE ADDITIONAL SHARES.



                                  THE COMPANY


     Aviation Sales Company is a leading provider of aviation inventory and maintenance, repair and overhaul services. We believe that we are one of the largest redistributors of aircraft spare parts in the world and the largest independent provider of heavy maintenance services for aircraft in North America. We sell aircraft spare parts and provide inventory management services and maintenance, repair and overhaul services to commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors throughout the world. We sell airframe and engine components for commercial airplanes, including Boeing, McDonnell Douglas, Lockheed and Airbus aircraft, as well as jet engines manufactured by Pratt & Whitney, General Electric and Rolls Royce.


     We offer maintenance and repair services through our six FAA-licensed repair stations. These services include maintenance, repair and modification services for aircraft, and repair and overhaul services on a wide range of aircraft components. We provide inventory management services including purchasing services, repair management, warehouse management, aircraft disassembly services and consignment and leasing of aircraft parts and engines. We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Our strategy is to be the vendor of choice to our customers by providing total inventory management and total aircraft maintenance solutions to meet our customers' spare parts and maintenance, repair and overhaul requirements. We believe our future growth will come from internal growth combined with growth through additional acquisitions of companies which add to or expand our existing product and service offerings. We expect to achieve internal growth through:


     /bullet/ increased customer penetration in existing markets;
     /bullet/ improved capacity utilization of our maintenance and repair facilities; and
     /bullet/ continued expansion of the array of products and services which we offer to customers.


     The services we offer allow our customers to reduce their costs of operations by outsourcing some or all of their inventory management and maintenance, repair and overhaul functions and to take advantage of opportunities to maximize the value of their spare parts inventories. As a leading redistributor of aircraft spare parts we are able to better service our maintenance and repair customers, due to the timely availability of our extensive parts inventory. Similarly, as a leading provider of maintenance and repair services, we are able to market our aircraft spare parts to our airline customers.


INDUSTRY


     We believe that the annual worldwide market for aircraft spare parts is approximately $11.0 billion, of which approximately $1.3 billion reflects annual sales of aircraft spare parts in the redistribution market. We believe that the total worldwide market for maintenance and repair services is approximately $27.0 billion annually and that $5.3 billion of that amount represents maintenance, repair and modification services being provided in North America. Airlines currently perform approximately 75% of the North American services, outsourcing the balance to independent providers like Aviation Sales. Due to trends currently affecting our industry, we believe that the demand for maintenance and repair services from large independent operators such as Aviation Sales will continue to increase in the future.


     We believe that the trends currently affecting our industry are:


     GROWTH IN MARKET FOR AIRCRAFT SPARE PARTS AND MAINTENANCE AND REPAIR SERVICES. Boeing's 1998 Current Market Outlook report projects that:


     /bullet/ the worldwide fleet of commercial airplanes will more than double between 1997 and 2017;
     /bullet/ the number of cargo jet aircraft will increase significantly between 1997 and 2017; and
     /bullet/ the aircraft fleet will continue to age.


     We believe that a combination of these factors will increase the demand for aircraft spare parts from the redistribution market and for maintenance and repair services.


     INCREASED OUTSOURCING OF INVENTORY MANAGEMENT AND MAINTENANCE AND REPAIR REQUIREMENTS. We believe that airlines are seeking to reduce their operating costs by obtaining replacement parts from the redistribution market. In addition, by outsourcing all or a portion of their inventory management functions and maintenance and repair requirements, airlines can achieve cost savings. We believe that we can provide parts and services to our customers less expensively and more efficiently because of economies of scale which we can achieve in our business.


     REDUCTION IN NUMBER OF APPROVED VENDORS. Airlines have been reducing the number of their approved vendors. As a result of these reductions, there has been and we believe there will continue to be a consolidation in the redistribution and maintenance and repair markets.


     CONSIGNMENT. We believe that major airlines and other owners of aircraft spare parts, in order to concentrate on their core businesses and to more effectively redistribute their excess parts inventories, are increasingly entering into long-term consignment agreements with redistributors. By consigning inventories to a redistributor such as Aviation Sales, customers are able to distribute their aircraft spare parts to a larger number of prospective inventory buyers, allowing customers to maximize the value of their inventory and enabling us to offer for sale a more significant parts inventory at minimal capital cost to us.


COMPETITIVE STRENGTHS


     We believe that the following factors contribute to our strong competitive position:


     DIVERSIFIED PRODUCTS AND SERVICES. We believe that our breadth of product offerings and services, including a wide range of inventory management, maintenance and repair services and specialized manufacturing, allows us to be a vendor of choice to our customers in a highly fragmented industry. We have over 1,000 customers, including commercial passenger airlines, air cargo carriers and other maintenance and repair facilities.


     LARGE INVENTORY BASE. We believe that we have one of the largest inventories of aircraft spare parts in the world, with over 555,000 line items currently in stock.


     PROPRIETARY MANAGEMENT INFORMATION SYSTEMS. Our proprietary management information systems are an integral component of our position as a leader in our industry. Our computer systems collect and report data regarding inventory turnover, documentation, pricing, market availability and customer demographic information on more than 3.7 million line items. Our technology provides for rapid and accurate retrieval of inventory traceability documents. The expense and complexity of implementing a system to track this information acts as a barrier to new entrants into our markets.


     EMPHASIS ON QUALITY. Our information systems allow us to provide documentation that enables the aircraft parts and the maintenance we perform on them to be traced. As industry, regulatory and public awareness have focused on safety, our ability to track this information has become important to customers.


     All of our maintenance and repair facilities are licensed by the FAA. We emphasize quality and on-time delivery to customers at our maintenance and repair facilities.


     WORLDWIDE MARKETING PRESENCE. Our international presence allows us to meet the demands of our global customer base and to supply parts and services on a timely basis. We distribute parts to customers in more than 100 countries and utilize sales representatives in 23 countries.


     SIGNIFICANT FINANCIAL AND OTHER RESOURCES. Our financial position, market presence, industry experience and sophisticated management information systems allow us to expand our products and services and to quickly analyze and complete acquisitions of inventory when such opportunities arise.


OPERATIONS


     Our core business is the buying and selling of aircraft spare parts, the maintenance, repair and overhaul of aircraft and aircraft components and the providing of inventory management services. Additionally, we manufacture aircraft parts for sale to original equipment manufacturers.


  SALES OF AIRCRAFT SPARE PARTS AND INVENTORY MANAGEMENT SERVICES


     Our daily operations encompass inventory sales, brokering and exchanging of aircraft spare parts. We purchase parts on behalf of our customers against specific orders. We also offer a customer exchange program for aircraft spare parts. In addition, we provide our customers the following inventory management services: consignment, repair management, aircraft disassembly, warehouse management, purchasing services and leasing. These services assist airlines in streamlining their inventory management operations while utilizing their capital more efficiently and reducing their costs.


  MAINTENANCE AND REPAIR SERVICES


     Through our six FAA-licensed repair facilities, we provide maintenance and repair services for commercial, military and freighter aircraft and for a wide range of aircraft components.


  MANUFACTURING SERVICES


     We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Aviation Sales was incorporated in 1996, as the successor to a business organized in 1992. Our principal executive offices are located at 6905 N.W. 25th Street, Miami, Florida 33122. Our telephone number is (305) 592-4055.

                              THE STOCK OFFERING



Total shares offered by this prospectus ...................   3,500,000 shares

Offered by us .............................................   2,600,000 shares

Offered by the selling stockholders .......................   900,000 shares

Common stock to be outstanding after the offering .........   15,153,775 shares

Use of proceeds ...........................................   We intend to use the net proceeds from the
                                                              offering to reduce amounts outstanding under
                                                              our credit facility

New York Stock Exchange symbol ............................   "AVS"

     The number of shares that will be outstanding after the offering is based on the number outstanding as of April 16, 1999. It excludes:


     /bullet/ 1,659,541 shares of common stock issuable upon exercise of stock options outstanding as of April 16, 1999, of which options to purchase 829,719 shares were then exercisable; and
     /bullet/ 552,987 shares reserved for issuance under our stock option plan and our directors' stock option plan as of April 16, 1999.



                              THE NOTES OFFERING


     Concurrently with this offering, we intend to issue $85.0 million of our 8 1/8% senior subordinated notes due 2008 in a public offering by a separate prospectus. The stock offering and the notes offering are not conditioned upon each other. The notes will be issued pursuant to an existing indenture under which we have already issued $165.0 million of notes and will be unsecured senior subordinated indebtedness. We intend to use the net proceeds of the notes offering (estimated to be $82.7 million) to reduce amounts outstanding under our credit facility.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary historical consolidated financial data for the three years ended December 31, 1996, 1997 and 1998 has been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent certified public accountants, and are included elsewhere in this prospectus.

     The summary consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited historical financial statements of Aviation Sales and notes which are contained elsewhere in this prospectus.


                                                                        YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------------------------
                                                                                                        PRO FORMA
                                                         1996(1)         1997(1)         1998(1)         1998(2)
                                                      -------------   -------------   -------------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Operating revenues ................................    $  231,734      $  322,538      $  500,816      $  614,982
Gross profit ......................................        61,947          77,780         128,088         147,692
Income from operations ............................        27,989          24,998          61,369          68,448
Net income(3) .....................................        19,815           4,844          25,493          27,415
SHARE DATA(4):
Diluted net income per share(3) ...................    $     1.19      $     0.39      $    2.01       $    2.15
Weighted average number of diluted shares .........        10,769          12,450          12,696          12,729
OTHER DATA:
EBITDA(5) .........................................    $   31,408      $   30,231      $   71,609      $   81,171
Net cash used in operating activities .............       (12,064)        (53,738)        (70,954)        (56,773)
Depreciation and amortization .....................         3,419           5,233          10,240          12,723
Capital expenditures ..............................         5,549           8,133          16,618          20,089
Cash interest(6) ..................................         4,795           7,673          20,233          24,070
Ratio of total debt to EBITDA .....................                                           5.1x            4.5x
Ratio of EBITDA to cash interest ..................                                           3.5x            3.4x
Ratio of earnings to fixed charges(7) .............                                           2.8x            2.6x


                                                                    YEAR ENDED DECEMBER 31, 1998
                                                       ------------------------------------------------------
                                                                                                 AS FURTHER
                                                        PRO FORMA(2)     AS ADJUSTED(2)(8)     ADJUSTED(2)(9)
                                                       --------------   -------------------   ---------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AS ADJUSTED(8); AND AS FURTHER ADJUSTED(9) DATA:
 Cash interest(6) ..................................     $  24,070           $  16,017           $  19,912
 Net income ........................................        27,415              32,327              29,794
 Diluted net income per share ......................          2.15                2.11                1.94
 Weighted average number of diluted shares .........        12,729              15,329              15,329
 Ratio of total debt to EBITDA .....................           4.5x                3.2x                3.4x
 Ratio of EBITDA to cash interest ..................           3.4x                5.1x                4.1x
 Ratio of earnings to fixed charges(7) .............           2.6x                3.8x                3.1x


                                                  AS OF DECEMBER 31, 1998
                                        --------------------------------------------
                                                                         AS FURTHER
                                          ACTUAL      AS ADJUSTED(8)     ADJUSTED(9)
                                        ----------   ----------------   ------------
                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........    $ 10,536        $ 10,536         $ 28,599
 Working capital ....................     169,742         279,137          361,812
 Total assets .......................     599,377         599,377          619,765
 Total debt .........................     366,176         256,781          277,169
 Total stockholders' equity .........     154,298         263,693          263,693
 Total capitalization ...............     520,474         520,474          540,862

----------------
 (1) Dixie Bearings, Inc., which was acquired in August 1996, Kratz-Wilde Machine Company, which was acquired in October 1997, Caribe Aviation, Inc., which was acquired in March 1998 and Triad International Maintenance Corporation (TIMCO), which was acquired in September 1998, are accounted for under the purchase method of accounting and accordingly, their results of operations have been included in our historical results of operations from their respective dates of acquisition.

     AvEng Trading Partners, which was acquired in December 1996, Aerocell Structures, Inc., which was acquired in September 1997, Apex Manufacturing, Inc., which was acquired in December 1997, and Whitehall Corporation, which was acquired in July 1998, are accounted for under the pooling of interests method of accounting. Whitehall and AvEng are included in our historical financial results for all periods presented. Historical operating results for periods presented prior to 1997 have not been restated to give retroactive effect to the acquisitions of Aerocell and Apex, due to the immateriality of the restated amounts.

 (2) Reflects the acquisitions of TIMCO and Caribe as if such acquisitions had occurred on January 1, 1998 for statement of income, share and other data and as of December 31, 1998 for balance sheet data.

 (3) Periods presented prior to 1997 include pro forma adjustments to record income taxes, as we conducted our business as a partnership prior to June 26, 1996.

 (4) See Note 10 to the consolidated financial statements for information regarding the computation of fully diluted net income per share.

 (5) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs and original issue discount). While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than net cash used in operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of Aviation Sales to meet its future debt service, capital expenditures and working capital requirements. In addition, Aviation Sales believes that certain investors find EBITDA to be a useful tool for measuring the ability of Aviation Sales to service its debt. EBITDA as presented is not necessarily a measure of Aviation Sales' ability to fund cash needs and may not be comparable to other similarly titled measures of other companies.

 (6) Cash interest is interest expense excluding amortization of deferred financing costs and original issue discount.

 (7) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, income tax expense, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.

 (8) Reflects the sale of 2,600,000 shares of common stock offered by this prospectus by Aviation Sales at an assumed public offering price of $45.00 per share and application of the estimated net proceeds of $109.4 million and as if such transactions had occurred as of January 1, 1998 for As Adjusted Income Data and as of December 31, 1998 for As Adjusted Balance Sheet Data.

 (9) Reflects (i) the sale of 2,600,000 shares of common stock as described in
     Note 8 above, and (ii) the concurrent offering of $85.0 million of senior subordinated notes and application of the estimated net proceeds of $82.7 million, as if such transactions had occurred as of January 1, 1998 for As Further Adjusted Income Data and as of December 31, 1998 for As Further Adjusted Balance Sheet Data. The stock offering and the notes offering are not conditioned upon each other.

                                 RISK FACTORS


     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK. WE URGE YOU TO CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU MAKE AN INVESTMENT DECISION. PLEASE NOTE THAT THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING AVIATION SALES.


PROBLEMS IN THE AIRLINE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS


     Since our customers consist of airlines, maintenance and repair facilities that service airlines and other aircraft spare parts redistributors, as well as original equipment manufacturers, economic factors affecting the airline industry impact our business. When economic factors adversely affect the airline industry, they tend to reduce the overall demand for aircraft spare parts and maintenance and repair services, causing downward pressure on pricing and increasing the credit risks associated with doing business with airlines. Additionally the price of fuel affects the aircraft spare parts and maintenance and repair markets, since older aircraft, which consume more fuel and which account for most of our aircraft spare parts and maintenance and repair services business, become less viable as the price of fuel increases. We cannot assure you that economic and other factors which may affect the airline industry will not adversely impact our business, financial condition or results of operations.


WE HAVE SUBSTANTIAL DEBT WHICH WE MAY BE UNABLE TO SERVICE


     We have and will continue to have a significant amount of debt. As of March 31, 1999, we had outstanding indebtedness of approximately $403.5 million (including capitalized leases), of which $215.2 million was senior indebtedness and $188.3 million was other indebtedness. As of March 31, 1999, we had approximately $6.7 million available for future borrowing under our credit facility and our principal and interest payment requirements for 1999 are approximately $35.2 million. Our credit facility is secured by substantially all of our assets. Subject to limitations in these debt instruments, we will likely be able to incur significant additional amounts of secured and unsecured indebtedness in the future. Our ability to make payments of principal and interest on, or to refinance, our indebtedness depends on our future operating performance, which may be subject to economic, financial, competitive and other factors beyond our control. The level of our indebtedness could have important consequences to you, including:


     /bullet/ our vulnerability to adverse general economic and industry conditions;
     /bullet/ our ability to obtain additional financing for future working capital expenditures, general corporate or other purposes; and /bullet/ the dedication of a substantial portion of our future cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities.


     Concurrently with this stock offering, we intend to sell $85.0 million in additional senior subordinated notes in a public offering by a separate prospectus. We intend to use the net proceeds from the notes offering (estimated to be $82.7 million) to reduce amounts outstanding under our credit facility.


WE DEPEND ON FINANCING TRANSACTIONS TO SUPPORT OUR GROWTH


     During 1996, 1997 and 1998, we relied primarily upon significant borrowings under our credit facility, and sales of our securities, including our senior subordinated notes, to satisfy our funding requirements relating to our acquisitions of several businesses and to finance the growth of our business. We cannot assure you that financing alternatives will be available to us in the future to support continued growth.


OUR LENDERS IMPOSE SIGNIFICANT RESTRICTIONS ON US


     Our credit facility and the senior subordinated notes impose significant operating and financial restrictions on us. These restrictions may significantly limit our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. In addition, our failure to comply with these restrictions could result in an event of default which, if not cured or waived, could materially adversely affect our business, financial condition or results of operations.


OUR OPERATING RESULTS FLUCTUATE AND COULD DECLINE


     Our operating results have fluctuated in the past and may fluctuate significantly in the future. Many factors affect our operating results, including:


     /bullet/ the timing of orders and the timing of payments from large customers;
     /bullet/ the timing of expenditures to purchase inventory in anticipation of future sales;
     /bullet/ the timing of bulk inventory purchases;
     /bullet/ the number of airline customers seeking maintenance and repair services at any time;
     /bullet/ our ability to fully utilize from period to period our hangar space dedicated to maintenance and repair operations; and /bullet/ the timeliness of customer aircraft in arriving for scheduled maintenance and the mix of available aircraft spare parts contained, at any time, in our inventory.


     A large portion of our operating expenses are relatively fixed. Since we usually do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future orders based upon the historic needs of our customers and upon our discussions with our customers as to their future needs. Cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition or results of operations.


OUR BUSINESS IS SUBJECT TO HEAVY GOVERNMENT REGULATION


     The aviation industry is highly regulated by the FAA in the United States and by similar agencies in other countries. We must be certified by the FAA in order to repair aircraft and aircraft components.


     While our redistribution business itself is not regulated, the aircraft spare parts which we sell to our customers must be accompanied by documentation which enables our customers to substantiate their compliance with applicable regulatory requirements.


     Before parts may be installed in an aircraft, they must meet standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with FAA requirements. Our parts may not meet applicable standards or standards may change in the future, requiring parts already in our inventory to be scrapped or modified. Aircraft manufacturers may also develop new parts to be used in lieu of parts already in our inventory. To the extent that we have any of these parts in our inventory, their value may be reduced.


     We cannot assure you that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not materially adversely affect our business, financial condition or results of operations.


OUR GROWTH AND FUTURE ACQUISITIONS MAY STRAIN OUR RESOURCES


     The key element of our growth strategy involves growth through the acquisition of additional inventories of aircraft spare parts and the acquisition of other companies, assets or product lines that complement or expand our existing business. Our ability to grow through acquisitions depends upon, and may be limited by, the availability of suitable aircraft parts inventories, acquisition candidates and capital, and by restrictions imposed under our credit facility and our senior subordinated notes. In addition, acquisitions of other companies involve risks that could adversely affect our business, financial condition or operating results, including:


     /bullet/ the integration of the operations and personnel of acquired companies;
     /bullet/ the potential amortization of acquired intangible assets; and /bullet/ the potential loss of key employees of the acquired companies.


We cannot assure you that we will be able to complete future acquisitions on satisfactory terms or successfully operate acquired businesses.


WE DEPEND ON OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES


     Our continued success depends significantly upon the services of our executive officers and upon our ability to attract and retain qualified personnel. We have employment agreements with several of our executive officers. Some of these employment agreements can be terminated by the executive officer upon a change of control of our business. The loss of one or more of our executive officers without capable successors could materially adversely affect our business, financial condition or results of operations.


OUR BUSINESS IS HIGHLY COMPETITIVE


     The airline industry and the markets for our products and services are extremely competitive, and we face competition from a number of sources. Our competitors include aircraft manufacturers, aircraft parts manufacturers, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, and other aircraft spare parts redistributors. Some of our competitors have substantially greater financial and other resources than us. We cannot assure you that competitive pressures will not materially adversely affect our business, financial condition or results of operations.


OUR INFORMATION TECHNOLOGY SYSTEM MAY BE SUBJECT TO YEAR 2000 PROBLEMS


     We have determined that the management information system which we currently use in our redistribution operations is not Year 2000 compliant. We have commenced remediation to make it Year 2000 compliant so that our existing system remains available for our use until the new system which we are implementing for our distribution business becomes operational. The cost of this Year 2000 remediation is expected to be approximately $2.1 million. We believe that our existing system will be substantially remediated by the end of August 1999 and that validation for our system, as remediated, should be completed by the beginning of the fourth quarter of 1999, although we can not assure you of this. Our failure to bring the existing system for our redistribution operations into Year 2000 compliance would likely materially adversely affect our business, in that it would make it very difficult for us to operate our business in the ordinary course and would likely cause us to lose revenue and have business interruptions of a material nature.


OUR BUSINESS IS SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS


     Our business exposes us to possible claims for personal injury or death which may result if an aircraft spare part which we have sold, manufactured or repaired fails or if we were negligent in repairing an airplane. We cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate to protect us in all circumstances. Additionally, we cannot assure you that we will be able to maintain adequate insurance coverages in the future at an acceptable cost. Any product liability claim not covered by adequate insurance could materially adversely affect our business, financial condition or results of operations.


OUR SIGNIFICANT STOCKHOLDERS MAY SUBSTANTIALLY INFLUENCE OUR BUSINESS


     As of April 19, 1999, two of our stockholders beneficially owned approximately 18.9% and 8.4%, of our outstanding common stock and will own 12.3% and 4.3% after the offering. Our directors and executive officers, as a group, beneficially owned an aggregate of approximately 34.0% (including the 27.3% referred to above) of our outstanding common stock and will own 22.5% after the offering. While each of these stockholders is an independent party, if these parties were to act together as a group, they would have the ability to exercise substantial influence on the election of all of the members of our board of directors and, therefore, to exercise substantial influence on our business, policies and affairs.


WE ARE SUBJECT TO SIGNIFICANT ANTI-TAKEOVER PROVISIONS


     Our certificate of incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. In addition, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any these series without stockholder approval. Our ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our common stock.


THE MARKET PRICE OF OUR COMMON STOCK COULD BE DEPRESSED BY FUTURE SALES


     Future sales of our common stock, or the perception that these sales could occur, could adversely affect the market price of our common stock. We cannot assure you as to when, and how many of, the shares of our common stock will be sold and the effect these sales may have on the market price of our common stock. In addition, we may issue additional shares of common stock in connection with possible future acquisitions or other transactions. Although these securities may be subject to regulatory or contractual resale restrictions, as these restrictions lapse or if these shares are registered for sale to the public, they may be sold to the public. In the event we issue a substantial number of shares of our common stock, which subsequently become available for unrestricted resale, there could be a material adverse effect on the prevailing market price of our common stock.


                                USE OF PROCEEDS


     The net proceeds to Aviation Sales from the sale of the 2,600,000 shares of common stock offered by Aviation Sales under this prospectus are estimated to be approximately $109.4 million at an assumed public offering price of $45.00 per share and after deducting the estimated underwriting discount and offering expenses payable by Aviation Sales.


     We expect to use the net proceeds from this offering to reduce the amounts outstanding under our credit facility. Our credit facility consists of a revolving loan and letter of credit facility of $250.0 million up to $30.0 million of which may be outstanding letters of credit. Interest under the credit facility is, at our option, (a) prime plus a margin ranging from 0.0% to 1.0%, or (b) LIBOR plus a margin ranging from 1.125% to 2.5%. At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans. The indebtedness will mature in 2002. We used the proceeds of our revolving credit facility to acquire TIMCO and Whitehall, as well as for working capital.



     We will not receive any of the net proceeds from the sale of shares by the selling stockholders.


     Concurrently with this offering, we intend to issue $85.0 million of our 8 1/8% senior subordinated notes due 2008 in a public offering by a separate prospectus with net proceeds estimated to be $82.7 million. We intend to use the net proceeds from the note offering to reduce amounts outstanding under our credit facility. The stock offering and the notes offering are not conditioned on each other.


                                DIVIDEND POLICY


     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                CAPITALIZATION


     The following table summarizes our capitalization as of December 31, 1998 and as adjusted to give effect to our receipt of the estimated net proceeds from the sale by Aviation Sales of 2,600,000 shares of common stock offered by this prospectus at an assumed public offering price of $45.00 per share and as further adjusted to give effect to the concurrent offering of $85.0 million of senior subordinated notes offered in a separate prospectus and the application of the estimated net proceeds. The consummation of the stock offering and the consummation of the notes offering are not conditioned upon each other. You should read this information in conjunction with our consolidated financial statements and the related notes that appear in this prospectus beginning on page F-1.



                                                                         AS OF DECEMBER 31, 1998
                                                                 ----------------------------------------
                                                                                               AS FURTHER
                                                                   ACTUAL      AS ADJUSTED      ADJUSTED
                                                                 ----------   -------------   -----------
                                                                          (DOLLARS IN THOUSANDS)
Cash and cash equivalents ....................................    $ 10,536       $ 10,536      $ 28,599
                                                                  ========       ========        ======
Long term debt, including current maturities(1):
 Revolving loan(2) ...........................................    $174,007       $ 64,612      $     --
 Senior subordinated notes ...................................     164,163        164,163       249,163
 Other debt ..................................................      28,006         28,006        28,006
                                                                  --------       --------      --------
  Total long term debt .......................................     366,176        256,781       277,169
                                                                  --------       --------      --------
Stockholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares authorized,
   none outstanding ..........................................          --             --            --
 Common stock, $.001 par value, 30,000,000 shares authorized;
   12,515,809 shares issued and outstanding; and 15,115,809
   shares issued and outstanding, as adjusted and as further
   adjusted(3) ...............................................          12             15            15
 Additional paid-in capital ..................................      64,344        173,736       173,736
 Retained earnings ...........................................      89,942         89,942        89,942
                                                                  --------       --------      --------
  Total stockholders' equity .................................     154,298        263,693       263,693
                                                                  --------       --------      --------
   Total capitalization ......................................    $520,474       $520,474      $540,862
                                                                  ========       ========      ========

----------------
(1) For a description of our outstanding long-term debt see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources."

(2) As of March 31, 1999, $215.2 million was outstanding under the credit facility.

(3) Excludes (A) 1,659,541 shares subject to options outstanding as of the date of this prospectus and (B) 552,987 additional shares reserved for issuance pursuant to options available for grant under our stock option plans. See "Management--Stock Option Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data has been derived from our consolidated financial statements. Our financial statements as of December 31, 1997 and 1998, and for the years ended December 31, 1996, 1997 and 1998, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report included elsewhere herein. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited historical financial statements of Aviation Sales and notes which are contained elsewhere in this prospectus.



                                                                    YEARS ENDED DECEMBER 31,(1)
                                                               -------------------------------------
                                                                   1994         1995         1996
                                                               ----------- ------------- -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                            SHARE DATA)
STATEMENT OF INCOME DATA:
Operating revenues ...........................................  $ 60,289     $ 169,771    $ 231,734
Gross profit .................................................    20,686        50,333       61,947
Income from operations .......................................     3,061        21,449       27,989
Interest and other (income) expense ..........................     3,044         7,262        4,950
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................        17        14,187       23,039
Income tax expense ...........................................        --           914        1,617
Equity (income) losses of affiliate, net of income taxes .....        50            38         (255)
Extraordinary item, net of income taxes ......................        --            --        1,862
                                                                --------     ---------    ---------
Net income (loss)(3) .........................................  $    (33)    $  13,235    $  19,815
                                                                ========     =========    =========
SHARE DATA(4):
Diluted net income per share(3) ..............................  $     --     $    1.01    $    1.19
                                                                ========     =========    =========
Weighted average number of diluted shares ....................     8,699         9,161       10,769
                                                                ========     =========    =========
OTHER DATA:
EBITDA(5) ....................................................  $  4,460     $  24,011    $  31,408
Net cash provided by (used in) operating activities ..........    14,093        12,680      (12,064)
Depreciation and amortization ................................     1,399         2,563        3,419
Capital expenditures .........................................     1,002         2,566        5,549
Cash interest(6) .............................................     3,677         7,621        4,795
Ratio of total debt to EBITDA ................................
Ratio of EBITDA to cash interest .............................
Ratio of earnings to fixed charges(7) ........................



                                                                      YEARS ENDED DECEMBER 31,(1)
                                                               -----------------------------------------
                                                                                             PRO FORMA
                                                                    1997          1998        1998(2)
                                                               ------------- ------------- -------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                 DATA)
STATEMENT OF INCOME DATA:
Operating revenues ...........................................  $  322,538    $   500,816   $   614,982
Gross profit .................................................      77,780        128,088       147,692
Income from operations .......................................      24,998         61,369        68,448
Interest and other (income) expense ..........................      12,755         21,147        24,984
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................      12,243         40,222        43,464
Income tax expense ...........................................       7,260         15,486        16,806
Equity (income) losses of affiliate, net of income taxes .....         139         (1,356)       (1,356)
Extraordinary item, net of income taxes ......................          --            599           599
                                                                ----------    -----------   -----------
Net income (loss)(3) .........................................  $    4,844    $    25,493   $    27,415
                                                                ==========    ===========   ===========
SHARE DATA(4):
Diluted net income per share(3) ..............................  $     0.39    $     2.01    $     2.15
                                                                ==========    ===========   ===========
Weighted average number of diluted shares ....................      12,450         12,696        12,729
                                                                ==========    ===========   ===========
OTHER DATA:
EBITDA(5) ....................................................  $   30,231    $    71,609   $    81,171
Net cash provided by (used in) operating activities ..........     (53,738)       (70,954)      (56,773)
Depreciation and amortization ................................       5,233         10,240        12,723
Capital expenditures .........................................       8,133         16,618        20,089
Cash interest(6) .............................................       7,673         20,233        24,070
Ratio of total debt to EBITDA ................................                        5.1x          4.5x
Ratio of EBITDA to cash interest .............................                        3.5x          3.4x
Ratio of earnings to fixed charges(7) ........................                        2.8x          2.6x


                                                                    YEAR ENDED DECEMBER 31, 1998
                                                       ------------------------------------------------------
                                                                                                 AS FURTHER
                                                        PRO FORMA(2)     AS ADJUSTED(2)(8)     ADJUSTED(2)(9)
                                                       --------------   -------------------   ---------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AS ADJUSTED(8) AND AS FURTHER ADJUSTED(9):
 Cash interest(6) ..................................     $  24,070           $  16,017           $  19,912
 Net income ........................................        27,415              32,327              29,794
 Diluted net income per share ......................          2.15                2.11                1.94
 Weighted average number of diluted shares .........        12,729              15,329              15,329
 Ratio of total debt to EBITDA .....................           4.5x                3.2x                3.4x
 Ratio of EBITDA to cash interest ..................           3.4x                5.1x                4.1x
 Ratio of earnings to fixed charges(7) .............           2.6x                3.8x                3.1x

BALANCE SHEET DATA:


                                                                AS OF DECEMBER 31,
                                 ---------------------------------------------------------------------------------
                                    1994       1995       1996       1997       1998         1998         1998
                                 ---------- ---------- ---------- ---------- ---------- ------------- ------------
                                                                                              AS       AS FURTHER
                                                                                         ADJUSTED(8)   ADJUSTED(9)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and cash equivalents ......  $ 10,938   $  7,635   $  3,918   $  6,237   $ 10,536     $ 10,536     $ 28,599
Working capital ................    69,610     68,039     88,222     89,988    169,742      279,137      361,812
Total assets ...................   121,477    134,660    190,118    341,332    599,377      599,377      619,765
Total debt .....................    69,152     62,042     42,360    165,802    366,176      256,781      277,169
Total stockholders' equity .....    34,068     44,298    115,896    121,279    154,298      263,693      263,693
Total capitalization ...........   103,220    106,340    158,256    287,081    520,474      520,474      540,862

----------------
 (1) Dixie Bearings, which was acquired in August 1996, Kratz-Wilde, which was acquired in October 1997, Caribe, which was acquired in March 1998 and TIMCO, which was acquired in September 1998, are accounted for under the purchase method of accounting and accordingly, their results of operations have been included in our historical results of operations from their respective dates of acquisition.

     AvEng, which was acquired in December 1996, Aerocell, which was acquired in September 1997, Apex, which was acquired in December 1997, and Whitehall, which was acquired in July 1998, are accounted for under the pooling of interests method of accounting. Whitehall is included in our historical financial results for all periods presented, AvEng is included for all periods presented subsequent to 1995 and Aerocell and Apex are included for all periods presented subsequent to 1996. Historical operating results and financial position for periods presented prior to 1996 have not been restated to give retroactive effect to the acquisition of AvEng and prior to 1997 have not been restated to give retroactive effect to the acquisitions of Aerocell and Apex, due to the immateriality of the restated amounts.

 (2) Reflects the acquisitions of TIMCO and Caribe as if such acquisitions had occurred on January 1, 1998 for statement of income, share and other data and as of December 31, 1998 for balance sheet data.

 (3) Periods presented prior to 1997 include pro forma adjustments to record income taxes, as we conducted our business as a partnership prior to June 26, 1996.

 (4) See Note 10 to the consolidated financial statements for information regarding the computation of fully diluted net income per share.

 (5) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs and original issue discount). While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than net cash used in operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of Aviation Sales to meet its future debt service, capital expenditures and working capital requirements. In addition, Aviation Sales believes that certain investors find EBITDA to be a useful tool for measuring the ability of Aviation Sales to service its debt. EBITDA as presented is not necessarily a measure of Aviation Sales' ability to fund cash needs and may not be comparable to other similarly titled measures of other companies.

 (6) Cash interest is interest expense excluding amortization of deferred financing costs and original issue discount.

 (7) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, income tax expense, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.

 (8) Reflects the sale of 2,600,000 shares of common stock offered by this prospectus at an assumed public offering price of $45.00 per share and application of the estimated net proceeds of $109.4 million as if such transactions had occurred as of January 1, 1998 for As Adjusted Income Data and as of December 31, 1998 for As Adjusted Balance Sheet Data.

 (9) Reflects (i) the sale of 2,600,000 million shares of common stock as described in Note 8 above, and (ii) the concurrent offering of $85.0 million of senior subordinated notes and application of the estimated net proceeds of $82.7 million, as if such transactions had occurred as of January 1, 1998 for As Further Adjusted Income Data and as of December 31, 1998 for As Further Adjusted Balance Sheet Data. The stock offering and the notes offering are not conditioned upon each other.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS


     Operating revenues consist primarily of sales of products and service revenues, net of allowances for returns. Cost of sales and services consists primarily of product costs, labor, freight charges, commissions to outside sales representatives and an inventory provision for damaged and obsolete products. Product costs consist of the acquisition cost of the products and any costs associated with repairs, overhaul or certification.


     Operating revenues and gross profit depend in large measure on the volume and timing of sales orders received during the period and the mix of aircraft spare parts contained in our inventory. Revenues and gross profit can be impacted by the timing of bulk inventory purchases. In general, bulk inventory purchases allow us to obtain large inventories of aircraft spare parts at a lower cost than can ordinarily be obtained by purchasing such parts on an individual basis.


     Many factors affect our operating results, including:


     /bullet/ the timing of orders and the timing of payments from large customers;
     /bullet/ the timing of expenditures to purchase inventory in anticipation of future sales;
     /bullet/ the timing of bulk inventory purchases;
     /bullet/ the number of airline customers seeking maintenance and repair services at any time;
     /bullet/ our ability to fully utilize from period to period our hangar space dedicated to maintenance and repair operations;
     /bullet/ the timeliness of customer aircraft in arriving for scheduled maintenance; and
     /bullet/ the mix of available aircraft spare parts contained, at any time, in our inventory.


A large portion of our operating expenses are relatively fixed. Since we typically do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based upon the historic purchasing patterns of our customers and upon our discussions with our customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition and results of operations.


     Aviation Sales believes its future growth will come from internal growth combined with growth through additional acquisitions. Internal growth during 1996, 1997 and 1998, was driven by:


     /bullet/ increased customer penetration in existing markets;
     /bullet/ improved capacity utilization of our maintenance and repair facilities; and
     /bullet/ continued expansion of the array of products and services which we offer to customers.

     We also expect to continue to grow through acquisitions. Our acquisitions in 1996, 1997 and 1998 were as follows:



DATE OF ACQUISITION             COMPANY ACQUIRED                         BUSINESS LINE
---------------------   --------------------------------   ----------------------------------------
September 1998          TIMCO                              Airframe heavy maintenance
July 1998               Whitehall Corporation              Airframe heavy maintenance
March 1998              Caribe Aviation, Inc.              Aircraft component maintenance
March 1998              Aircraft Interior Design, Inc.     Aircraft interior refurbishment
December 1997           Apex Manufacturing, Inc.           Specialty manufacture of aircraft parts
October 1997            Kratz-Wilde Machine Co.            Specialty manufacture of aircraft parts
September 1997          Aerocell Structures, Inc.          FAA-licensed repair station
December 1996           AvEng Trading Partners             Redistribution of aircraft engine parts
August 1996             Dixie Bearings, Inc.               Provider of aircraft bearings

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998


     The following tables set forth information relating to our operations for the periods indicated:



                                                                                YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                            1997                        1998
                                                                 --------------------------   ------------------------
                                                                       $              %            $             %
                                                                 -------------   ----------   -----------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
Sales of products, net .......................................     $ 244,340         75.8%     $359,245         71.7%
Services and other ...........................................        78,198         24.2       141,571         28.3
                                                                   ---------        -----      --------        -----
                                                                     322,538        100.0       500,816        100.0
Cost of sales and services ...................................       244,758         75.9       372,728         74.4
                                                                   ---------        -----      --------        -----
Gross profit .................................................        77,780         24.1       128,088         25.6
Operating expenses ...........................................        52,782         16.3        66,719         13.3
                                                                   ---------        -----      --------        -----
Income from operations .......................................        24,998          7.8        61,369         12.3
Interest expense .............................................         8,059          2.5        21,343          4.3
Other (income) expense .......................................         4,696          1.5          (196)         0.0
                                                                   ---------        -----      --------        -----
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................        12,243          3.8        40,222          8.0
Income tax expense ...........................................         7,260          2.3        15,486          3.1
                                                                   ---------        -----      --------        -----
Income before equity (income) losses of affiliate and
 extraordinary item ..........................................         4,983          1.5        24,736          4.9
Equity (income) losses of affiliate, net of income taxes .....           139          0.0        (1,356)        (0.3)
                                                                   ---------        -----      --------        -----
Income before extraordinary item .............................         4,844          1.5        26,092          5.2
Extraordinary item, net of income taxes ......................            --          0.0           599          0.1
                                                                   ---------        -----      --------        -----
Net income ...................................................     $   4,844          1.5%     $ 25,493          5.1%
                                                                   =========        =====      ========        =====
Historical diluted net income per share ......................     $    0.39                   $   2.01
                                                                   =========                   ========

     Operating revenues for the year ended December 31, 1998 increased $178.3 million or 55.3% to $500.8 million, from $322.5 million for 1997. Operating revenues from companies acquired in 1997 and 1998 and accounted for under the purchase method of accounting added $111.4 million to 1998 operating revenues. Operating revenues also increased due to increased customer penetration, increased sales from investments made in additional inventories and improved capacity utilization of our airframe maintenance facilities. Service revenues for 1997 were adversely impacted as a result of the unanticipated cancellation of a U.S. Air Force C-130 maintenance contract awarded in April 1997 and cancelled by the government in June 1997.

     Gross profit for the year ended December 31, 1998 increased $50.3 million or 64.7% to $128.1 million, compared with $77.8 million for the year ended December 31, 1997. Gross profit margin for the year ended December 31, 1998 increased to 25.6% from 24.1% for the year ended December 31, 1997. The cancellation of the C-130 contract unfavorably impacted margins in 1997. The improved utilization of our heavy maintenance and repair facilities favorably impacted our gross profit margin during 1998, which was partially offset by an increase in the percentage of our total business derived from our maintenance and repair operations that generally operate at lower gross profit margin percentage than our redistribution operations.


     Our operating expenses increased $13.9 million to $66.7 million for the year ended December 31, 1998, compared with $52.8 million for 1997. Included in the 1998 operating expenses were $1.8 million of merger expenses relating to the Whitehall merger. Operating expenses as a percentage of operating revenues for 1998 were 13.3% (13.0% after adjustment for Whitehall merger expenses), compared to 16.3% for 1997. Reduction in operating expenses as a percentage of operating revenues is due primarily to improved operating efficiencies and economies of scale.


     Interest expense for the year ended December 31, 1998 increased due to substantial borrowings utilized to finance the acquisitions of Kratz-Wilde, Caribe Aviation and TIMCO, and to finance additional inventory acquisitions and equipment on lease.


     Other expense in 1997 includes a $4.5 million writedown of Whitehall's investment in the preferred stock of the purchaser of its ocean systems business and a $727,000 gain on the sale by Whitehall of its electronics business.


     As a result of the above factors, income before income taxes, equity (income) losses of affiliate and extraordinary item for the year ended December 31, 1998 was $40.2 million, compared to $12.2 million in 1997.


     Equity (income) losses of affiliate, net of income taxes, increased from a loss of $140,000 to income of $1.4 million in 1998, due to increased sales of aircraft noise reduction kits.


     During the first quarter of 1998, we repaid all of our outstanding term and revolving indebtedness with the proceeds from the sale of our senior subordinated notes. In connection with the repayment of this debt, during the first quarter of 1998, we wrote off $1.0 million of deferred financing costs. This resulted in an extraordinary item, net of income taxes, of $599,000.


     Net income for the year ended December 31, 1998 was $25.5 million ($2.01 per diluted share) compared to net income of $4.8 million ($0.39 per diluted share) for 1997. Weighted average common and common equivalent shares outstanding (diluted) were 12.7 million for the year ended December 31, 1998, compared with 12.5 million for the year ended December 31, 1997.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997


     The following tables set forth information relating to our operations for the periods indicated:



                                                                                YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                           1996                        1997
                                                                 ------------------------   --------------------------
                                                                      $             %             $              %
                                                                 -----------   ----------   -------------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
Sales of products, net .......................................    $155,857         67.3%      $ 244,340         75.8%
Services and other ...........................................      75,877         32.7          78,198         24.2
                                                                  --------        -----       ---------        -----
                                                                   231,734        100.0         322,538        100.0
Cost of sales and services ...................................     169,787         73.3         244,758         75.9
                                                                  --------        -----       ---------        -----
Gross profit .................................................      61,947         26.7          77,780         24.1
Operating expenses ...........................................      33,958         14.6          52,782         16.3
                                                                  --------        -----       ---------        -----
Income from operations .......................................      27,989         12.1          24,998          7.8
Interest expense .............................................       5,411          2.4           8,059          2.5
Other (income) expense .......................................        (461)        (0.2)          4,696          1.5
                                                                  --------        -----       ---------        -----
Income before income taxes, equity (income) losses of
  affiliate and extraordinary item ...........................      23,039          9.9          12,243          3.8
Income tax expense ...........................................       1,617          0.7           7,260          2.3
                                                                  --------        -----       ---------        -----
Income before equity (income) losses of affiliate and
  extraordinary item .........................................      21,422          9.2           4,983          1.5
Equity (income) losses of affiliate, net of income taxes .....        (255)        (0.1)            139          0.0
                                                                  --------        -----       ---------        -----
Income before extraordinary item .............................      21,677          9.3           4,844          1.5
Extraordinary item, net of income taxes ......................       1,862          0.7              --          0.0
                                                                  --------        -----       ---------        -----
Net income ...................................................    $ 19,815          8.6%      $   4,844          1.5%
                                                                  ========        =====       =========        =====
Historical diluted net income per share ......................    $   1.84                    $    0.39
                                                                  ========                    =========

     Operating revenues for the year ended December 31, 1997 increased 39.2% to $322.5 million, from $231.7 million for the year ended December 31, 1996. Of this amount, approximately $44.8 million was derived from operations associated with companies acquired during 1997. Operating revenues for 1997 were adversely affected by service revenues lost due to a U.S. Air Force C-130 maintenance contract, described above, that was awarded but subsequently canceled by the government. Operating revenues increased due to the inclusion of a full year of sales from our bearings distribution business, which was acquired in August 1996, increased revenues from leasing activities, increased customer penetration, increased sales due to our investment in and availability of increased amounts of inventory and the continued expansion of inventory management services being offered to and utilized by our customers.


     Gross profit increased 25.6%, from $61.9 million to $77.8 million, for the years ended December 31, 1996 and 1997, respectively. Gross profit margin in 1997 decreased to 24.1% from 26.7% in 1996. The loss of the C-130 contract contributed to this decrease. In addition to the fixed costs associated with the idle hangar space, we incurred incremental costs associated with hiring and training personnel in anticipation of providing services under the C-130 contract. A slight decline in margin on sales of products reflected a declining contribution from bulk inventories of aircraft parts acquired prior to 1995 and an increase in revenues from our lower margin bearings distribution business acquired in August 1996.


     Our operating expenses increased $18.8 million from $34.0 million for the year ended December 31, 1996 to $52.8 million for the year ended December 31, 1997. Of this increase, approximately $9.8 million related to accounts receivable, inventory and environmental reserves recorded by Whitehall. Of the remaining increase, approximately $4.9 million was attributable to the operating expenses of companies acquired in 1997, with the balance attributable to higher sales levels resulting in higher selling and operating expenses. Excluding the Whitehall reserves, operating expenses as a percentage of operating revenues decreased from 14.6% in 1996 to 13.3% in 1997.



     Interest expense increased $2.6 million, or 48.9%, from 1996 to 1997, primarily due to the increase in borrowings utilized to fund our continued growth.


     Other income and expense in 1997 included a $4.5 million writedown by Whitehall of its investment in the preferred stock of the purchaser of its ocean systems business. Whitehall wrote off this investment prior to our acquisition of Whitehall. Other income and expense in 1996 included interest income of $307,000.


     As a result of the above factors, income before income taxes and extraordinary item decreased $10.8 million, or 46.9%, from 1996 to 1997.


     Equity (income) losses of affiliate, net of income taxes, decreased from income of $255,000 in 1996 to a loss of $139,000 in 1997.


     Prior to June 26, 1996, our operations were conducted by a partnership and, therefore, our results of operations for the period January 1, 1996 through June 26, 1996 do not include a provision for income taxes, as the income of the partnership passed directly to the partners. Additionally, income taxes for 1996 were offset by one-time deferred tax benefits of approximately $4.9 million associated with our organization. No such tax benefit was realized in 1997.


     In connection with our initial public offering, we repaid all outstanding term and revolving indebtedness. As a result, during 1996 we wrote-off approximately $3.1 million in deferred financing costs relating to that debt, which resulted in an extraordinary item, net of taxes, of approximately $1.9 million.


     Net income for the year ended December 31, 1997 was $4.8 million ($.39 per diluted share) compared to net income of $19.8 million ($1.84 per diluted share) for 1996. Weighted average common and common equivalent shares outstanding (diluted) were 12.5 million for the year ended December 31, 1997, compared with 10.8 million for the year ended December 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES


  CASH


     Cash used in operations was $12.1 million in 1996, $53.7 million in 1997 and $71.0 million in 1998. Cash used in investing activities was $22.2 million in 1996, $58.4 million in 1997 and $114.3 million in 1998. We continue to invest in spare parts inventories in order to support increased parts sales and continue to grow through strategic acquisitions. We financed our operating and investing activities primarily with our cash flow from financing activities, amounting to $30.6 million in 1996, $114.4 million in 1997, and $189.5 million in 1998.


  CAPITAL EXPENDITURES


     We incurred capital expenditures of approximately $5.5 million in 1996, $8.1 million in 1997 and $16.6 million in 1998, primarily to make enhancements to our management information systems, telecommunications systems and to renovate one of our maintenance facilities and other capital equipment and improvements. We anticipate that we will incur capital expenditures of approximately $27.4 million in 1999 for new equipment for our manufacturing operations, fixtures for our new corporate headquarters, new management information systems and enhancements to the existing management information systems, as well as ordinary course replacement of existing equipment. Financing for such expenditures will be provided from operations and from borrowings under our credit facility.

     As part of our growth strategy, we intend to continue to grow through internal expansion as well as acquisitions of other businesses. Financing for such activities will be provided by earnings and by borrowings under our credit facility and potential issuances of additional debt and/or equity securities. We believe that available capital resources under our credit facility will be sufficient to satisfy our anticipated working capital requirements over the next twelve months.


  ENVIRONMENTAL


     We are taking remedial action pursuant to regulations of the Environmental Protection Agency ("EPA") and Florida Department of Environmental Protection ("FDEP") at our facility in Lake City. We are conducting ongoing testing and gathering new information to continually assess the impact and magnitude of the required remediation efforts on us. Based upon the most recent cost estimates provided by environmental consultants, we believe that the total remaining testing, remediation and compliance costs for this facility will be approximately $2.4 million. We have substantially completed testing and evaluation for all known sites on our property in Lake City, and we have commenced a remediation program. We are currently monitoring the remediation which will extend into the future. Subsequently, we increased our accruals because of this monitoring which indicated a need for new equipment and additional monitoring. Based on current testing, technology, environmental law and clean-up experience to date, we believe that we have established an accrual for a reasonable estimate of the costs associated with our current remediation strategies. To comply with the financial assurances required by the FDEP, we have issued a $1.7 million standby letter of credit in favor of the FDEP.


     Additionally, there are other areas adjacent to our facility in Lake City that could also require remediation. We do not believe that we are responsible for these areas; however, it may be asserted that TIMCO and other parties are jointly and severally liable and are responsible for the remediation of those properties. No estimate of any such costs to us is available at this time.


     In connection with the sale of Whitehall's electronics business, Whitehall was required to perform, at its own expense, an environmental site assessment at the electronics business' facility. Whitehall was also required to remedy all recognized environmental conditions identified in the assessment to bring such facility into compliance with all applicable federal, state, and local environmental laws. The buyer of this business, subject to the terms and conditions set forth in the agreement, recently exercised its option of requiring Whitehall to repurchase this property for $300,000.


     We have accrued $3.4 million towards potential obligations to remediate the environmental matters described above.


     Future information and developments will require us to continually reassess the expected impact of the environmental matters discussed above. Actual costs incurred in future periods may vary from the estimate, given the inherent uncertainties in evaluating environmental exposures. These uncertainties include the extent of required remediation based on testing and evaluation not yet completed and the varying costs and effectiveness of remediation methods.


  CREDIT FACILITY


     We have a credit facility with a syndicate of financial institutions. Our credit facility consists of a revolving loan and letter of credit facility of $250.0 million, up to $30.0 million of which may be outstanding letters of credit. Borrowings under the credit facility are secured by a lien on substantially all of our assets, including substantially all of our receivables and inventory. Interest under the credit facility is, at our option, (a) prime plus a margin, or (b) LIBOR plus a margin, where the respective margin determination is made upon our financial performance over a 12 month period (ranging from 0.0% to 1.0% in the event prime is utilized, or 1.125% to 2.5% in the event LIBOR is utilized). At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans.


     Our credit facility contains financial covenants regarding our financial performance and other covenants, including limitations on the amount of our annual capital expenditures and the ability to incur additional debt, and provides for the suspension of borrowing and repayment of all debt in the event of a material adverse change in our business or a change in control. In addition, the credit facility requires mandatory repayments from the proceeds of a sale of our assets or an issuance of our equity or debt securities or as a result of insufficient collateral to meet the borrowing base requirements thereunder. At December 31, 1998, we were not in compliance with one of our non-monetary financial covenants and we have obtained a waiver from the lender relating to that covenant. At March 31, 1999, $6.7 million was available for borrowing under the credit facility and outstanding letters of credit aggregated $22.6 million.


     Following our sale of common stock offered by this prospectus and the application of the net proceeds from this sale, we will have $116.1 million available for borrowing under the credit facility. Additionally, if we close our sale of $85.0 million of our senior subordinated notes in a concurrent public offering and use the net proceeds (estimated to be $82.7 million) to reduce the amounts outstanding under our credit facility, we will have $198.8 million available under the credit facility.


  SENIOR SUBORDINATED NOTES


     In February 1998 we sold $165.0 million of senior subordinated notes due in 2008 with a coupon rate of 8.125% at a price of 99.395%. We used the proceeds of the sale to repay all amounts outstanding under our then outstanding term, acquisition and revolving credit facilities and to fund the cash requirements related to the acquisition of Caribe Aviation and Aircraft Interior Design. The funds repaid included amounts borrowed during 1997 to repay indebtedness of Aerocell and Apex in connection with those acquisitions and borrowings incurred to fund the purchase price in connection with the acquisition of Kratz-Wilde. Concurrently with this offering, we intend to issue an additional $85.0 million of our senior subordinated notes due 2008 in a public offering by a separate prospectus.


     The senior subordinated notes mature on February 15, 2008. Interest is payable on February 15 and August 15 of each year, commencing August 15, 1998. The senior subordinated notes are general unsecured obligations of ours, subordinated in right of payment to all of our existing and future senior debt, including indebtedness outstanding under our credit facility and under facilities which may replace the credit facility in the future. In addition, the senior subordinated notes are effectively subordinated to all secured obligations, including the credit facility.


     The indenture governing the senior subordinated notes permits us and our subsidiaries to incur substantial additional indebtedness, including additional senior debt. Under the indenture, we may borrow unlimited additional amounts so long as after incurring such debt we meet a fixed charge coverage ratio for the most recent four fiscal quarters of 2.0 to 1 until February 15, 2000 and 2.25 to 1 thereafter. At December 31, 1998, our fixed charge coverage ratio for the last four fiscal quarters was 3.1 to 1. Additionally, the indenture allows us to borrow and have outstanding additional amounts of indebtedness (even if we do not meet the required fixed charge coverage ratios), up to enumerated limits. The senior subordinated notes are also effectively subordinated in right of payment to all existing and future liabilities of any of its subsidiaries which do not guarantee the senior subordinated notes.


     The senior subordinated notes are fully and unconditionally guaranteed, on a senior subordinated basis, by substantially all of our existing subsidiaries and each subsidiary that we will organize in the future, unless the subsidiary is designated as an unrestricted subsidiary. Subsidiary guarantees are joint and several, full and unconditional, general unsecured obligations of the subsidiary guarantors. Subsidiary guarantees are subordinated in right of payment to all existing and future senior debt of subsidiary guarantors, including the credit facility, and are also effectively subordinated to all secured obligations of subsidiary guarantors to the extent of the assets securing their obligations, including the credit facility. Furthermore, the indenture permits subsidiary guarantors to incur additional indebtedness, including senior debt, subject to certain limitations.

     The senior subordinated notes are redeemable, at our option, in whole or in part, at any time after February 15, 2003, at the following redemption prices, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date:



   2003 ........................       104.063%
   2004 ........................       102.708%
   2005 ........................       101.354%
   2006 and thereafter .........       100.000%

     In addition, on or prior to February 15, 2001, we may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.125% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date with the net proceeds of a public offering of our common stock; PROVIDED, that at least 65% of the aggregate principal amount of the senior subordinated notes originally issued remains outstanding immediately after this redemption.


     Upon a change in control, we will be required to make an offer to repurchase each holder's senior subordinated notes at a price equal to 101% of the principal amount thereof, plus interest.


     The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make investments, dispose of assets, issue capital stock of subsidiaries, create liens securing indebtedness, enter into transactions with affiliates, sell assets or enter into mergers and consolidations or sell all or substantially all of our assets.


  OTHER NOTES


     We have entered into several term loan agreements to finance equipment and parts which we lease to customers. These term loans, in the original aggregate principal amount of $17.7 million, bear interest ranging from 7.40% to 8.21% and are payable monthly through August 2003. These term loans contain financial and other covenants and mandatory prepayment events. At December 31, 1998, we were in compliance with all covenants of these term loans.


     In connection with our acquisition of Kratz-Wilde, we delivered to the sellers a non-interest bearing promissory note in the original principal amount of $2.2 million. As of December 31, 1998, we were in compliance with the terms of this promissory note.


     In connection with our acquisition of Caribe Aviation and Aircraft Interior Design, on March 6, 1998 we delivered to the sellers a promissory note in the original principal amount of $5.0 million. The note is payable with interest at the rate of 8% per annum, and as of March 31, 1999, $2.5 million in principal was outstanding.


  LEASE FOR NEW FACILITY


     In 1998, we decided to move to a new corporate headquarters and warehouse facility. On December 17, 1998, we entered into an operating lease for our new corporate headquarters and warehouse facility with First Security Bank, National Association, as trustee of a newly created trust, as lessor. The lease has an initial term of five years and is a triple net lease. The lease contains financial covenants regarding our financial performance and other affirmative and negative covenants. Substantially all of our subsidiaries have guaranteed our obligations under the lease. Additionally, we have an option to acquire the new facility at the end of the lease. If we do not purchase the new facility at the end of the lease, we will be obligated to pay a fee.


     The lessor has financed the development of the new facility through a $35.5 million loan from a syndicate of financial institutions. We are obligated to develop the new facility on behalf of the lessor and are responsible for the timely completion within an established construction budget. We and substantially all of our subsidiaries have guaranteed the repayment of $31.2 million of the lessor's obligations under the agreements. The lessor's obligations under these agreements are secured by a lien on the real property and on the new facility. Further, we have posted an irrevocable letter of credit in favor of the lessor in the amount of approximately $8.0 million to secure both our obligations under the lease and the lessor's obligations under these agreements.


IMPACT OF THE YEAR 2000


     Since the fourth quarter of 1997, we have been implementing new management information systems ("MIS") in order to both allow our computer systems to meet our needs into the foreseeable future and to mitigate the Year 2000 issues inherent in our existing systems.


     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. We may be affected by Year 2000 issues in our own non-compliant information technology ("IT") systems or non-IT systems, as well as by Year 2000 issues related to non-compliant IT and non-IT systems operated by third parties.


  STATE OF READINESS


     We have substantially completed an assessment of our internal and external (third-party) IT systems and non-IT systems. At this point in our assessment, which we believe is approximately 90% complete (in the aggregate), other than as described in this prospectus, we are not currently aware of any Year 2000 problems relating to our systems or the systems operated by third parties which would materially adversely affect our business, results of operations or financial condition, without taking into account our efforts to avoid such problems, although we cannot assure you of this fact. In addition, we believe that we are approximately 50% complete (in the aggregate) with our Year 2000 remediation and 30% complete (in the aggregate) with our Year 2000 validation.


     Our IT systems consist of software licensed from third parties and hardware purchased or leased from third parties. We are currently implementing new systems, which are primarily designed to service our redistribution operations and manufacturing operations, including new software and hardware, which we believe, once fully implemented, will be Year 2000 compliant and will meet the requirements of these operations into the foreseeable future.


     We have determined that the MIS system which we currently use in our redistribution operations is not Year 2000 compliant. In order to give us the time to implement our new system for these operations in an orderly fashion, we have engaged a vendor to remediate our existing system to make it Year 2000 compliant. We believe that the remediation to our existing system will be completed by the end of August 1999 at an estimated cost of $2.1 million, and that we can validate the remediated system, as modified, for Year 2000 compliance by the beginning of the fourth quarter of 1999. While we have been informed by our vendor that our existing system can be brought into Year 2000 compliance on a timely basis, there can be no assurance of this fact.


     We have substantially remediated the MIS systems used by our manufacturing operations for Year 2000 compliance. We have also substantially remediated the MIS systems used by our maintenance and repair operations for Year 2000 compliance.


     We have substantially completed an assessment of the Year 2000 issues of our non-IT systems which we have identified as containing embedded chip systems. We are not currently aware of any Year 2000 problems relating to these systems which would materially adversely affect our business, results of operations, or financial condition, without taking into account our efforts to avoid these problems.


     We are reviewing the efforts of our vendors and customers to become Year 2000 compliant. Letters and questionnaires have been or are in the process of being sent to all critical entities with which we do business to assess their Year 2000 readiness. To date, we have received responses from approximately 40% of these third parties, and approximately 60% of the companies that have responded have assured us that they have already addressed, or that they will address on a timely basis, all of their known significant Year 2000 issues. Although this review is continuing, we are not currently aware of any vendor or customer circumstances that may materially adversely impact us. We will seek alternative suppliers if circumstances warrant. We cannot assure you that Year 2000 compliance plans of our vendors and customers will be completed on a timely manner.


     A substantial majority of the aircraft spare parts in our inventory do not have date-sensitive technologies and, as a result, do not pose Year 2000 compliance issues. For the small part of our aircraft spare parts inventory that may pose Year 2000 compliance issues, we have contacted our vendors to assess the Year 2000 compliance of those parts. We believe that issues relating to the Year 2000 compliance of aircraft spare parts in our inventory, if any, will ultimately be the responsibility of the manufacturers of such parts, although we cannot assure you of this fact. Further, it is unclear whether our product liability insurance would ultimately cover a claim based upon a Year 2000 problem in a part sold by us.


  COSTS


     We believe that the cost of the new MIS system (1) for our redistribution operations will be approximately $13.5 million, of which approximately $4.8 million has been spent to date and approximately $8.7 million of which we believe will be expended during 1999 and (2) for our manufacturing operations will be approximately $2.1 million of which approximately $1.0 million has been spent to date and approximately $1.1 million will be expended during 1999. The costs incurred to date in connection with the remediation of our maintenance and repair operations for Year 2000 compliance have not been material. We are funding the costs of our new systems from our existing credit facility. The $5.8 million spent to date has related substantially to the cost of the new systems and not to bringing our existing MIS systems into Year 2000 compliance. We intended to replace these systems to meet our future needs and to incur the costs regardless of the Year 2000 compliance issue. However, the replacement of these systems have assisted our Year 2000 compliance efforts. Such cost estimates include both hardware and software costs, as well as the anticipated costs of the use of consultant services, but do not include our internal costs associated with such efforts, which are not separately tracked for Year 2000 compliance efforts. Such internal costs principally consist of the payroll costs for our employees working on such compliance efforts.


     We have decided to update the MIS system currently used in our redistribution operations to make it Year 2000 compliant, so that such system remains available for use in our operations until the new system for these operations becomes fully operational. We expect the cost of such update to be approximately $2.1 million. We can not recover this cost in connection with the development and implementation of our new system.


  RISKS RELATING TO OUR FAILURE TO BECOME YEAR 2000 COMPLIANT


     Our failure to bring our existing systems into Year 2000 compliance by the end of 1999 would likely materially adversely affect us, in that it would make it very difficult for us to operate our business in the ordinary course and would likely cause us to lose revenues, have increased operating costs and have business interruptions of a material nature (which would likely not be covered by our existing business interruption insurance) until we fixed our systems. In addition, we can not assure you that the Year 2000 issues of other entities will not materially adversely impact our systems or results of operations.


  CONTINGENCY PLANS


     We are currently considering what our contingency plans will be in the event that we are not able to bring our IT and non-IT systems into Year 2000 compliance by the end of 1999. We plan to complete such contingency plans by the end of May 1999.

                                   BUSINESS


     Aviation Sales is a leading provider of aviation inventory and maintenance, repair and overhaul services. We believe that we are one of the largest redistributors of aircraft spare parts in the world and the largest independent provider of heavy maintenance services for aircraft in North America. We sell aircraft spare parts and provide inventory management services and aircraft maintenance, repair and overhaul services to commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors throughout the world. We sell airframe and engine components for commercial airplanes, including Boeing, McDonnell Douglas, Lockheed and Airbus aircraft, as well as jet engines manufactured by Pratt & Whitney, General Electric and Rolls Royce.


     We offer maintenance and repair services through our six FAA-licensed repair stations. These services include maintenance, repair and modification services for aircraft, and repair and overhaul services on a wide range of aircraft components. We provide inventory management services including purchasing services, repair management, warehouse management, aircraft disassembly services and consignment and leasing of inventories of aircraft parts and engines. We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Our strategy is to be the vendor of choice to our customers, providing total inventory management solutions and total aircraft maintenance solutions to meet our customers' spare parts and maintenance, repair and overhaul requirements. We believe our future growth will come from internal growth combined with growth through additional acquisitions of companies which add to or expand our existing product and service offerings. We expect to achieve internal growth through:


     /bullet/ increased customer penetration in existing markets;
     /bullet/ improved capacity utilization of our maintenance and repair facilities; and
     /bullet/ continued expansion of the array of products and services which we offer to customers.


     The services we offer allow our customers to reduce their costs of operations by outsourcing some or all of their inventory management and maintenance repair and overhaul functions and to take advantage of opportunities to maximize the value of their spare parts inventories. As a leading redistributor of aircraft spare parts, we are able to better service our maintenance and repair customers, due to the timely availability of our extensive parts inventory. Similarly, as a leading provider of maintenance and repair services, we are able to market our aircraft spare parts to our airline customers.


INDUSTRY


     We believe that the annual worldwide market for aircraft spare parts is approximately $11.0 billion, of which approximately $1.3 billion reflects annual sales of aircraft spare parts in the redistribution market. We believe that the total worldwide market for maintenance and repair services is approximately $27.0 billion annually and that $5.3 billion of that amount represents maintenance, repair and modification services being provided in North America. Airlines currently perform approximately 75% of the North American services, outsourcing the balance to independent providers like Aviation Sales.


     Due to the trends currently affecting our industry, we believe that the demand for maintenance and repair services from large, fully integrated independent operators such as Aviation Sales will continue to increase in the future.

     We believe that the trends currently affecting our industry are:


     GROWTH IN MARKET FOR AIRCRAFT SPARE PARTS AND MAINTENANCE AND REPAIR SERVICES.


The Boeing 1998 Current Market Outlook report projects that:


     /bullet/ the worldwide fleet of commercial airplanes will more than double from 1997 to 2017;
     /bullet/ the number of cargo jet aircraft will increase significantly between 1997 and 2017; and
     /bullet/ the aircraft fleet will continue to age.


     We believe that a combination of these factors will increase the demand for aircraft spare parts from the redistribution market and for maintenance and repair services.


  INCREASED OUTSOURCING OF INVENTORY MANAGEMENT AND MAINTENANCE AND REPAIR REQUIREMENTS


     Airlines incur substantial expenditures in connection with fuel, labor and aircraft ownership. Airlines have come under increasing pressure during the last decade to reduce the costs associated with providing air transportation services. While several of the expenditures required to operate an airline are beyond the direct control of airline operators, such as the price of fuel and labor costs, we believe that obtaining replacement parts from the redistribution market and outsourcing inventory management and maintenance and repair functions are areas in which airlines can reduce their operating costs. Outsourcing of inventory management and maintenance and repair functions by airlines allows an operator such as Aviation Sales to achieve economies of scale unavailable to individual airlines and to handle these functions less expensively and more efficiently on its customers' behalf.


  REDUCTION IN NUMBER OF APPROVED VENDORS


     In order to reduce costs and streamline decisions, airlines have been reducing the number of their approved vendors. During the last few years, several major airlines have reduced their supplier lists from as many as 50 to a core group of five to ten suppliers. As a result of reductions in the supplier base by airlines, there has been and we believe there will continue to be a consolidation in the redistribution and maintenance and repair market.


  CONSIGNMENT


     Some of our customers adjust inventory levels periodically by disposing of excess aircraft parts. Traditionally, larger airlines have used internal purchasing agents to manage these dispositions. We believe that major airlines and other owners of aircraft spare parts, in order to concentrate on their core businesses and to more effectively redistribute their excess parts inventories, are increasingly entering into long-term consignment agreements with redistributors. Consigning inventories to a redistributor like Aviation Sales allows customers to distribute their aircraft spare parts to a larger number of prospective inventory buyers, and allows the customers to maximize the value of their inventory. Consignment also enables us to offer for sale a significant parts inventory at minimal capital cost to us. Consignment agreements are generally entered into on a long-term basis for a large group of parts or entire airplanes which are disassembled for sale of the individual parts. The Boeing 1998 Current Market Outlook report notes that the operators and owners will remove approximately 3,732 aircraft from active commercial service between 1997 and 2017. Many of these aircraft will be disassembled in order to sell their parts.

COMPETITIVE STRENGTHS


     We believe that our strong competitive position is based on our diverse product and service offerings, sophisticated inventory management information systems and a consistent record of meeting rigorous customer requirements.


  DIVERSIFIED PRODUCTS AND SERVICES


     We believe that the breadth of our product offerings and services, including a wide range of inventory management, maintenance and repair services and specialized manufacturing, allows us to be a vendor of choice to our customers in a highly fragmented industry. Aviation Sales has over 1,000 customers, including commercial passenger airlines, air cargo carriers and maintenance and repair facilities.


  LARGE INVENTORY BASE


     We believe that we have one of the largest inventories of aircraft spare parts in the world, with over 555,000 line items currently in stock. Our inventory supports a wide range of aircraft in the worldwide commercial fleet including Airbus A300, A31x, A32x and A340 series aircraft, Boeing 707, 727, 737, 747, 757, 767 and 777 series aircraft, McDonnell Douglas DC-8, DC-9, DC-10, MD-8x and MD-11 series aircraft, and the Lockheed L-1011 aircraft. In addition, we have parts available for a broad range of General Electric, Pratt and Whitney and Rolls Royce engines.


  PROPRIETARY MANAGEMENT INFORMATION SYSTEMS


     Our proprietary management information systems are an integral component of our position as a leader in our industry. Documentation and traceability of aircraft parts have become key factors in determining which companies will be able to effectively compete in the redistribution business because industry, regulatory and public awareness have focused on safety. The requirement to be able to provide documentation about each part sold has also made it more expensive for new entrants to become involved in the redistribution market, and therefore acts as a barrier to new entrants into our market. Our MIS systems collect and report data regarding inventory turnover, documentation, pricing, market availability and customer demographic information on more than 3.7 million line items. Access to such information enables us to be aware of and to capitalize on the changing trends in the marketplace. We utilize electronic data scanning and document image storage technology for rapid and accurate retrieval of inventory traceability documents. We continue to invest in technology in order to allow us to maintain our strength in this area.


  EMPHASIS ON QUALITY


     Our information system allows us to provide documentation that enables the aircraft parts we distribute and the maintenance we perform on them to be traced. As industry, regulatory and public awareness have focused on safety, our ability to track this information has become important to customers.


     All of our maintenance and repair facilities are licensed by the FAA. We emphasize quality and on-time delivery to customers at our maintenance and repair facilities.


  WORLDWIDE MARKETING PRESENCE


     Our international presence allows us to meet the demands of our global customer base and to supply parts and services on a timely basis. We distribute aircraft spare parts in more than 100 countries and utilize sales representatives in 23 countries. During the years ended December 31, 1996, 1997 and 1998, 29%, 24% and 18% of our revenues were derived from sales to international customers and 71%, 76% and 82% were derived from sales to domestic customers.

  SIGNIFICANT FINANCIAL AND OTHER RESOURCES


     Our financial position allows us to take advantage of opportunities which arise in the market from time to time to expand our products and services, make selected acquisitions and evaluate bulk purchases of inventory. Our market presence, industry experience, sophisticated management information systems and capital strength enable us to quickly analyze and complete acquisitions of inventory, giving us a competitive advantage in the market.


AIRCRAFT SPARE PARTS


  AIRCRAFT SPARE PARTS CATEGORIES


     Aircraft spare parts can be categorized by their ongoing ability to be repaired and returned to service. The general categories are as follows:


     /bullet/ rotable;
     /bullet/ repairable; and
     /bullet/ expendable.


     A rotable is a part which is removed periodically as dictated by an operator's maintenance procedures or on an as needed basis and is typically repaired or overhauled and re-used an indefinite number of times. An important subset of rotables is life limited parts. A life limited rotable has a designated number of allowable flight hours and/or cycles (one take-off and landing generally constitutes one cycle) after which it is rendered unusable. A repairable is similar to a rotable except that it can only be repaired a limited number of times before it must be discarded. An expendable is generally a part which is used and not thereafter repaired for further use. Our inventory consists in large part of rotable and repairable parts which are regularly required by our customers. We also maintain an inventory of expendable parts.


  AIRCRAFT SPARE PARTS CONDITIONS


     Aircraft spare parts conditions are classified within the industry as:


     /bullet/ factory new;
     /bullet/ new surplus;
     /bullet/ overhauled;
     /bullet/ serviceable; and
     /bullet/ as removed.


     A factory new or new surplus part is one that has never been installed or used. Factory new parts are purchased from manufacturers or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part has been completely disassembled, inspected, repaired, reassembled and tested by a licensed repair facility. An aircraft spare part is classified serviceable if
(1) it is repaired by a licensed repair facility rather than completely disassembled as in an overhaul or (2) if it is removed by the operator from an aircraft or engine while operating under an approved maintenance program and is functional and meets any manufacturer or time and cycle restrictions applicable to the part. A factory new, new surplus, overhauled or serviceable part designation indicates that the part is eligible for immediate use on an aircraft. A part in an as removed condition requires functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.


  OUR INVENTORY


     Our inventory consists principally of new, overhauled, serviceable and repairable aircraft parts that we purchase from many sources. Before we may install parts in an aircraft, they must meet enumerated standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with FAA requirements. Parts must also be traceable to sources deemed acceptable by these agencies.


OPERATIONS


     Our core business is the buying and selling of aircraft spare parts and the providing of maintenance, repair and overhaul of aircraft and aircraft components and the provision of inventory management services. Additionally, we manufacture aircraft parts for sale to original equipment manufacturers.


SALES OF AIRCRAFT SPARE PARTS


     Our daily operations encompass inventory sales, brokering and exchanging aircraft spare parts. We advertise our available inventories held for sale or exchange on the Inventory Locator Service and the Airline Inventory Redistribution System electronic databases. Buyers of aircraft spare parts can access these databases and determine which companies have the desired inventory available. We estimate that 70% of our daily sales activity results from an electronic database inquiry. All major airlines and repair agencies subscribe to one or both of these databases and, accordingly, we maintain continual on-line direct access with them. We also maintain direct Electronic Data Interchanges with significant customers.


     We currently have over 555,000 line items in stock with market availability, pricing and historical data available on more than 3.7 million line items. We sell parts from our inventory. Additionally, we will purchase parts on behalf of our customers against specific orders. We also offer a customer exchange program for rotables. In an exchange transaction, we exchange a new surplus, overhauled or serviceable component taken from stock with a customer's as-removed unit which has failed. We receive an exchange fee for completing the transaction, plus reimbursement from the customer for the cost to overhaul or repair the as-removed unit. If the as-removed part cannot be repaired, it is returned to the customer and the exchange transaction is converted to an outright sale at a sales price agreed upon at the time the exchange transaction was negotiated.


INVENTORY MANAGEMENT SERVICES


  OUTSOURCING


     We are meeting the outsourcing requirements of our customers by providing a number of inventory management services. These services assist airlines in streamlining their inventory management operations while utilizing their capital more efficiently and reducing their costs. Through the offering of various services, we believe we can provide an inventory management program geared to a customer's particular requirements. These services include consignment, repair management, aircraft disassembly, warehouse management, purchasing services and leasing.


  CONSIGNMENT AND OTHER SERVICES


     By consigning inventories to Aviation Sales, customers are able to distribute their aircraft spare parts to a larger number of prospective inventory buyers, allowing the customers to maximize the value of their inventory. Consignment also enables us to offer for sale significant parts inventory at minimal capital cost to us. We also provide repair management services to several of our customers, whereby we receive a fee for managing a customer's spare parts repair requirements. We provide "teardown" services at our Ardmore, Oklahoma facility where we tear down aircraft which we purchase to disassemble and sell the parts in our redistribution business. We also disassemble aircraft in connection with consignment arrangements and to return disassembled aircraft spare parts directly to a customer. We provide warehouse management services which allow a customer to maintain an inventory at our warehouse facility to avoid the costs associated with the operation of its own inventory warehouse facility. We also will manage a customer's inventory at the customer's own facility.


  LEASING


     We provide long-term leasing of inventories of aircraft spare parts and aircraft engines to airline customers. An increasing number of smaller and start-up airlines have chosen to lease aircraft spare parts in order to preserve capital while maintaining adequate spare parts support. We believe that we have a competitive advantage in aircraft engines and aircraft spare parts leasing due to our ability to maximize the residual value of the parts after termination of the lease through sales of the parts in the ordinary course of our business. As of December 31, 1996, 1997 and 1998, we had $18.0 million, $22.8 million and $28.4 million of inventories on long-term lease.


MAINTENANCE AND REPAIR SERVICES


     In 1997, we made a strategic decision to expand our service offerings to include the maintenance, repair and overhaul of aircraft and aircraft components. Our recent acquisitions allow us to provide maintenance and repair services for commercial, military and freighter aircraft, including the maintenance and repair of airframe components, hydraulic, pneumatic, electrical and electromagnetic aircraft components, and interior cabin components.


  REPAIR AND OVERHAUL SERVICES


     We provide repair and overhaul services at our FAA-licensed repair stations. Aerocell specializes in the maintenance, repair and overhaul of airframe components, including flight controls, doors, fairing panels, nacelle systems and exhaust systems. Caribe Aviation specializes in the maintenance, repair and overhaul of hydraulic, pneumatic, electrical and electromagnetic aircraft components, as well as avionics and instruments on Airbus and Boeing aircraft. Aircraft Interior Design refurbishes aircraft interior components, including passenger and crew seats.


  AIRCRAFT HEAVY MAINTENANCE


     We perform maintenance, repair and modification services of aircraft at TIMCO's three repair stations. These services principally consist of scheduled "C" and "D" level maintenance checks and the modification of passenger airplanes to freighter configurations. "C" and "D" checks each involve a different degree of inspection, and the services performed at each level vary depending upon the individual aircraft operator's FAA-certified maintenance program. "C" and "D" level checks are comprehensive checks and usually take several weeks to complete, depending upon the scope of the work to be performed.


     The "C" level check is an intermediate level service inspection that typically includes a cleaning of the aircraft's exterior, testing and lubrication of its operational systems, filter servicing and limited cleaning and servicing of the interior. Trained mechanics visually inspect the external structure and internal structure through access panels, repair all defects and remove all corrosion found. The "D" level check includes all of the work accomplished in the "C" level check but places a more detailed emphasis on the integrity of the systems and structural functions. In the "D" level check, the aircraft is disassembled to the point where the entire structure can be inspected and evaluated and a more thorough review of the operational systems of the aircraft can be made. Once we have completed the evaluation and repairs, we reassemble the aircraft and its systems to the detailed tolerances demanded in each system's specifications. Depending upon the type of aircraft and the FAA-certified maintenance program being followed, intervals between "C" level checks can range from 1,000 to 5,000 flight hours and intervals between "D" level checks can range from 10,000 to 25,000 flight hours. Structural inspections performed during "C" level and "D" level checks provide personnel with detailed information about the condition of the aircraft and the need to perform additional work or repairs not provided for in the original work scope. Project coordinators and customer support personnel work closely with the aircraft's customer service representative in evaluating the scope of any additional work required and in the preparation of a detailed cost estimate for the labor and materials required to complete the job.


     Each aircraft certified by the FAA is constructed under a "Type Certificate." Anything which is done subsequently to overhaul or modify the aircraft from its original specifications requires the review, flight-testing and approval of the FAA. This is evidenced by the issuance of a Supplemental Type Certificate for that particular change. Typical modification services include refurbishing and reconfiguring passenger seating, installing passenger amenities such as telephones and video screens and converting traditional passenger cabins into amenity filled "VIP" quarters. We also convert passenger aircraft to freighter configuration.


     When we convert a passenger plane to freighter configuration we:


     /bullet/ completely strip the interior;
     /bullet/ strengthen the load-bearing capacity of the flooring; /bullet/ install the bulkhead or cargo net;
     /bullet/ cut into the fuselage for the installation of a cargo door; /bullet/ reinforce the surrounding structures for the new door; /bullet/ replace windows with metal plugs; and /bullet/ fabricate and install a cargo door or cargo doors.


     We may also need to line the aircraft interior to protect cabin walls from pallet damage and we may have to modify the air conditioning system. Conversion contracts also typically require "C" or "D" level maintenance checks as these converted aircraft have often been out of service for some time and maintenance is required for the aircraft to comply with current FAA standards. Additional overhaul and modification services performed include cockpit reconfiguration and the integration of Traffic Control and Avoidance Systems, windshear detection systems and navigational aids.


MANUFACTURING SERVICES


     The Boeing 1998 Current Market Outlook report projects that:


     /bullet/ global air travel will increase by an average of 5% per year through the year 2007;
     /bullet/ average passenger fleet miles flown will increase significantly over the next few years, requiring current operators to increase the size of their fleets; and
     /bullet/ many new airlines will commence operations in the United States and abroad.


     These increases in passenger travel and the number of aircraft in service increase the demand for manufacturing services. Consequently, we foresee the manufacture of aircraft parts as a significant growth opportunity for us, and as an integral component of our expansion strategy.


     We currently own two companies which manufacture various aircraft parts for sale to original equipment manufacturers.


     Kratz-Wilde specializes in the manufacture of machined components primarily for jet engines, and also produces automotive and faucet components. Kratz-Wilde is a leading supplier of CFM56 and CF6 engine components to General Electric's Aircraft Engine business. Kratz-Wilde's operations are housed in three manufacturing facilities in the greater Cincinnati area. Kratz-Wilde provides us with precision manufacturing capabilities which we believe will allow us to expand our relationship with our current and future original equipment manufacturers.


     Apex, located in Phoenix, Arizona, manufactures precision aerospace parts and specializes in the machining of metal parts, including precision shafts, fuel shrouds, housings and couplings for aerospace actuating systems, fuel controls and engines.

SALES AND MARKETING; CUSTOMERS


     We utilize inside salespersons, regional field salespersons, independent contract representatives and overseas sales offices in our sales and marketing efforts. Our outside sales force is responsible for obtaining new customers and maintaining relationships with existing customers. Our inside sales force accomplishes the majority of our day-to-day sales.


     We staff our South Florida parts distribution facility to provide sales and delivery services seven days a week, 24 hours a day. This service is critical to provide support to airline customers which, at any time, may have an aircraft grounded in need of a particular part. Our South Florida location, with easy access to Miami International Airport and Fort Lauderdale International Airport, assists us in providing reliable and timely delivery of purchased products.


     We have over 1,000 customers, which include commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other aircraft parts redistribution companies. Our top ten customers combined accounted for approximately 26%, 29% and 38% of operating revenues, for the three years ended December 31, 1996, 1997 and 1998. No single customer accounted for more than 10% of operating revenues for the year ended December 31, 1998.


MANAGEMENT INFORMATION SYSTEMS


     We have developed a proprietary management information system which is an important component of our business and a significant factor in our leading position in the redistribution market. Our management information system collects and reports data regarding inventory turnover and traceability, pricing, market availability, customer demographics and other important data. We currently maintain marketing data on and are able to estimate the value of more than 35 million line items. We also maintain databases on recommended upgrades or replacements, including airworthiness directives. Access to such information gives us the best possible opportunity to avoid purchases of aircraft spare parts which might be deemed unusable. In addition, we maintain data that allows us to provide our customers with information with respect to obsolescence and interchangeability of parts. We utilize electronic data scanning and document image storage technology for accurate and rapid retrieval of inventory traceability documents that must accompany all sales. Our customers require these in order for them to comply with applicable regulatory guidelines. We believe that our continued investment in the development of information systems is a key factor in maintaining our competitive advantage.


     We believe that to maintain our competitive advantages, accommodate growth and keep pace with the rapid changes in technology we must continue to acquire state of the art management information systems to ensure the capability to meet our needs. We are currently implementing a new management information system for our redistribution operations. We have also commenced the remediation of our existing system for these operations to make it Year 2000 compliant so that such system remains available for use in our operations until the new system becomes operational. We are also addressing the Year 2000 issues relating to our other management information systems.


COMPETITION


     There are numerous suppliers of aircraft parts in the aviation market worldwide and, through inventory listing services, customers have access to a broad array of suppliers. These include major aircraft manufacturers, airline and aircraft service companies and aircraft spare parts redistributors. Competition in the redistribution market is generally based on price, availability of product and quality, including traceability. Our major competitors in the redistribution market include AAR Corp., The Ages Group and The Memphis Group. There is also substantial competition, both domestically and overseas, from smaller, independent dealers who generally participate in niche markets.


     In the maintenance and repair market, our major competitors are B.F. Goodrich, Dee Howard Company and Mobile Aerospace Inc. We also compete for military maintenance and repair contracts.

Our principal competitors for military maintenance and repair contracts include Boeing Military Aircraft, Lockheed-Martin Aeromod and Raytheon-E Systems.


GOVERNMENT REGULATION AND TRACEABILITY


     The aviation industry is highly regulated. While our spare parts business is not regulated, the aircraft spare parts which we sell to our customers must be accompanied by documentation which enables the customer to comply with applicable regulatory requirements. Additionally, Aviation Sales must be certified by the FAA and, in some cases, by original equipment manufacturers in order to manufacture or repair aircraft components and to perform maintenance and repair services on aircraft.


     The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aircraft equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and aircraft equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Presently, we utilize FAA and/or Joint Aviation Authority certified repair stations (including our six FAA-licensed repair facilities) to repair and certify parts to ensure worldwide marketability. We closely monitor the FAA and industry trade groups in an attempt to understand how possible future regulations might impact us.


     An important factor in the aircraft spare parts redistribution market relates to the documentation or traceability that is supplied with an aircraft spare part. We require all of our suppliers to provide adequate documentation as dictated by the appropriate regulatory authority. We utilize electronic data scanning and storage techniques to maintain complete copies of all documentation. Documentation required includes, where applicable:


     /bullet/ a maintenance release from a certified airline or repair facility signed and dated by a licensed airframe and/or power plant mechanic who repaired the aircraft spare part and an inspector certifying that the proper methods, materials and workmanship were used;
     /bullet/ a "teardown" report detailing the discrepancies and corrective actions taken during the last shop repair; and /bullet/ an invoice or purchase order from an approved source.


     Further, our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act mandates general requirements for safe workplaces for all employees. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with health and safety requirements of the Occupational Safety and Health Act.


PRODUCT LIABILITY


     Our business exposes us to possible claims for personal injury or death which may result from the failure of an aircraft spare part sold, manufactured or repaired by us or from our negligence in the repair or maintenance of an aircraft or an aircraft part. We may also have exposure to product liability claims if the use of our leased aircraft, aircraft engines or aircraft spare parts inventory is alleged to have resulted in bodily injury or property damage. While we maintain what we believe to be adequate liability insurance to protect us from claims of this type, based on our review of the insurance coverages maintained by similar companies in our industry, we cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost. Any liability of this type not covered by insurance could materially adversely affect our financial condition.

EMPLOYEES


     As of December 31, 1998, Aviation Sales employed approximately 3,800 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.


PROPERTIES


     Our executive offices are located in Miami, Florida. The construction of our new corporate headquarters and warehouse facility recently commenced. Our new facility, which will be located on a 41 acre parcel in the City of Miramar, Florida, will contain approximately 630,000 square feet of space and consist of two buildings. One building, which will contain approximately 545,000 square feet, will consolidate our redistribution operations, as well as serve as the corporate headquarters of our redistribution, maintenance and repair, leasing and manufacturing operations. We will use the second building, which will contain approximately 85,000 square feet of office and warehouse space, for maintenance and repair operations.


     The following table identifies, as of April 16, 1999, the principal properties utilized by us. See Notes 6 and 8 of the notes to consolidated financial statements.



                                                                        SQUARE     OWNED OR
FACILITY DESCRIPTION                                  LOCATIONS        FOOTAGE      LEASED
----------------------------------------------   ------------------   ---------   ---------
Corporate Headquarters and Central Warehouse     Miami, FL            166,000        Leased
Office and Repair Facility                       Hot Springs, AK      260,000         Owned
Aircraft Disassembly and Storage                 Ardmore, OK          130,000        Leased
Warehouse                                        Pearland, TX         100,000         Owned
Office and Manufacturing Facility                Dallas, TX            80,000         Owned
Office and Manufacturing Facility                Miami, FL             55,000        Leased
Office and Manufacturing Facility                Westchester, OH       47,400         Owned
Warehouse                                        Miami, FL             40,000        Leased
Office and Manufacturing Facility                Covington, KY         38,200         Owned
Manufacturing Facility                           Fairfield, OH         30,500         Owned
Office and Manufacturing Facility                Miami, FL             30,000        Leased
Office and Manufacturing Facility                Phoenix, AZ           25,000        Leased
Warehouse                                        Miami, FL             11,200        Leased
Warehouse                                        Miami, FL             10,000        Leased
Regional Purchasing Office                       Van Nuys, CA           6,300        Leased
Office and Warehouse                             College Park, GA       6,000        Leased
Warehouse                                        Claremore, OK          1,000        Leased
Office and Aircraft Maintenance Facility         Lake City, FL        650,000        Leased
Office and Aircraft Maintenance Facility         Macon, GA            140,000        Leased
Office and Aircraft Maintenance Facility         Greensboro, NC       610,000        Leased

     In March 1999, we agreed to enter into a lease for a facility in Winston-Salem, North Carolina containing 250,000 square feet of hangar space. We intend to utilize this space to expand our TIMCO aircraft maintenance and repair operations.


     Our ownership interests and leasehold interests in such properties are pledged as collateral for amounts borrowed.

LEGAL PROCEEDINGS


     On January 8, 1999, PaineWebber Incorporated filed in the Supreme Court of the State of New York a complaint against us and our subsidiary, Whitehall Corporation, alleging breach of contract claims and related claims against us and Whitehall and a tortious interference with a contract claim against us. PaineWebber alleges that it is owed a fee in connection with our acquisition of TIMCO in September 1998 based upon a 1997 agreement between Whitehall and PaineWebber relating to a then proposed acquisition of TIMCO by Whitehall which did not occur. PaineWebber is seeking damages of approximately $1.0 million, plus costs and an unstated amount of punitive damages. PaineWebber is also seeking payment of approximately $250,000 allegedly due relating to the failure of Whitehall to honor an alleged right of first refusal in the 1997 agreement.


     We believe that our acquisition of TIMCO was not within the scope of the 1997 PaineWebber/Whitehall agreement and that claims brought under this agreement against us and Whitehall are without merit. We are vigorously defending these claims. Although we can give no assurance, we believe that the ultimate outcome of this matter will not materially adversely affect our financial condition.


     On June 4, 1998, Kenneth L. Harding filed a complaint against us in the United States District of Oklahoma. Harding alleges that he had a contract with AvEng Trading Partners, Inc., which was subsequently acquired by us, that provided he would receive a commission of 20% of the margin on all aircraft parts sales to American Airlines prior to November 1997, in addition to a $2,000 monthly retainer which he was paid prior to termination of the contract in November 1997. Harding claims that James Stoecker, AvEng's principal who we subsequently employed, confirmed and ratified Harding's claim while Mr. Stoecker was our employee. Mr. Stoecker and Aviation Sales severed their relationship in November 1997. We intend to vigorously defend this action. Although we can give no assurance, based upon the available facts, we believe that the ultimate disposition should not materially adversely affect our financial condition.


     On June 24, 1998, Zantop International Airlines, Inc. filed a complaint against Aero Corp.-Macon, Inc., one of our subsidiaries, which is now part of TIMCO, in the Superior Court of Bibb County, Georgia. The suit seeks an unspecified amount of damages and equitable relief arising out of the July 1997 sale to Aero Corp.-Macon, a subsidiary of Whitehall, of certain assets used in connection with the operation of Aero Corp.-Macon. The action involves a contractual dispute relative to certain purchase price adjustments and inventory purchases. We are vigorously defending this action. Although we can give no assurance, based upon the available facts, we believe that the ultimate disposition should not materially adversely affect our financial condition.


     For information regarding certain environmental proceedings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--
Environmental."


     Except as described above, we are not presently involved in any material legal proceedings outside the ordinary course of business. We believe that the ultimate resolution of these claims and lawsuits will not materially adversely affect our financial condition.


     From time to time others may sue us in lawsuits for product defects, breach of warranty, breach of implied warranty of merchantability or other actions relating to products manufactured by others which we distribute or relating to repair and maintenance and repair services which we provide on aircraft and aircraft parts. We believe that we maintain adequate insurance to cover these risks, although we cannot assure you of this fact.

                                  MANAGEMENT


BOARD OF DIRECTORS


     Our certificate of incorporation and bylaws provide for a board of directors divided into three classes, as equal in size as possible, with staggered terms of three years. At the date of this prospectus, the members of our board of directors and the expiration of their terms as directors are as follows:



                                                                                       TERM
NAME                                AGE    POSITIONS                                  EXPIRES
--------------------------------   -----   ---------------------------------------   --------
 Dale S. Baker .................    41     Chairman of the Board, President and         1999
                                           Chief Executive Officer
 Harold M. Woody ...............    53     Director and Executive Vice President        1999
                                           and President of our leasing
                                           operations
 Robert Alpert .................    49     Director                                     2001
 Sam Humphreys .................    38     Director                                     2000
 Philip B. Schwartz ............    45     Director                                     1999
 George F. Baker, III ..........    50     Director                                     2001
 Jeffrey N. Greenblatt .........    40     Director                                     2000

BUSINESS EXPERIENCE


     DALE S. BAKER has been the President and Chief Executive Officer of Aviation Sales since February 1992. Prior to joining Aviation Sales, Mr. Baker was Senior Vice President and Manager of GE Capital's Corporate Investment Finance Group.


     HAROLD M. WOODY has been the Executive Vice President of Aviation Sales since February 1992 and the President of our leasing operations since early 1997.


     ROBERT ALPERT is a private investor. In addition to his investment in Aviation Sales, Mr. Alpert has invested significantly in business ventures in the steel, environmental, waste and oil service industries.


     SAM HUMPHREYS is a Managing Director of Main Street Merchant Partners, a merchant banking firm, and has been a partner in that firm and its predecessor since January 1996. Since March 1997, Mr. Humphreys has also been the Chairman of PalEx, Inc., the largest manufacturer of pallets in the United States. From April 1993 until March 1997, Mr. Humphreys held various executive positions with U.S. Delivery Systems, Inc., a provider of same-day local delivery services, and Envirofil, Inc., an environmental services company.


     PHILIP B. SCHWARTZ is a shareholder in the Florida law firm of Akerman, Senterfitt & Eidson, P.A., practicing in the firm's Miami office. Prior to joining Akerman Senterfitt in September 1995, Mr. Schwartz was a partner with Broad and Cassel, Miami, Florida, for five years. Mr. Schwartz is a member of The Florida Bar and the American Bar Association and a former Chair of the Business Law Section of The Florida Bar. Akerman Senterfitt performs legal services for us.


     GEORGE F. BAKER, III has been a director of Aviation Sales since July 1998. Mr. Baker served as a director of Whitehall from March 1991 until July 1998, as Chairman of the Board of Directors and Chief Executive Officer of Whitehall from April 1991 until July 1998 and as President of Whitehall from October 1991 until April 1995. Mr. Baker is a managing partner of Cambridge Capital Fund, L.P., an investment partnership, and Baker Nye, L.P., an investment partnership.


     JEFFREY N. GREENBLATT has been a director of Aviation Sales since July 1998. Presently, Mr. Greenblatt serves as managing director and a management committee member of Cambridge

Capital Management, L.L.C., an investment manager. Mr. Greenblatt also serves as a shareholder/officer of Monarch Management Group, Ltd., a portfolio manager. Further, Mr. Greenblatt serves as a managing member of Monarch GP, LLC, a general partner of an investment partnership. Since January 1989, Mr. Greenblatt has been a general partner of Cambridge Capital Fund, L.P., an investment partnership, and since January 1988, Mr. Greenblatt has been a general partner of Baker Nye, L.P., an investment partnership.


COMMITTEES OF THE BOARD OF DIRECTORS


     Our board of directors is responsible for establishing broad corporate policies and for our overall performance. Our board has several committees. Standing committees of the board are the executive committee, the audit committee and the compensation committee.


     The executive committee is authorized to act between meetings of our board and to exercise in full the powers of the board, subject to such limitations imposed by law. The members of the executive committee are Dale S. Baker, Harold M. Woody, Robert Alpert, Sam Humphreys and George F. Baker, III.


     The audit committee maintains communications between our board and our independent auditors, monitors performance of the independent auditors, reviews audit scope and results, reviews the organization and performance of our internal systems of audit and financial controls, and recommends the retention or, where appropriate, the replacement of independent auditors. The members of the audit committee are Philip B. Schwartz and Jeffrey N. Greenblatt.


     The compensation committee reviews and approves compensation policies and practices for all elected corporate executive officers and fixes the total compensation of the Chief Executive Officer. The compensation committee also administers our 1996 stock option plan and our 1996 director stock option plan. The members of the compensation committee are Robert Alpert, Sam Humphreys and George F. Baker, III.


COMPENSATION OF DIRECTORS


     Each director who is not an employee of Aviation Sales receives an annual retainer fee of $12,000 per year for serving as a director. In addition, each director who is not an employee of Aviation Sales receives $1,000 for each meeting of the board attended and $1,000 for each committee meeting attended.


     All directors receive on an annual basis a mandatory stock option grant under the 1996 director stock option plan for serving on our board. Five-year options to purchase 5,000 shares of common stock are automatically granted to each director on July 1 of each year, at an option exercise price equal to the closing price of common stock on July 1. All such options are immediately exercisable on the date of grant. Upon the organization of Aviation Sales, we granted existing directors five-year options to purchase 10,000 shares of common stock, all of which were immediately exercisable, at an option exercise price equal to the initial public offering price. Additionally, directors appointed to our board are and will in the future be granted options to purchase 10,000 shares of common stock at the time they are appointed to the board, at an option exercise price equal to the closing price of common stock on the date of their appointment to the board.

EXECUTIVE OFFICERS


     The following list reflects our executive officers, as of the date of this prospectus, the capacity in which they serve Aviation Sales, and when they assumed office:



                                                                                               EXECUTIVE
NAME                              AGE                        POSITIONS                       OFFICER SINCE
------------------------------   -----   ------------------------------------------------   ---------------
 Dale S. Baker ...............    41     President and Chief Executive Officer              February 1992
 Harold M. Woody .............    53     Executive Vice President of Aviation Sales and     February 1992
                                         President of our leasing operations
 William H. Alderman .........    37     Senior Vice President, Corporate Development       September 1996
 James D. Innella ............    40     Senior Vice President of Aviation Sales and        December 1994
                                         President of our redistribution operations
 Benito Quevedo ..............    45     Senior Vice President of Aviation Sales and        July 1998
                                         President of our maintenance and
                                         repair operations
 Garlan Braithwaite ..........    64     Vice President, Finance and Treasurer              February 1999
 Gary Eakins .................    45     Vice President and Chief Legal Officer             July 1998
 Richard Hutchinson ..........    40     Chief Information Officer                          July 1998
 Michael A. Saso .............    42     Senior Vice President, Purchasing of our           December 1994
                                         redistribution operations
 Laura DeCespedes ............    42     Vice President, Human Resources                    January 1999
 Philip B. Schwartz ..........    45     Corporate Secretary                                March 1999

BUSINESS EXPERIENCE


     DALE S. BAKER. See the biographical information contained in "Board of Directors" above.


     HAROLD M. WOODY. See the biographical information contained in "Board of Directors" above.


     WILLIAM H. ALDERMAN has been our Senior Vice President of Corporate Development since September 1996. Prior to joining us, from May 1995 to September 1996, Mr. Alderman was a Managing Director and principal of the financial advisory firm of International Aviation Management Group. Prior to joining International Aviation Management Group, Mr. Alderman was Vice President of Structured Finance of GE Capital Aviation Services.


     JAMES D. INNELLA was our Vice President and Chief Operating Officer from December 1994 until July 1998, when he became our Senior Vice President and President of our redistribution operations. Prior thereto, for more than five years, Mr. Innella served in various capacities with the Aviation Sales business unit of Aviall, Inc. and with Ryder Airlines Services.


     BENITO QUEVEDO has been our Senior Vice President and President of our maintenance and repair operations since July 1998. Prior to joining Aviation Sales, Mr. Quevedo was the principal shareholder and President of Caribe Aviation and Aircraft Interior Designs.


     GARLAN BRAITHWAITE has been the Vice President, Finance of Aviation Sales since February 1999. From July 1998 to February 1999, Mr. Braithwaite was a consultant to Aviation Sales, and from August 1997 to July 1998, Mr. Braithwaite was the Senior Vice President and Chief Financial Officer of Whitehall. From 1990 through 1997, Mr. Braithwaite was the President of Dragon
Investment Corp., which made investments in small service businesses.         .



     GARY EAKINS has been our Vice President and Chief Legal Officer since July 1998. Prior thereto, for more than five years, Mr. Eakins served as Vice President, Secretary and General Counsel of Southern Air Transport. Southern Air Transport filed for bankruptcy on October 1, 1998.

     RICHARD HUTCHINSON has been with Aviation Sales since January 1997 and has been our Chief Information Officer since July 1998. From March 1995 to December 1996, Mr. Hutchinson was Senior Business Analyst, IT Manager, Project Leader and Technical Consultant for Racal Data Group, an international source of computer networking systems and services. From September 1994 to March 1995, Mr. Hutchinson served as a consultant on various projects. From January 1991 to September 1994, Mr. Hutchinson served as Director of Information Services for Burt Hill Kosar Rittelmann Associates.


     MICHAEL A. SASO has been the Senior Vice President, Purchasing of our redistribution operations since December 1994. From 1986 until December 1994, Mr. Saso served as Vice President, Purchasing for the Aviation Sales business unit of Aviall, Inc.


     LAURA DECESPEDES has been our Vice President, Human Resources since January 1999. Prior to joining us, from September 1997 to December 1998, Ms. DeCespedes was the Vice President of Human Resources for Productivity Point International. From June 1995 to September 1997, Ms. DeCespedes was Director of Field Human Resources for Sensormatic Electronics Corp.


     PHILIP B. SCHWARTZ. See the biographical information contained in "Board of Directors" above.


FAMILY RELATIONSHIPS


     There are no family relationships between or among any of our directors and executive officers, and there is no family relationship between Dale S. Baker and George F. Baker, III.


EXECUTIVE COMPENSATION


     The following table sets forth information about the compensation paid or accrued during 1998, 1997 and 1996 to our Chief Executive Officer and to each of the four other most highly compensated executive officers of Aviation Sales whose aggregate direct compensation exceeded $100,000.

                          SUMMARY COMPENSATION TABLE



                                     ANNUAL COMPENSATION
                                ------------------------------
                                           SALARY      BONUS      OTHER ANNUAL     ALL OTHER
NAME                             YEAR       ($)         ($)       COMPENSATION    COMPENSATION
-----------------------------   ------   ---------   ---------   -------------   -------------
Dale S. Baker ...............   1998     263,797      197,848        (1)                   --
                                1997     258,670      212,627        (1)                   --
                                1996     248,416      124,208        (1)                   --
Harold M. Woody .............   1998     236,029      177,021                              --
                                1997     231,442      116,385         --                   --
                                1996     222,267      111,134         --                   --
Michael A. Saso .............   1998     186,888      140,166         --                   --
                                1997     186,889      153,613         --                   --
                                1996     135,975       67,988         --                   --
Joseph E. Civiletto .........   1998     175,000      131,250         --                   --
                                1997     141,588      116,385         --                   --
                                1996     135,975       67,988         --                   --
James D. Innella ............   1998     225,000      168,750         --                   --
                                1997     153,735      126,370         --                   --
                                1996     141,977       70,959         --                   --

----------------
(1) Mr. Baker also receives $5,000 per year for life insurance premiums. See "Employment Agreements" below.


     No long-term compensation awards were made to management during the three years ended December 31, 1998.

OPTION GRANTS DURING LAST FISCAL YEAR


     The following table sets forth information concerning options to purchase shares of common stock granted during the fiscal year ended December 31, 1998 to those persons named in the Summary Compensation Table.



                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                               ANNUAL RATES OF
                                                                                                 STOCK PRICE
                                                 % OF TOTAL                                      APPRECIATION
                               NUMBER OF       OPTIONS GRANTED                                FOR OPTION TERM(1)
                           SHARES UNDERLYING    TO EMPLOYEES    EXERCISE PRICE   EXPIRATION ----------------------
NAME                        OPTIONS GRANTED    IN FISCAL YEAR      ($/SHARE)        DATE      5%($)      10%($)
------------------------- ------------------- ---------------- ---------------- ----------- --------- ------------
Dale S. Baker ...........        25,000               5.6             24.50      09/15/08    385,250     976,167
                                  5,000               1.1             37.00      07/01/08    116,346     294,842
Harold M. Woody .........        15,000               3.4             24.50      09/15/08    231,150     585,700
                                  5,000               1.1             37.00      07/01/08    116,346     294,842
Michael A. Saso .........        15,000               3.4             24.50      09/15/08    231,150     585,700
Joseph E. Civiletto .....        15,000               3.4             31.05      05/06/99     35,513      72,191
                                 15,000               3.4             24.50      09/15/99     28,022      56,963
James D. Innella ........        25,000               5.6             35.25      06/12/08    554,213   1,404,485
                                 15,000               3.4             24.50      09/15/08    231,150     585,700

----------------
(1) These amounts represent assumed rates of appreciation in the price of common stock during the term of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of common stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in the table will be achieved.


AGGREGATED OPTIONS EXERCISED DURING LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES


     The following table sets forth information concerning the exercise of stock options to purchase common stock during the 1998 fiscal year and the value of unexercised stock options to purchase common stock at the end of the 1998 fiscal year for the persons named in the Summary Compensation Table.



                                                                            NUMBER OF                VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                                    NUMBER OF                           AT FISCAL YEAR END          AT FISCAL YEAR-END($)
                                 SHARES ACQUIRED        VALUE      ---------------------------   ---------------------------
NAME                               ON EXERCISE       REALIZED($)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE*
-----------------------------   -----------------   ------------   ---------------------------   ---------------------------
Dale S. Baker ...............                --              --          38,250/16,750                      602,381/270,094
Harold M. Woody .............                --              --          34,950/10,050                      549,169/162,056
Michael A. Saso .............                --              --          14,999/10,001                      234,359/161,266
Joseph E. Civiletto .........                --              --          31,666/18,334                      495,115/260,385
James D. Innella ............                --              --          38,332/26,668                      541,024/250,851

----------------
* Computed based upon the difference between the closing price of common stock at December 31, 1998 and the exercise price. No value has been assigned to options which are not in-the-money.


EMPLOYMENT AGREEMENTS


     On January 1, 1999, we entered into an employment agreement with Dale S. Baker. The employment agreement provides for an annual base salary of $550,000 (to be increased annually by a cost of living adjustment). In addition, we agreed to provide Mr. Baker with all employee benefits available under benefit plans established by Aviation Sales, and to pay Mr. Baker an additional sum of $5,000 per year for insurance premiums to maintain a whole life insurance policy. The employment agreement requires Mr. Baker to use his best efforts to perform the duties of President and Chief Executive Officer. The agreement provides for a term expiring on January 1, 2002.

     The employment agreement further provides for an option grant to purchase 350,000 shares of common stock (granted outside of any plan) at $40.625 per share, with one-third of the options granted vesting on January 1, 2000, one-third of the options granted vesting on January 1, 2001, and one-third of the options granted vesting on January 1, 2002. The employment agreement also provides for Mr. Baker's participation in the Aviation Sales Company 1999 EBITDA Plan which allows him to earn an incentive bonus of between 50% and 125% of his base salary.


     Mr. Woody has an employment agreement with us under which he is entitled to an annual base salary of $212,500 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. This employment agreement provides for an initial term expiring on December 31, 1999. Thereafter, the respective agreement shall run for successive one-year periods unless we terminate the agreement upon six months' prior written notice, or Mr. Woody terminates the agreement upon three months' prior written notice.


     On January 1, 1999, we entered into employment agreements with James D. Innella and Benito Quevedo to serve as Senior Vice Presidents and as President of our redistribution operations and our maintenance and repair operations, under which they are each entitled to an annual base salary of $350,000 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. Mr. Innella's and Mr. Quevedo's agreements provide for a term expiring on January 1, 2003 and January 1, 2002, respectively.


     The employment agreements with Messrs. Innella and Quevedo further provide for option grants to each to purchase 175,000 shares of common stock (granted outside of any plan) at $40.625 per share, with one-third of the options granted vesting on January 1, 2000, one-third of the options granted vesting on January 1, 2001, and one-third of the options granted vesting on January 1, 2002. The employment agreements also provide for Messrs. Innella's and Quevedo's participation in the Aviation Sales Company 1999 EBITDA Plan, which provides each with the opportunity to earn an incentive bonus of between 50% and 125% of his base salary.


     Mr. Saso has an employment agreement with us under which he serves as Senior Vice President, Purchasing of our redistribution operations and is entitled to an annual base salary of $185,000 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. The agreement provides for an initial term expiring on May 31, 2001, running for successive one-year terms thereafter, unless we terminate the agreement upon six months' prior written notice, or Mr. Saso terminates the agreement upon three months' prior written notice.


     The employment agreements with Messrs. Woody and Saso also provide for their participation in our 1997 EBITDA Incentive Compensation Plan, which provides that each of them has the opportunity to earn an incentive bonus of between 20% and 250% of their base salary.


     Further, each of our employment agreements provides for certain benefits in the event of a change of control.


     Section 162(m) of the Internal Revenue Code generally disallows an income tax deduction to public companies for compensation over $1.0 million paid in a year to any one of the chief executive officer or the four most highly compensated other executive officers, to the extent that this compensation is not "performance based" within the meaning of Section 162(m). As a result of this limitation, we cannot assure you that all of the compensation paid to our executive officers in the future will be deductible.


STOCK OPTION PLANS


     Our board and stockholders have adopted two stock option plans. Pursuant to our 1996 director stock option plan, options to acquire a maximum of the greater of 150,000 shares or 2% of the number of shares of common stock then outstanding may be granted to our directors. Pursuant to our 1996 stock option plan, options to acquire a maximum of the greater of 650,000 shares common stock or 8% of the number of shares of common stock then outstanding may be granted to our executive officers, employees (including employees who are directors), independent contractors and consultants. As of the date of this prospectus, options to purchase 702,391 shares at exercise prices ranging from $11.31 per share to $37.44 per share are currently outstanding under both plans, 572,569 of which are immediately exercisable.


     The compensation committee administers both stock option plans. Prior to the formation of the compensation committee, the board administered both plans. The compensation committee determines which persons will receive options and the number of options to be granted to such persons. The 1996 director stock option plan also provides for annual mandatory grants of options to directors. The compensation committee will also interpret the provisions of both plans and make all other determinations that it may deem necessary or advisable for the administration of both plans.


     Pursuant to both of our stock option plans, we may grant incentive stock options as defined in Section 422(b) of the Internal Revenue Code and non-qualified stock options, not intended to qualify under Section 422(b). The price at which our common stock may be purchased upon the exercise of options granted under our stock option plans will be required to be at least equal to the per share fair market value of common stock on the date the particular options are granted. Options granted under either plan may have maximum terms of not more than ten years and are not transferable, except by will or the laws of descent and distribution. None of the incentive stock options under our stock option plans may be granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by our company unless the purchase price of common stock under such option is at least 110% of the fair market value of the shares issuable on exercise of the option determined as of the date the option is granted, and such option is not exercisable more than five years after the grant date.


     Generally, options granted under our two stock option plans may remain outstanding and may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by us or serving on our board.


     Pursuant to our two stock option plans, unless otherwise determined by the compensation committee, one-third of the options granted to an individual are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under our stock option plans shall become immediately exercisable if we terminate the holder of such options or if the holder is no longer our director, as the case may be, subsequent to certain events which are deemed to be a "change in control" of Aviation Sales. A "change in control" of our company generally is deemed to occur when:


     /bullet/ any person becomes the beneficial owner of or acquires voting control with respect to more than 20% of common stock (or 35% if such person was a holder of common stock on July 2, 1996, the date of our initial public offering);


     /bullet/ a change occurs in the composition of a majority of our board during a two-year period, provided that a change with respect to a member of our board shall be deemed not to have occurred if the appointment of a member of our board is approved by a vote of at least 75% of the individuals who constitute the then existing board; or


     /bullet/ our stockholders approve the sale of all or substantially all of our assets.


     Incentive stock options granted under our two stock option plans are subject to the restriction that the aggregate fair market value (determined as of the date of grant) of options which first become exercisable in any calendar year cannot exceed $100,000.


     Our two stock option plans provide for appropriate adjustments in the number and type of shares covered by the plans and options granted under our plans in the event of any reorganization, merger, recapitalization or certain other transactions involving Aviation Sales.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the past fiscal year, none of our directors or executive officers served as a member of the compensation committee or similar committee of another entity, one of whose executive officers served on our board or served as a director of another entity, one of whose executive officers served on our board, or served as a member of the compensation committee or similar committee of any other entity, one of whose executive officers served as our director.

                      PRINCIPAL AND SELLING STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of our common stock as of April 16, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus by: (1) each person who owns more than 5% of the outstanding common stock, (2) each named executive officer of Aviation Sales, (3) each director of Aviation Sales, (4) all directors and executive officers as a group and (5) each selling stockholder. The stock offering is not dependent on the notes offering.


     Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of April 16, 1999 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Unless otherwise specified, the address for each beneficial owner is c/o Aviation Sales Company, 6905 N.W. 25th Street, Miami, Florida 33122. There is no family relationship between George F. Baker, III and Dale S. Baker.



                                            SHARES BENEFICIALLY
                                                   OWNED
                                            PRIOR TO OFFERING(1)
                                          ------------------------
                                                       APPROXIMATE
                                                         PERCENT       SHARES TO
NAME                                         NUMBER     OF CLASS        BE SOLD
----------------------------------------- ----------- ------------ -----------------
Robert Alpert(2)(3) ..................... 2,372,000        18.9%           500,000
George F. Baker, III(4) ................. 1,055,776         8.4            400,000
Richard B. Nye(5) .......................   973,774         7.8            400,000
Cambridge Capital Fund, L.P.(6) .........   675,995         5.4            400,000
Dale S. Baker(7) ........................   338,250         2.7            100,000(a)
Baker Nye, L.P.(8) ......................   297,779         2.4                 --
Harold M. Woody(9) ......................   234,950         1.9             50,000(a)
Sam Humphreys(10) .......................    20,000           *                 --
Philip B. Schwartz(11) ..................    16,400           *                 --
Jeffrey N. Greenblatt(12) ...............    30,572           *                 --
Michael A. Saso(13) .....................    49,999           *                 --
James D. Innella(14) ....................   110,332           *             25,000(a)
William H. Alderman(15) .................    41,132           *             15,000(a)
All directors and executive
 officers as a group
 (15 persons)(16) ....................... 4,400,611        34.0%
Total shares to be sold:
 No exercise of underwriters'
   option ...............................                                  900,000
                                                                     =============
 Full exercise of underwriters'
   option ...............................                                1,090,000
                                                                     =============



                                                      SHARES BENEFICIALLY OWNED
                                                            AFTER OFFERING
                                          --------------------------------------------------
                                               NO EXERCISE OF           FULL EXERCISE OF
                                            UNDERWRITERS' OPTION      UNDERWRITERS' OPTION
                                          ------------------------- ------------------------
                                                       APPROXIMATE               APPROXIMATE
                                                         PERCENT                   PERCENT
NAME                                         NUMBER      OF CLASS      NUMBER     OF CLASS
----------------------------------------- ----------- ------------- ----------- ------------
Robert Alpert(2)(3) ..................... 1,872,000        12.3%    1,872,000        12.1%
George F. Baker, III(4) .................   655,776         4.3       655,776         4.2
Richard B. Nye(5) .......................   573,774         3.8       573,774         3.7
Cambridge Capital Fund, L.P.(6) .........   275,995         1.8       275,995         1.8
Dale S. Baker(7) ........................   338,250         2.2       238,250         1.5
Baker Nye, L.P.(8) ......................   297,779         2.0       297,779         2.0
Harold M. Woody(9) ......................   234,950         1.6       184,950         1.2
Sam Humphreys(10) .......................    20,000           *        20,000           *
Philip B. Schwartz(11) ..................    16,400           *        16,400           *
Jeffrey N. Greenblatt(12) ...............    30,572           *        30,572           *
Michael A. Saso(13) .....................    49,999           *        49,999           *
James D. Innella(14) ....................   110,332           *        85,332           *
William H. Alderman(15) .................    41,132           *        26,132           *
All directors and executive
 officers as a group
 (15 persons)(16) ....................... 3,500,611        22.5%    3,310,611        20.8%
Total shares to be sold:
 No exercise of underwriters'
   option ...............................
 Full exercise of underwriters'
   option ...............................

---------------
  *  Less than one percent
 (a) If the Underwriters exercise in full their option to purchase additional shares of common stock, Messrs. Baker, Woody, Innella and Alderman will sell up to 100,000, 50,000, 25,000 and 15,000 shares, respectively.


 (1) Unless otherwise indicated, each person named in the table has the sole voting and investment power with respect to the shares beneficially owned.

 (2) Shares are primarily owned of record by two corporate entities controlled by Mr. Alpert.
 (3) Includes vested options to purchase 20,000 shares at prices ranging from $19.00 to $37.00 per share.

 (4) George F. Baker, III may be deemed to beneficially own 675,995 shares of common stock directly owned by Cambridge Capital Fund, L.P. ("Cambridge Capital"), of which Mr. Baker is a managing general partner and 297,995 shares of common stock directly owned by Baker Nye, L.P. ("Baker Nye"), of which Mr. Baker is a managing general partner. Includes vested options to purchase 82,002 shares at prices ranging from $12.52 to $37.97 per share.
 (5) Richard B. Nye may be deemed to beneficially own 675,995 shares of common stock directly owned by Cambridge Capital of which Mr. Nye is a managing general partner and 297,995 shares of common stock directly owned by Baker Nye of which Mr. Nye is a managing general partner.
 (6) Cambridge Capital is an investment limited partnership. George F. Baker, III, one of its managing general partners, and Jeffrey N. Greenblatt, a non-managing general partner of Cambridge Capital, are also directors of Aviation Sales.
 (7) Includes vested options to purchase 38,250 shares at prices ranging from $19.00 to $37.00 per share.
 (8) Baker Nye is an investment limited partnership. George F. Baker, III, one of its managing general partners, and Jeffrey N. Greenblatt, a non-managing general partner of Baker Nye, are directors of Aviation Sales.
 (9) Includes vested options to purchase 34,950 shares at prices ranging from $19.00 to $37.00 per share.
(10) Vested options to purchase 20,000 shares at prices ranging from $19.00 to $37.00 per share.
(11) Includes vested options to purchase 15,000 shares at prices ranging from $37.00 to $37.06 per share.
(12) Vested options to purchase 30,572 shares at prices ranging from $11.31 to $34.63 per share.
(13) Includes vested options to purchase 14,999 shares at prices ranging from $24.50 to $25.25 per share.
(14) Includes vested options to purchase 38,332 shares at prices ranging from $19.00 to $35.25 per share.
(15) Vested options to purchase 40,832 shares at prices ranging from $19.00 to $35.25 per share.
(16) Includes vested options to purchase 374,498 shares at prices ranging from $11.31 to $37.00 per share.

                         DESCRIPTION OF CAPITAL STOCK


     Our authorized capital consists of 30,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. None of the preferred stock is outstanding.


COMMON STOCK


     Each holder of common stock is entitled to one vote for each share held of record on all matters presented to stockholders, including the election of directors. In the event of a liquidation, dissolution or winding up of Aviation Sales, the holders of common stock are entitled to share equally and ratably in the assets of Aviation Sales, if any, remaining after paying all debts and liabilities of Aviation Sales and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive rights or cumulative voting rights and no redemption, sinking fund or conversion provisions.


     Holders of common stock are entitled to receive dividends if, as and when, declared by the board of directors out of funds legally available therefore, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding and subject to any dividend restrictions in our credit facilities. No dividend or other distribution (including redemptions and repurchases of shares of capital stock) may be made, if after giving effect to such distribution, we would not be able to pay our debts as they become due in the usual course of business, or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of preferred stock.


PREFERRED STOCK


     Our board of directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, our board of directors has not authorized any series of preferred stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of common stock, including the loss of voting control to others. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Aviation Sales.


PROVISIONS OF THE CERTIFICATE AND BYLAWS


     A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified board of directors and the ability of the board to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Aviation Sales. These provisions also could discourage or make more difficult a merger, tender offer or proxy contests, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the common stock. The board of directors believes that these provisions are appropriate to protect the interest of Aviation Sales and all of its stockholders.

     ISSUANCE OF RIGHTS. The certificate authorized the board of directors to create and issue rights (the "Rights") entitling the holders thereof to purchase from Aviation Sales shares of capital stock or other securities. The times at which, and the terms upon which, the Rights are to be issued may be determined by the board of directors and set forth in the contracts or instruments that evidence the Rights. The authority of the board of directors with respect to the Rights includes, but is not limited to, the determination of (1) the initial purchase price per share of the capital stock or other securities of Aviation Sales to be purchased upon exercise of the Rights, (2) provisions relating to the times at which and the circumstances under which the Rights may be exercised or sold or otherwise transferred, either together with or separately from, any other securities of Aviation Sales, (3) antidilutive provisions which adjust the number or exercise price of the Rights or amount or nature of the securities or other property receivable upon exercise of the Rights, (4) provisions which deny the holder of a specified percentage of the outstanding securities of Aviation Sales the right to exercise the Rights and/or cause the Rights held by such holder to become void, (5) provisions which permit Aviation Sales to redeem the Rights and (6) the appointment of a rights agent with respect to the Rights.


     MEETINGS OF STOCKHOLDERS. The bylaws provide that a special meeting of stockholders may be called only by the board of directors unless otherwise required by law. The bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.


     NO STOCKHOLDER ACTION BY WRITTEN CONSENT. The certificate provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.


     AMENDMENT OF THE CERTIFICATE. The certificate provides that an amendment thereof must first be approved by a majority of the board of directors and (with certain exceptions) thereafter approved by the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal; provided, however, that the affirmative vote of 80% of the total votes eligible to be cast by holders of voting stock, voting together as a single class, is required to amend provisions relating to the establishment of the board of directors and amendments to the certificate.


     AMENDMENTS OF BYLAWS. The certificate provides that the board of directors or the stockholders may amend or repeal the bylaws. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purposes, unless the board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.


NEW YORK STOCK EXCHANGE


     The common stock is traded on the NYSE under the symbol "AVS."


TRANSFER AGENT


     The transfer agent for the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                         MARKET FOR OUR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS


     The following information relates to our common stock, par value $.001 per share, which currently is listed on the New York Stock Exchange under the symbol AVS. At April 16, 1999, there were approximately 615 stockholders of record of our common stock. The foregoing number does not include beneficial holders of our common stock. The high and low last sales prices of the common stock for each quarter during our two most recent fiscal years as well as for the first quarter of 1999, as reported by the New York Stock Exchange and the first quarter of 1999, are set forth below:



                                  HIGH          LOW
                              -----------   -----------
   1997
   First Quarter ..........     $ 26.75       $ 20.50
   Second Quarter .........     $ 25.87       $ 21.25
   Third Quarter ..........     $ 31.25       $ 20.87
   Fourth Quarter .........     $ 38.93       $ 30.37
   1998
   First Quarter ..........     $ 44.75       $ 33.12
   Second Quarter .........     $ 41.00       $ 34.87
   Third Quarter ..........     $ 41.37       $ 24.00
   Fourth Quarter .........     $ 40.62       $ 26.25
   1999
   First Quarter ..........     $ 47.62       $ 37.00

                    UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS


     We discuss below the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder of comon stock other than:


   (1) a citizen or resident of the United States;


   (2) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, other than any partnership treated as foreign under U.S. Treasury regulations;


   (3) an estate, whose income the Federal government may include in gross income for United States federal income tax purposes regardless of its source; or


   (4) in general, a trust, if a court within the United States may exercise primary supervision over the administration of the trust, and one or more United States persons have authority to control all substantial decisions of the trust.


     We provide this discussion based on current law and for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of income and estate taxation. This discussion also does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder, including certain U.S. expatriates. ACCORDINGLY, WE URGE NON-U.S. OFFEREES OF OUR COMMON STOCK TO CONSULT WITH THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

     The government may consider an individual, subject to exceptions, a resident alien, as opposed to a non-resident alien, by virtue of the individual's presence in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The days counted for this purpose are all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. In addition to the "substantial presence test" described in the immediately preceding sentence, the federal government will treat an alien as a resident alien if he or she meets a lawful permanent residence test, referred to as a "green card" test, or elects treatment as a U.S. resident and meets the substantial presence test in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.


DIVIDENDS


     In general, dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty, unless:


     /bullet/ the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States; or

     /bullet/ if an income tax treaty applies, the dividends are attributable to a permanent establishment of the non-U.S. holder, or, in the case of an individual, a "fixed base" in the United States maintained by the non-U.S. holder.


     United States withholding tax will generally not apply to dividends so connected with such a United States trade or business or attributable to such a United States permanent establishment or fixed base if the non-U.S. holder files the appropriate IRS form with the payor of the dividend. The form, under U.S. Treasury regulations generally effective for payments made after December 31, 1999 (subject to certain transitional rules), requires the non-U.S. holder to provide a U.S. taxpayer identification number.


     United States federal income tax, on a net income basis, will generally apply to these dividends in the same manner as if the non-U.S. holder were a resident of the United States. An additional branch profits tax may apply to a non-U.S. holder that is a corporation. If so, it will apply at a rate of 30%, or such lower rate as may be specified by an applicable treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed, under United States Treasury regulations that are currently effective, to be paid to a resident of that country absent knowledge to the contrary.


     Under regulations generally effective for dividend payments after December 31, 1999, however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate generally must satisfy applicable certification and other requirements and must provide a U.S. taxpayer identification number unless an exception applies. In addition under these new regulations, in the case of common stock held by a foreign partnership, (1) the certification requirement will generally apply to the partners of the partnership and (2) the partnership must provide certain information, including a United States taxpayer identification number. These new regulations also provide look-through rules for tiered partnerships. Lastly, the new regulations generally would require non-U.S. holders to file an IRS Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of U.S. withholding tax on dividends. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.


SALE OF COMMON STOCK


     In general, United States federal income tax will not apply to a non-U.S. holder on any gain the stockholder realizes upon his disposition of shares of common stock unless:

   (a) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, alternatively, if tax treaties apply, is attributable to a permanent establishment in the United States maintained by the non-U.S. holder, and in either case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation; or


   (b) the non-U.S. holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (1) such individual has a "tax home," as defined for United States federal income tax purposes, in the United States, unless the gain from the disposition is attributable to an office or fixed place of business maintained by such non-U.S. holder in a foreign country and the individual actually pays a foreign income tax equal to at least 10% of the gain derived from such disposition, or (2) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; if these rules cause a non-U.S. holder to be subject to U.S. federal income tax on the gain on the disposition, the non-U.S. holder's net gains will be subject to tax at a 30% rate, unless an applicable tax treaty reduces or eliminates the tax.


ESTATE TAX


     Unless an applicable estate tax treaty provides otherwise, U.S. federal estate tax law may require an individual, who is not a citizen or resident of the United States at the time of death, to include any common stock he owns, or the federal estate tax law deems him to own, in his gross estate for U.S. federal estate tax purposes.


BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS


     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to each non-U.S. holder. These reporting requirements apply regardless of whether an applicable tax treaty reduced or eliminated the withholding. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.


     Under the U.S. Treasury regulations currently effective, United States backup withholding tax, which generally applies at the rate of 31% on certain payments (including dividends) to persons that fail to furnish the information required under the United States information reporting requirements, generally will not apply to dividends paid on common stock to a non-U.S. holder at an address outside of United States. Backup withholding and information reporting generally will apply to dividends paid on shares of common stock to a non-U.S. holder at an address in the United Sates, if such holder fails to establish an exemption or to provide certain other information to the payor. Under the regulations generally effective for dividend payments after December 31, 1999, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status according to the requirements of those regulations may be subject to United States backup withholding on payments of dividends.


     Information reporting and backup withholding requirements will apply to the payment of proceeds from the disposition of common stock to or through a United States office of a broker unless the owner, under penalties of perjury, certifies, among other things, such owner's status as a non-U.S, holder or otherwise establishes an exemption. These requirements generally will not apply to the payment of proceeds from the disposition of common stock to or through a non-U.S, office of a non-U.S. broker, except as noted below. Unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status, or the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no actual knowledge to the contrary, information reporting, but, currently, not backup withholding, will apply in the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is:


     /bullet/ a United States person;
     /bullet/ a "controlled foreign corporation" for U.S. federal income tax purposes;
     /bullet/ a foreign person with 50% or more gross income derived from U.S.
              trade or business over a particular time period; or /bullet/ for payments made after December 31, 1999, a partnership with some connections to the United States.


     Non-U.S. holders should consult their own tax advisors regarding the application of information reporting or back-up withholding in their particular situation, including the availability of an exemption from such requirements and the procedures for obtaining an exemption and the effect of the regulations generally effective for payments after December 31, 1999. Backup withholding is not an additional tax. The IRS will refund or credit against the non-U.S. holder's U.S. federal income tax liability any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder if the non-U.S. holder furnishes the required information to the IRS.

                                 UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Aviation Sales and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.



                                                    NUMBER
                                                   OF SHARES
       NAME                                       ----------
   Salomon Smith Barney Inc. ..................
   BT Alex. Brown Incorporated ................
   Robert W. Baird & Co. Incorporated .........
   Warburg Dillon Read LLC ....................
                                                  ----------
     Total ....................................    3,500,000
                                                  ----------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., BT Alex. Brown Incorporated, Robert W. Baird & Co. Incorporated and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $   per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $   per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Aviation Sales and several selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     Aviation Sales, its officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of Aviation Sales or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "AVS."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Aviation Sales and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                             PAID BY AVIATION SALES         PAID BY SELLING STOCKHOLDERS
                         -------------------------------   ------------------------------
                          NO EXERCISE     FULL EXERCISE     NO EXERCISE     FULL EXERCISE
                         -------------   ---------------   -------------   --------------
   Per share .........      $                 $                $               $
   Total .............      $                 $                $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stablizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.


     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.


     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.


     Aviation Sales and the selling stockholders estimate that their respective
portions of the total expenses of this offering will be $   and $  .


     Aviation Sales and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


     The representatives have performed investment banking and advisory services for Aviation Sales from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions and perform services for Aviation Sales in the ordinary course of their business.


     Citibank, N.A., an affiliate of Salomon Smith Barney Inc., is the agent and a lender under our credit facility. Aviation Sales intends to use the proceeds from the sale of the common stock to repay indebtedness owed to the lenders under the credit facility, including Citibank, N.A. The common stock meets the requirements of Rules 2710(c)(8) and 2720(c)(3)(B) of the NASD Conduct Rules.


     Salomon Smith Barney Inc. and BT Alex. Brown Incorporated are acting as underwriters in connection with the concurrent offering of $85.0 million of senior subordinated notes. Aviation Sales also intends to use the proceeds from the sale of these notes to repay indebtedness owed to financial institutions (including Citibank, N.A.) under the credit facility.



                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.


     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete:



    (a) Our Annual Report on Form 10-K for the year ended December 31, 1998;
    (b) The description of our common stock contained in our registration statement on Form 8-A12B dated May 23, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:


                            Aviation Sales Company
                             6905 N.W. 25th Street
                             Miami, Florida 33122
                                 (305) 592-4055
                      Attention: Vice President--Finance


     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.



                                 LEGAL MATTERS


     Akerman, Senterfitt & Eidson, P.A., a law firm in Miami, Florida, will opine as to the validity of the shares of common stock offered under this prospectus on behalf of Aviation Sales. Philip B. Schwartz, a shareholder of Akerman Senterfitt, is a director of Aviation Sales and some of the attorneys that work for Akerman Senterfitt own shares of Aviation Sales common stock on the date of this prospectus. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins, a law firm in New York, New York.



                                    EXPERTS


     Aviation Sales' consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in giving said report.

                    AVIATION SALES COMPANY AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS



                                                                                      PAGE
                                                                                     -----
Report of Independent Certified Public Accountants ...............................    F-2

Consolidated Balance Sheets at December 31, 1997 and 1998 ........................    F-3

Consolidated Statements of Income for the three years ended December 31, 1998 ....    F-4

Consolidated Statements of Stockholders' Equity for the three years ended
 December 31, 1998 ...............................................................    F-5

Consolidated Statements of Cash Flows for the three years ended December 31, 1998     F-6

Notes to Consolidated Financial Statements .......................................    F-7

Financial Statement Schedule:

 Schedule II--Valuation and Qualifying Accounts for the three years ended
   December 31, 1998 .............................................................   F-33

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Aviation Sales Company:


     We have audited the accompanying consolidated balance sheets of Aviation Sales Company (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviation Sales Company and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Miami, Florida,
 February 9, 1999.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                              DECEMBER 31,
                                                                                        ------------------------
                                                                                            1997         1998
                                        ASSETS                                          -----------   ----------
CURRENT ASSETS:
 Cash and cash equivalents ..........................................................    $   6,237     $ 10,536
 Accounts receivable, net of allowance for doubtful accounts of $7,322 and $12,489 in
   1997 and 1998, respectively ......................................................       82,779      115,974
 Inventories ........................................................................      145,343      277,131
 Deferred income taxes ..............................................................        3,057        5,932
 Other current assets ...............................................................       14,142       16,416
                                                                                         ---------     --------
   Total current assets .............................................................      251,558      425,989
                                                                                         ---------     --------
 EQUIPMENT ON LEASE, net of accumulated amortization of $3,627 and $3,014 in
   1997 and 1998, respectively ......................................................       22,758       28,354
                                                                                         ---------     --------
 FIXED ASSETS, net ..................................................................       38,061       69,744
                                                                                         ---------     --------
 AMOUNTS DUE FROM RELATED PARTIES ...................................................        2,891        2,204
                                                                                         ---------     --------
 OTHER ASSETS:
  Goodwill, net .....................................................................       17,712       56,936
  Deferred income taxes .............................................................        1,485           --
  Deferred financing costs, net .....................................................        2,676        8,104
  Other assets ......................................................................        4,191        8,046
                                                                                         ---------     --------
   Total other assets ...............................................................       26,064       73,086
                                                                                         ---------     --------
   Total assets .....................................................................    $ 341,332     $599,377
                                                                                         =========     ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...................................................................    $  31,500     $ 50,931
 Accrued expenses ...................................................................       21,318       26,317
 Current portion of notes payable ...................................................       12,541        4,908
 Current portion of capital lease obligations .......................................           84           84
 Revolving loan .....................................................................       96,127      174,007
                                                                                         ---------     --------
   Total current liabilities ........................................................      161,570      256,247
                                                                                         ---------     --------
LONG-TERM LIABILITIES:
 Senior subordinated notes ..........................................................           --      164,163
 Notes payable, net of current portion ..............................................       52,876       18,881
 Capital lease obligations, net of current portion ..................................        4,174        4,133
 Deferred income ....................................................................          962        1,371
 Other long-term liabilities ........................................................          471          284
                                                                                         ---------     --------
   Total long-term liabilities ......................................................       58,483      188,832
                                                                                         ---------     --------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)
STOCKHOLDERS' EQUITY:
 Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding .....           --           --
 Common stock, $.001 par value, 30,000,000 shares authorized, 13,362,568 shares
   outstanding in 1997 and 12,515,809 shares issued and outstanding in 1998 .........           13           12
 Additional paid-in capital .........................................................       72,962       64,344
 Retained earnings ..................................................................       64,449       89,942
                                                                                         ---------     --------
                                                                                           137,424      154,298
 Less treasury stock (1,111,562 shares at December 31, 1997), at cost ...............      (16,145)          --
                                                                                         ---------     --------
   Total stockholders' equity .......................................................      121,279      154,298
                                                                                         ---------     --------
   Total liabilities and stockholders' equity .......................................    $ 341,332     $599,377
                                                                                         =========     ========

        The accompanying notes are an integral part of these consolidated balance sheets.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                              YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------
                                                                          1996           1997           1998
                                                                      -----------   -------------   -----------
Operating revenues:
 Sales of products, net ...........................................    $155,857       $ 244,340      $359,245
 Services and other ...............................................      75,877          78,198       141,571
                                                                       --------       ---------      --------
                                                                        231,734         322,538       500,816
Cost of sales and services ........................................     169,787         244,758       372,728
                                                                       --------       ---------      --------
Gross profit ......................................................      61,947          77,780       128,088
Operating expenses ................................................      33,958          52,782        66,719
                                                                       --------       ---------      --------
Income from operations ............................................      27,989          24,998        61,369
Interest expense ..................................................       5,411           8,059        21,343
Other (income) expense ............................................        (461)          4,696          (196)
                                                                       --------       ---------      --------
Income before income taxes, equity (income) losses of affiliate and
  extraordinary item ..............................................      23,039          12,243        40,222
Income tax expense ................................................       1,617           7,260        15,486
                                                                       --------       ---------      --------
Income before equity (income) losses of affiliate and
  extraordinary item ..............................................      21,422           4,983        24,736
Equity (income) losses of affiliate, net of income taxes ..........        (255)            139        (1,356)
                                                                       --------       ---------      --------
Income before extraordinary item ..................................      21,677           4,844        26,092
Extraordinary item, net of income taxes ...........................       1,862              --           599
                                                                       --------       ---------      --------
  Net income ......................................................    $ 19,815       $   4,844      $ 25,493
                                                                       ========       =========      ========
BASIC EARNINGS PER SHARE:
 Income before extraordinary item .................................    $   2.04       $    0.40      $   2.13
 Extraordinary item, net of income taxes ..........................        0.18              --          0.05
                                                                       --------       ---------      --------
 Net income .......................................................    $   1.86       $    0.40      $   2.08
                                                                       ========       =========      ========
DILUTED EARNINGS PER SHARE:
 Income before extraordinary item .................................    $   2.01       $    0.39      $   2.06
 Extraordinary item, net of income taxes ..........................        0.17              --          0.05
                                                                       --------       ---------      --------
 Net income .......................................................    $   1.84       $    0.39      $   2.01
                                                                       ========       =========      ========
PRO FORMA BASIC EARNINGS PER SHARE (See Note 10):
 Pro forma income before extraordinary item .......................    $   1.38
 Extraordinary item, net of income taxes ..........................        0.18
                                                                       --------
 Pro forma net income .............................................    $   1.20
                                                                       ========
PRO FORMA DILUTED EARNINGS PER SHARE (See Note 10):
 Pro forma income before extraordinary item .......................    $   1.36
 Extraordinary item, net of income taxes ..........................        0.17
                                                                       --------
 Pro forma net income .............................................    $   1.19
                                                                       ========

      The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                               COMMON STOCK
                                          -----------------------  ADDITIONAL
                                                                     PAID-IN
                                              SHARES      AMOUNT     CAPITAL
                                          -------------- -------- ------------
BALANCE AS OF
 DECEMBER 31, 1995 ......................   10,175,788     $ 10    $   12,732
 Net income .............................           --       --            --
 Stock options exercised ................       33,738       --           413
 Distribution to partners prior to
   public offering ......................           --       --            --
 Payments to J/T Aviation Partners
   (Note 1) .............................     (575,000)      (1)       (4,262)
 Net proceeds from sale of common
   stock ................................    3,737,500        4        64,572
                                            ----------     ----    ----------
BALANCE AS OF
 DECEMBER 31, 1996 ......................   13,372,026       13        73,455
 Impact of immaterial poolings
   (Note 2) .............................           --       --           583
 Net income .............................           --       --            --
 Stock options exercised ................       47,542       --           872
 Gain on litigation settlement with
   former employee (Note 7) .............      (75,000)      --        (2,625)
 Issuance of common stock to
   employees (Note 6) ...................       18,000       --           677
                                            ----------     ----    ----------
BALANCE AS OF
 DECEMBER 31, 1997 ......................   13,362,568       13        72,962
 Net income .............................           --       --            --
 Stock issued in Caribe acquisition
   (Note 2) .............................      182,143       --         5,720
 Rescinded stock grant (Note 6) .........      (18,000)      --            --
 Stock options execised .................      100,660       --         1,806
 Retirement of treasury stock ...........   (1,111,562)      (1)      (16,144)
                                            ----------     -----   ----------
BALANCE AS OF
 DECEMBER 31, 1998 ......................   12,515,809     $ 12    $   64,344
                                            ==========     ====    ==========



                                                            TREASURY STOCK              TOTAL
                                           RETAINED  -----------------------------  STOCKHOLDERS'
                                           EARNINGS       SHARES         AMOUNT        EQUITY
                                          ---------- --------------- ------------- --------------
BALANCE AS OF
 DECEMBER 31, 1995 ......................  $ 47,697     (1,111,562)    $ (16,145)    $  44,294
 Net income .............................    19,815             --            --        19,815
 Stock options exercised ................        --             --            --           413
 Distribution to partners prior to
   public offering ......................    (3,042)            --            --        (3,042)
 Payments to J/T Aviation Partners
   (Note 1) .............................    (5,898)            --            --       (10,161)
 Net proceeds from sale of common
   stock ................................        --             --            --        64,576
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1996 ......................    58,572     (1,111,562)      (16,145)      115,895
 Impact of immaterial poolings
   (Note 2) .............................     1,033             --            --         1,616
 Net income .............................     4,844             --            --         4,844
 Stock options exercised ................        --             --            --           872
 Gain on litigation settlement with
   former employee (Note 7) .............        --             --            --        (2,625)
 Issuance of common stock to
   employees (Note 6) ...................        --             --            --           677
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1997 ......................    64,449     (1,111,562)      (16,145)      121,279
 Net income .............................    25,493             --            --        25,493
 Stock issued in Caribe acquisition
   (Note 2) .............................        --             --            --         5,720
 Rescinded stock grant (Note 6) .........        --             --            --            --
 Stock options execised .................        --             --            --         1,806
 Retirement of treasury stock ...........        --      1,111,562        16,145            --
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1998 ......................  $ 89,492             --     $      --     $ 154,298
                                           ========     ==========     =========     =========

      The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                                             YEARS ENDED DECEMBER 31,
                                                                                    ------------------------------------------
                                                                                        1996          1997            1998
                                                                                    -----------   ------------   -------------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income .....................................................................    $  19,815     $   4,844      $   25,493
 Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization .................................................        4,035         5,619          11,350
  Proceeds from sale of equipment on lease, net of gain .........................           --         3,797           1,289
  Gain on sale of fixed assets ..................................................          (11)           --             (72)
  Equity (income) losses of affilliate, net of income taxes .....................         (255)          139          (1,356)
  Write-off of preferred stock ..................................................           --         4,500              --
  Provision for doubtful accounts ...............................................        1,954         8,157           1,692
  Deferred income taxes .........................................................       (5,379)          279          (1,106)
  Extraordinary item, net of income taxes .......................................        1,862            --             599
  Issuance of common stock to employees .........................................           --           677              --
  Gain on litigation settlement with former employee ............................           --        (2,625)             --
 Increase in accounts receivable, net ...........................................      (13,430)      (28,782)         (3,012)
 Increase in inventories ........................................................      (21,264)      (58,523)       (102,224)
 Increase in other current assets ...............................................       (4,398)       (8,458)         (1,147)
 (Increase) decrease in other assets ............................................          318          (882)         (1,562)
 Increase in accounts payable ...................................................        2,434         8,322          10,589
 Increase (decrease) in accrued expenses ........................................        2,539         8,804         (11,824)
 Increase in deferred income ....................................................           13            72             409
 Increase (decrease) in other liabilities .......................................         (297)          322             (72)
                                                                                     ---------     ---------      ----------
    Net cash used in operating activities .......................................      (12,064)      (53,738)        (70,954)
                                                                                     ---------     ---------      ----------
CASH FLOW FROM INVESTING ACTIVITIES:
 Cash used in acquisitions, net of cash acquired ................................       (8,954)      (41,447)        (75,703)
 Purchases of fixed assets ......................................................       (5,549)       (8,133)        (16,618)
 Purchases of equipment on lease ................................................       (7,830)      (10,528)        (23,410)
 Proceeds from sale of electronics business .....................................           --         1,720              --
 Proceeds from sale of fixed assets .............................................           11            --             751
 Payments from related parties ..................................................          117            23             687
                                                                                     ---------     ---------      ----------
    Net cash used in investing activities .......................................      (22,205)      (58,365)       (114,293)
                                                                                     ---------     ---------      ----------
CASH FLOW FROM FINANCING ACTIVITIES:
 Borrowings of amounts under senior debt facility ...............................    $  41,013     $ 113,433      $   77,880
 Proceeds from sale of common stock .............................................       64,576            --              --
 Proceeds from issuance of senior subordinated notes ............................           --            --         164,002
 Repayment of amounts outstanding under senior debt facility ....................      (61,521)       (6,643)        (56,190)
 Payments to J/T Aviation Partners ..............................................      (10,161)           --              --
 Distribution to partners--prior to public offering .............................       (3,042)           --              --
 Proceeds from note to prior owners of Kratz-Wilde ..............................           --         2,200              --
 Proceeds from equipment loans ..................................................          822         7,200          10,488
 Payments on equipment loans ....................................................           --          (452)           (921)
 Payments on capital leases .....................................................           --            --             (41)
 Stock options exercised ........................................................          413           872           1,806
 Payment of deferred financing costs ............................................       (1,548)       (2,188)         (7,478)
                                                                                     ---------     ---------      ----------
    Net cash provided by financing activities ...................................       30,552       114,422         189,546
                                                                                     ---------     ---------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ............................       (3,717)        2,319           4,299
                                                                                     ---------     ---------      ----------
CASH AND CASH EQUIVALENTS, beginning of period ..................................        7,635         3,918           6,237
                                                                                     ---------     ---------      ----------
CASH AND CASH EQUIVALENTS, end of period ........................................    $   3,918     $   6,237      $   10,536
                                                                                     =========     =========      ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
 ACTIVITIES:
  Promissory notes received for sales of electronics business ...................    $      --     $     864      $       --
  Disposition of ocean systems business' assets in exchange for preferred stock:
   Inventory ....................................................................        3,943            --              --
   Fixed assets, net ............................................................          557            --              --
   Investment in preferred stock ................................................       (4,500)           --              --
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid ..................................................................    $   4,946     $   6,655      $   15,684
                                                                                     =========     =========      ==========
 Income taxes paid ..............................................................    $   6,722     $   6,661      $   18,669
                                                                                     =========     =========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION AND OPERATIONS


     Aviation Sales Company ("ASC") is a Delaware corporation. The operations of ASC were initially conducted by two predecessor partnerships, AJT Capital Partners, which was formed in February of 1992 to acquire certain aircraft and spare parts owned by Eastern Air Lines, Inc., and ASC Acquisition Partners, L.P. (the "Partnership"), which was formed in November of 1994 to acquire the Aviation Sales Company business unit from Aviall Services, Inc.


     ASC was organized on June 26, 1996, when: (i) all but one of the parties holding interests in the Partnership contributed their interests in the Partnership to ASC in exchange for 2,924 shares of ASC's common stock, and (ii) one of the parties holding an interest in the Partnership, J/T Aviation Partners ("J/T"), contributed its interest in the Partnership to ASC in exchange for 1,501 shares of ASC's common stock and an amount equal to the proceeds to be received by ASC for 575 shares of common stock sold in ASC's initial public offering (the "IPO"), as more completely described below. For periods prior to the closing of the IPO, the 4,425 shares issued to the partners and the 575 shares of common stock, the net proceeds in respect of which were paid to J/T, are presented as outstanding.


     In July 1996, ASC completed its IPO of 3,738 shares of its common stock at $19 per share raising net proceeds, after expenses, of $64,576. Of such proceeds, $10,161 was used to pay indebtedness due to J/T in connection with the formation of the Company and the balance of which was used to repay senior and subordinated indebtedness. See Note 5.


     On July 31, 1998, ASC acquired Whitehall Corporation ("Whitehall") for consideration of 2,844 shares of ASC common stock. Under the terms of the acquisition agreement, each share of Whitehall common stock was exchanged for
 .5143 shares of ASC common stock. The acquisition of Whitehall has been accounted for under the pooling of interests method of accounting. The accompanying consolidated financial statements give retroactive effect to the acquisition of Whitehall. All share amounts have been restated to include the conversion of the Whitehall common stock to ASC common stock in the merger and a two for one stock split effected by Whitehall in March 1997. The operations of ASC and Whitehall retroactively consolidated are referred to herein as the operations of the Company.


ACCOUNTING ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


PRINCIPLES OF CONSOLIDATION


     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

RECLASSIFICATIONS


     Certain 1996 and 1997 account balances have been reclassified to be consistent with the 1998 financial statement presentation.



CASH AND CASH EQUIVALENTS


     The Company considers all deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 1997 and 1998, include cash held by the Company in demand deposit accounts.




REVENUE RECOGNITION


     Sales of aircraft parts and repairs are recognized as product sales when a unit is shipped and title has passed to the customer or when a repaired unit is returned to the customer. The Company records reserves for estimated sales returns in the period sales are made. Reserves for returns as of December 31, 1997 and 1998 were $1,741 and $1,399, respectively. The Company also warehouses and sells inventories on behalf of others under consignment arrangements. The Company records sales of aircraft parts from consignment inventories as product sales upon shipment of the unit. The Company exchanges rotable parts in need of service or overhaul for new, overhauled or serviceable parts in its inventory for a fee. Fees on exchanges are recorded as product sales at the time the unit is shipped.


     Aircraft maintenance service revenues are recognized when services are performed and unbilled receivables are recorded. Unbilled receivables are billed on the basis of contract terms (which are generally on completion of an aircraft) and deliveries. The Company also performs inventory repair management and warehouse management services to customers on a contractual basis. These service fees are recorded in revenue over the course of the contract as the services are rendered. Gain on sale of equipment on lease is included in services and other revenue.



INVENTORIES


     Inventories, which consist primarily of aircraft parts, are stated at the lower of cost or market on primarily a specific identification basis. In instances where bulk purchases of inventory items are made, cost is determined based upon an allocation by management of the bulk purchase price to the individual components. Expenditures required for the recertification of parts are capitalized as inventory and are expensed as the parts associated with the recertification are sold. The Company enters into consignment arrangements for bulk quantities of inventory items. Costs to disassemble and warehouse bulk items are carried as inventory and expensed as the consigned items are sold. The

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Company maintains raw materials and work in progress inventories in support of its manufacturing and maintenance, repair and overhaul activities. At December 31, 1997 and 1998, inventories consisted of the following:


                                                            1997          1998
                                                        -----------   -----------
   Finished goods including aircraft parts ..........    $131,582      $248,430
   Work in progress .................................       2,115         7,626
   Raw materials ....................................      11,646        21,075
                                                         --------      --------
                                                         $145,343      $277,131
                                                         ========      ========

EQUIPMENT ON LEASE


     The Company leases engines and spare parts inventories to the airline industry on a worldwide basis through operating leases. Operating lease income is recognized on a straight-line basis over the term of the underlying leases. The cost of equipment on lease is amortized, principally on a straight-line basis, to the estimated remaining net realizable value over the lease term or the economic life of the equipment.


FIXED ASSETS, NET


     At December 31, 1997 and 1998, fixed assets, net consisted of the following:



                                               1997           1998
                                           ------------   ------------
   Land ................................    $   1,307      $   1,397
   Buildings ...........................        8,770         12,889
   Machinery and equipment .............       28,171         48,782
   Furniture and fixtures ..............        6,763          4,817
   Leasehold improvements ..............       10,259         25,440
                                            ---------      ---------
                                               55,270         93,325
     Accumulated depreciation ..........      (17,209)       (23,581)
                                            ---------      ---------
                                            $  38,061      $  69,744
                                            =========      =========

     For financial reporting purposes, the Company provides for depreciation of fixed assets using the straight-line method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over their estimated useful lives. Estimated useful lives range from 3 to 20 years for the Company's fixed assets.


     Maintenance and repair expenditures are charged to expense as incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets which are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.


     Depreciation expense amounted to $1,843, $3,120 and $6,501 for the years ended December 31, 1996, 1997 and 1998, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

INVESTMENTS


     In November 1996, Whitehall sold substantially all of the assets related to its ocean systems business in exchange for 818 shares of the buyer's preferred stock, which carries a liquidation preference of $5.50 per share. The preferred stock is convertible at the Company's election after December 31, 1997 into shares of the buyer's common stock at a 45% conversion rate. In 1996, Whitehall considered this investment as one that would be held to maturity and that its carrying value of $4,500 approximated its fair market value. The carrying value was the net cost of the assets exchanged for the stock. However, although the buyer of the ocean systems business provided additional capital and new management, the continuing decline in defense spending and other concerns caused Whitehall's management in 1997 to reevaluate the value of this preferred stock. As a result, other (income) expense in the accompanying 1997 statement of income contains a $4,500 write-off of the value of the preferred stock.


     In March 1997, Whitehall sold its electronics business for approximately $2,764, consisting of approximately $1,900 in cash and $864 in 10% promissory notes.


     During 1994, Whitehall obtained a 40% ownership interest in a joint venture involved in the development of aircraft-related technology for an initial investment of $1. The Company accounts for its investment in the joint venture under the equity method. In 1994, Whitehall loaned $2,000 to the joint venture, which is evidenced by a promissory note which accrues interest at a maximum rate of 5% per annum. Principal and accrued interest became due on January 5, 1999. Management is evaluating the possibility of extending the note or converting the note and accrued interest into a capital contribution. The note is secured by certain assets of the joint venture.


     Summarized balance sheet information for the joint venture as of December 31, 1997 and 1998 is as follows:


                                           1997          1998
                                       -----------   -----------
   Current assets ..................    $ 14,358      $ 18,294
   Noncurrent assets ...............       2,782         1,351
   Current liabilities .............      12,489         8,150
   Noncurrent liabilities ..........       2,000         2,000

     Summarized results of operations for the joint venture for the years ended December 31, 1996, 1997 and 1998 is as follows:


                                      1996          1997          1998
                                  -----------   -----------   -----------
   Net sales ..................    $ 11,520      $ 17,810      $ 45,483
   Gross profit ...............       4,104         3,578         7,754
   Net income (loss) ..........       1,044          (569)        5,557

INTANGIBLE ASSETS

     The costs associated with obtaining financing are included in the accompanying consolidated balance sheets as deferred financing costs and are being amortized over the initial terms of the loans

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

to which such costs relate. Amortization expense for the years ended December 31, 1996, 1997 and 1998 was $616, $386 and $949, respectively. In February 1998 the Company completed the offering and sale of $165,000 of its senior subordinated notes and used a portion of the proceeds to retire existing term and revolving indebtedness. In connection with these transactions, the Company wrote off the deferred financing costs related to the term loans. See Note 5.


     The cost and accumulated amortization of deferred financing costs as of December 31, 1997 and 1998 is as follows:


                                            1997         1998
                                         ----------   ----------
   Deferred financing costs:
    Original basis ...................    $ 3,244      $  9,378
    Accumulated amortization .........       (568)       (1,274)
                                          -------      --------
                                          $ 2,676      $  8,104
                                          =======      ========

     The excess of the purchase price over the fair values of the net assets acquired from Kratz-Wilde Machine Company, Inc., Caribe Aviation, Inc. and Triad International Maintenance Corporation were approximately $17,902, $9,703 and $31,200, respectively. These amounts have been recorded as goodwill, which are being amortized on a straight-line basis over 20 years. Amortization expense for the years ended December 31, 1997 and 1998 was $190 and $1,679, respectively.


     Goodwill and accumulated amortization as of December 31, 1997 and 1998 is as follows:


                                             1997          1998
                                         -----------   -----------
   Goodwill:
    Original basis ...................    $ 17,902      $ 58,805
    Accumulated amortization .........        (190)       (1,869)
                                          --------      --------
                                          $ 17,712      $ 56,936
                                          ========      ========

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in measuring their recoverability.


DEFERRED INCOME


     Advance payments and deposits received on operating leases are initially deferred and subsequently recognized as the Company's obligations under the lease agreements are fulfilled.


ENVIRONMENTAL COSTS


     Environmental expenditures that relate to current operations are expensed. Remediation costs that relate to existing conditions caused by past operations are accrued when it is probable that these

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

costs will be incurred and can be reasonably estimated. Environmental costs are included in operating expenses in the accompanying consolidated statements of income.


STOCK COMPENSATION PLANS


     The Company accounts for the fair value of its grants under its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") on January 1, 1996.


INCOME TAXES


     Prior to June 26, 1996, the business of ASC was conducted by the Partnership and therefore was not subject to income taxes. ASC, as a result of its organization and the transfer of the net assets of the Partnership to it, became subject to federal and state income taxes. At that time, ASC adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes, which arose primarily as a result of temporary differences between the Partnership's book and tax basis of certain assets and liabilities, were recorded, resulting in an adjustment to the Company's reported earnings in the period of adoption. A deferred income tax benefit of $914 was credited to operations at the time of adoption. The transfer of J/T's interest in the Partnership to ASC described in Note 1 resulted in a step-up in basis in ASC's net assets for tax purposes. As a result, during 1996, a deferred tax benefit of $3,962 was recorded. See Note 11.


     Prior to the merger, Whitehall filed a consolidated federal income tax return with its subsidiaries. Deferred federal income taxes have been provided for temporary differences between tax and financial reporting resulting primarily from depreciation provisions, allowances and expense accruals.


     Under SFAS 109, deferred tax assets or liabilities are computed based upon the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.


FINANCIAL INSTRUMENTS


     The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of the instruments and the provision for what management believes to be adequate reserves for potential losses. Management believes the fair value of long-term debt approximates the carrying amount of long-term debt in the accompanying consolidated balance sheets as the Company's variable rate long-term debt reprices to market and its fixed rate long-term debt is at what management believes to be fair market interest rates.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS


     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), was issued by the Financial Accounting Standards Board in June 1997. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. The objective of SFAS 130 is to report a measure (comprehensive income) of all changes in equity of an enterprise that result from transactions and other economic events in a period other than transactions with owners. The Company adopted SFAS 130 effective January 1, 1998. The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements. No additional disclosure is required as net income is the same as comprehensive income for all periods presented.


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual and interim financial reports to shareholders. It also establishes standards for related disclosures about an enterprise's business segments, products, services, geographic areas and major customers. SFAS No. 131, which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers, requires that a public company report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. The Company adopted SFAS No. 131 effective December 31, 1998. Management operates the business of the Company as a single operating segment. As a result, no additional disclosure was required.


     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. The Company adopted SOP 98-1 prospectively on January 1, 1999. Management does not believe that the adoption of SOP 98-1 will have a material effect on the Company's financial position or results of operations.


     In April 1998, the ACSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 effective on January 1, 1999. Management does not believe that the adoption of SOP 98-5 will have a material effect on the Company's financial position or results of operations.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 2--BUSINESS COMBINATIONS


ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING


     In August 1996, the Company completed the acquisition of certain assets of the business of Dixie Bearings, Incorporated ("Dixie") for approximately $9,000 in cash. The historical operations of Dixie, when compared to the historical operations of the Company, are not significant.


     In July 1997, Whitehall completed the acquisition of an aircraft maintenance facility for approximately $6,700 in cash and assumed liabilities. This acquisition involved the purchase of inventories, equipment, and certain intangible assets.


     In October 1997, the Company completed the acquisition of substantially all of the assets of the business of Kratz-Wilde Machine Company, a Kentucky corporation ("Kratz-Wilde") for $39,600 in cash and notes and the assumption of certain liabilities of Kratz-Wilde in the approximate amount of $2,200. (See
Note 5).


     In March 1998, the Company completed the acquisition of Caribe Aviation, Inc. ("Caribe") and Caribe's wholly owned subsidiary Aircraft Interior Design, Inc. ("AIDI") for $23,300, consisting of $5,000 in cash, and $5,000 in promissory notes payable over two years; the issuance of 182 shares of the Company's common stock; and the repayment of approximately $7,600 of indebtedness owed by Caribe and AIDI to a financial institution.


     In September 1998, the Company completed the acquisition of Triad International Maintenance Corporation ("TIMCO") for $63,300 in cash. (See Note
5). Additionally, as a part of the transaction, the Company agreed to guarantee certain industrial revenue bond financing incurred in connection with the development of TIMCO's Greensboro operating facilities, in the approximate amount of $11,700 and the Company has posted an irrevocable letter of credit to secure its obligations thereunder.


     The Company's acquisitions of Dixie, Aero Corp-Macon, Kratz-Wilde, Caribe, AIDI and TIMCO have been accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition, and their results of operations have been included in the accompanying consolidated financial statements from the date of acquisition.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2--BUSINESS COMBINATIONS--(CONTINUED)

     Unaudited pro forma consolidated results of operations assuming the Aero Corp-Macon, Kratz-Wilde, Caribe, AIDI and TIMCO acquisitions had occurred at the beginning of the periods presented are as follows:


                                                                            DECEMBER 31,
                                                                    -----------------------------
                                                                         1997            1998
                                                                    -------------   -------------
                                                                        (IN THOUSANDS, EXCEPT
                                                                         EARNINGS PER SHARE)
   Revenue ......................................................     $ 503,100       $ 614,900
   Income before extraordinary item .............................         3,700          28,000
   Net income ...................................................         3,700          27,415
   Diluted earnings per share before extraordinary item .........     $    0.29       $    2.15

     The unaudited pro forma results of operations are presented for informational purposes only and may not necessarily reflect the future results of operations of the Company or what the results of operations would have been had the Company owned and operated these businesses as of January 1, 1997.


ACQUISITIONS ACCOUNTED FOR UNDER THE POOLING OF INTERESTS METHOD OF ACCOUNTING


     Shares issued to consummate acquisitions accounted for under the pooling of interests method of accounting are reflected as outstanding for all periods presented in the accompanying financial statements.


     In December 1996, the Company acquired AvEng Trading Partners, Inc. ("AvEng"), a company that was formed in 1995, for consideration of 400 shares of the Company's common stock. The acquisition was accounted for using the pooling of interests method of accounting.


     In September 1997, the Company acquired Aerocell Structures, Inc. ("Aerocell") for consideration of 621 shares of the Company's common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the accompanying consolidated financial statements prior to 1997 have not been restated to give retroactive effect to the acquisition due to the immateriality of the restated amounts.


     In December 1997, the Company acquired Apex Manufacturing, Inc. ("Apex") for consideration of 239 shares of the Company's common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the accompanying consolidated financial statements prior to 1997 have not been restated to give retroactive effect for the acquisition due to the immateriality of the restated amounts.


     In July 1998, the Company acquired Whitehall for consideration of 2,844 shares of the Company's common stock. The acquisition was accounted for using the pooling of interests method of accounting and thus, the accompanying consolidated financial statements have been restated to give retroactive effect for the acquisition for all periods presented.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2--BUSINESS COMBINATIONS--(CONTINUED)

     Details of the results of operations of ASC and the pooled entities for the periods before the pooling of interest combinations were consummated are as follows:



                                                           1996           1997           1998
                                                       ------------   ------------   ------------
   Revenue:
    ASC ............................................    $ 152,271      $ 230,181      $ 414,318
    AvEng, Aerocell and Apex .......................        9,293         26,566             --
    Whitehall ......................................       70,170         65,791         86,498
                                                        ---------      ---------      ---------
                                                        $ 231,734      $ 322,538      $ 500,816
                                                        =========      =========      =========
   Income from operations before extraordinary item:
    ASC ............................................    $  16,553      $  13,653      $  19,977
    AvEng, Aerocell and Apex .......................          807          3,128             --
    Whitehall ......................................        4,317        (11,937)         6,115
                                                        ---------      ---------      ---------
                                                        $  21,677      $   4,844      $  26,092
                                                        =========      =========      =========

PURCHASE PRICE ALLOCATIONS


     The purchase price allocations for business combinations accounted for under the purchase method of accounting (including historical accounts of immaterial acquisitions accounted for under the pooling of interests method of accounting) were as follows:


                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                    1996           1997           1998
                                                                    ----           ----           ----
   Accounts receivable ......................................    $ 2,898       $  7,011      $  31,874
   Inventories ..............................................      6,000          8,803         15,057
   Prepaid expenses .........................................         --             19          1,127
   Deposits and other .......................................         --            619            483
   Fixed assets .............................................        100         21,962         22,245
   Goodwill .................................................         --         17,902         40,903
   Accounts payable .........................................        (44)        (2,328)        (8,842)
   Accrued expenses .........................................         --         (2,632)       (16,424)
   Deferred income taxes ....................................         --           (557)            --
   Notes payable ............................................         --         (3,446)        (5,000)
   Capital lease obligations ................................         --         (4,290)            --
   Common stock issued ......................................         --         (1,616)        (5,720)
                                                                 -------       --------      ---------
    Cash used in acquisitions, net of cash acquired .........    $ 8,954       $ 41,447      $  75,703
                                                                 =======       ========      =========

NOTE 3--ACCOUNTS RECEIVABLE


     The Company distributes products to commercial airlines, air cargo carriers, distributors, maintenance facilities, corporate aircraft operators and other related companies. The Company performs periodic credit evaluations of its customers' financial conditions and provides allowances for

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



NOTE 3--ACCOUNTS RECEIVABLE--(CONTINUED)

doubtful accounts as required. No customer represented greater than 10 percent of revenues or accounts receivable for the years ended December 31, 1996, 1997 or 1998. Accrued sales not billed for aircraft maintenance services are billed on the basis of contract terms (which are generally on completion of an aircraft) and deliveries. Accrued sales not billed amounted to $6,578 and $23,862 at December 31, 1997 and 1998, respectively, and are included in accounts receivable in the accompanying consolidated balance sheets. All accrued amounts at December 31, 1998 are expected to be billed and collected in 1999.


     In April 1997, the Company was awarded the United States Air Force C-130 maintenance contract, which was subsequently canceled in June 1997 at the convenience of the government. The C-130 contract provides for reimbursement by the United States Air Force of costs incurred during its operation. At December 31, 1997, the Company recorded a $2,800 net receivable from the government for these costs, which was the Company's best estimate of the amount it will collect for the claim it has made. During 1998, the Company collected approximately $750 from the government related to this claim. The Company is currently negotiating a termination settlement with the government.


NOTE 4--EQUIPMENT ON LEASE


     In the normal course of business, the Company leases engines and spare parts to third parties pursuant to noncancelable operating leases ranging from one to ten years. The cost and accumulated amortization of equipment on lease are as follows:


                                                 DECEMBER 31,
                                           -------------------------
                                                1997          1998
                                                ----          ----
   Equipment on lease, at cost .........    $ 26,385      $ 31,368
   Accumulated amortization ............      (3,627)       (3,014)
                                            --------      --------
                                            $ 22,758      $ 28,354
                                            ========      ========

     Deposits of $962 and $799, respectively, received on outstanding leases are recorded as deferred income in the accompanying consolidated balance sheets and will be applied in connection with the final settlement of these leases.


     Amortization expense on equipment on lease amounted to $1,576, $1,923, and $2,018 for the years ended December 31, 1996, 1997 and 1998, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 4--EQUIPMENT ON LEASE--(CONTINUED)

     Future minimum lease receivables under outstanding leases are as follows:



YEARS ENDING DECEMBER 31,
---------------------------
      1999 ................    $  5,762
      2000 ................       4,894
      2001 ................       4,442
      2002 ................       3,429
      2003 ................       2,772
      Thereafter ..........      10,010
                               --------
                               $ 31,309
                               ========

NOTE 5--NOTES PAYABLE AND REVOLVING LOAN


     At December 31, 1997 and 1998, notes payable and revolving loan consisted of the following:



                                                                   DECEMBER 31,
                                                           ----------------------------
                                                                1997           1998
                                                           -------------   ------------
   Revolving loan ......................................    $   96,127      $  174,007
   Amended term loans ..................................        55,643              --
   Senior subordinated notes, net of discount ..........            --         164,163
   Term loan--purchased assets .........................           546              --
   Term loan--leased assets ............................         7,028          16,589
   Note payable to prior owners of Kratz-Wilde .........         2,200           2,200
   Note payable to prior owner of Caribe ...............            --           5,000
                                                            ----------      ----------
                                                               161,544         361,959
   Less--current maturities ............................      (108,668)       (178,915)
                                                            ----------      ----------
   Net long-term notes payable .........................    $   52,876      $  183,044
                                                            ==========      ==========

     Future maturities of notes payable and revolving loan at December 31, 1998 are as follows:



YEARS ENDING DECEMBER 31,
---------------------------
     1999 .................    $ 178,915
     2000 .................        5,247
     2001 .................        1,659
     2002 .................        5,595
     2003 .................        6,380
     Thereafter ...........      164,163
                               ---------
                               $ 361,959
                               =========

SENIOR CREDIT FACILITY


     Prior to July 2, 1996, the Company financed its working capital needs primarily through, (a) a series of term loans (with $55,000 in principal outstanding at December 31, 1995) payable periodically

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

through November 30, 2000, and (b) a $20,000 revolving credit facility expiring November 30, 1999. On July 2, 1996, the Company used the net proceeds of its IPO to repay all of this indebtedness. In connection with this repayment and restructuring of the previous bank lending agreement, the Company wrote-off $3,053 of deferred financing costs (resulting in an extraordinary item, net of income taxes of $1,862). At the same date, the Company entered into a new credit facility with a group of financial institutions. The Credit Facility (the "Credit Facility") consisted of (a) a term loan facility in an original principal amount of $20,000 and (b) a $50,000 revolving loan, letter of credit and acquisition loan facility.


     In October 1997, in connection with the acquisition of Kratz-Wilde, the Company further amended its Credit Facility. The Amended Credit Facility (the "Amended Credit Facility") consisted of: (a) term loans of $55,600, and (b) a revolving loan and letter of credit facility of $91,400. The term loan portion of the Amended Credit Facility was repayable in quarterly installments through July 31, 2002 and the revolving loan portion of the Amended Credit Facility was due and payable on July 31, 2002.


     In February 1998, the Company repaid all amounts then outstanding under the Amended Credit Facility with the net proceeds from the Company's sale of $165,000 of its senior subordinated notes (See Senior Subordinated Notes below). The Company wrote off deferred financing costs of $981 in connection with the repayment of the term loan portion of the Amended Credit Facility, resulting in an extraordinary item, net of taxes, of $599.


     In September 1998, in connection with the acquisition of TIMCO, the Company further amended its Amended Credit Facility to increase the revolving loan and letter of credit facility to $200,000, up to $30,000 of which may be outstanding letters of credit.


     In November 1998, the Amended Credit Facility was further amended to increase the revolving loan and letter of credit facility to $250,000.


     Borrowings under the Amended Credit Facility are secured by a lien on substantially all of the Company's assets and the borrowing base consists of substantially all of the Company's receivables and inventory. Interest under the Amended Credit Facility is, at the option of the Company, (a) prime plus a margin, or (b) LIBOR plus a margin, where the respective margin determination is made upon the Company's financial performance over a 12 month period (ranging from 0.0% to 1.0% in the event prime is utilized, or 1.125% to 2.5% in the event LIBOR is utilized). At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans.


     The Amended Credit Facility contains certain financial covenants regarding the Company's financial performance and certain other covenants, including limitations on the amount of annual capital expenditures and the incurrence of additional debt, and provides for the suspension of borrowing and repayment of all debt in the event of a material adverse change in the business of the Company or a change in control. In addition, the Amended Credit Facility requires mandatory repayments from the proceeds of a sale of assets or an issuance of equity or debt securities or as a result of insufficient collateral to meet the borrowing base requirements thereunder. At December 31, 1998 the Company was not in compliance with one of its financial covenants and the Company has

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

obtained a waiver from the lender relating to such non-compliance. At December 31, 1998, $12,478 was available for borrowing under the Amended Credit Facility and outstanding letters of credit aggregated $22,600.


SENIOR SUBORDINATED NOTES


     In February 1998, the Company sold $165,000 of senior subordinated notes due in 2008 with a coupon rate of 8.125% at a price of 99.395%. The proceeds of the sale were used to repay all amounts then outstanding under the Company's Amended Credit Facility and to fund the cash requirements related to the acquisition of Caribe and AIDI.


     The senior subordinated notes mature on February 15, 2008. Interest is payable on February 15 and August 15 of each year, commencing August 15, 1998. The senior subordinated notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior debt, including indebtedness outstanding under the credit facility and under facilities which may replace the credit facility in the future. In addition, the senior subordinated notes are effectively subordinated to all secured obligations to the extent of the assets securing such obligations, including the credit facility.


     The indenture pursuant to which the senior subordinated notes have been issued permits the Company and its subsidiaries to incur substantial additional indebtedness, including additional senior debt. Under the indenture, the Company may borrow unlimited additional amounts so long as after incurring such debt it meets a fixed charge coverage ratio for the most recent four fiscal quarters of 2.0 to 1 until February 15, 2000 and 2.25 to 1 thereafter. At December 31, 1998, the Company's fixed charge coverage ratio for the last four fiscal quarters was 3.1 to 1. Additionally, the indenture allows the Company to borrow and have outstanding additional amounts of indebtedness (even if it does not meet the required fixed charge coverage ratios), up to enumerated limits. The senior subordinated notes are also effectively subordinated in right of payment to all existing and future liabilities of any of its subsidiaries which do not guarantee the senior subordinated notes.


     The senior subordinated notes are fully and unconditionally guaranteed, on a senior subordinated basis, by substantially all of the Company's existing subsidiaries and each subsidiary that will be organized in the future by the Company unless such subsidiary is designated as an unrestricted subsidiary. Subsidiary guarantees are joint and several, full and unconditional, general unsecured obligations of the subsidiary guarantors. Subsidiary guarantees are subordinated in right of payment to all existing and future senior debt of subsidiary guarantors, including the credit facility, and are also effectively subordinated to all secured obligations of subsidiary guarantors to the extent of the assets securing their obligations, including the credit facility. Furthermore, the indenture permits subsidiary guarantors to incur additional indebtedness, including senior debt, subject to certain limitations. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to investors.


     The senior subordinated notes are redeemable, at the Company's option, in whole or in part, at any time after February 15, 2003, at the following redemption prices, plus accrued and unpaid interest

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

and liquidated damages, if any, to the redemption date: (i) 2003--104.063%;
(ii) 2004--102.708%; (iii) 2005--101.354%; and (iv) 2006 and thereafter--100%.
In addition, on or prior to February 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.125% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date with the net proceeds of a public offering of common stock of the Company; provided, that at least 65% of the aggregate principal amount of the senior subordinated notes originally issued remains outstanding immediately after the occurrence of this redemption.


     Upon the occurrence of a change of control, the Company will be required to make an offer to repurchase all or any part of each holder's senior subordinated notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the repurchase date. There can be no assurance that the Company will have the financial resources necessary to purchase the senior subordinated notes upon a change of control or that such repurchase will then be permitted under the credit facility.


     The indenture contains certain covenants that, among other things, limits the Company's ability and that of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make investments, dispose of assets, issue capital stock of subsidiaries, create certain liens securing indebtedness, enter into certain transactions with affiliates, sell assets or enter into certain mergers and consolidations or sell all or substantially all of the Company's assets.


OTHER LOANS


     Prior to its acquisition by the Company, Whitehall had a credit facility with a bank. The credit facility consisted of a $12,000 line of credit and a $3,000 standby letter of credit agreement. The line of credit bore interest at prime. The Company repaid this debt at the closing of its acquisition of Whitehall with proceeds borrowed under the Amended Credit Facility.


     The Company has term loan agreements in the aggregate principal amount of $17,700 to finance certain equipment and rotable parts on long-term leases which secure the loans. These loans bear interest ranging from 7.40% to 8.21% and are payable monthly through July 2003. These loans contain financial and other covenants and mandatory prepayment events, as defined. At December 31, 1998, the Company was in compliance with all covenants of these loans.


     In connection with the acquisition of Kratz-Wilde (See Note 2), a subsidiary of the Company delivered a non-interest bearing promissory note (guaranteed by the Company) to the sellers in the original principal amount of $2,200. Payments of $1,250 are due on January 1, 1999 and January 1, 2000. Interest on this note has been imputed at 8%.


     In connection with the acquisition of Caribe and AIDI (See Note 2), a subsidiary of the Company delivered to the sellers a promissory note in the original principal amount of $5,000, which was guaranteed by the Company. The note is payable over a two year period with an interest rate of 8% per annum.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6--RELATED-PARTY TRANSACTIONS


     The Company leases its current corporate headquarters and warehouse in Miami, Florida (the "Miami Property") from an entity controlled by certain shareholders of the Company. The lease on the Miami Property calls for annual payments in the amount of $893 expiring on December 2, 2014. In connection with the purchase of the Miami Property by the related party, the Company made an unsecured $2,466 loan to the related party, which loan bears interest at 8% per annum, with principal and interest due in a single payment on December 2, 2004. The remaining outstanding balance of $2,204 is reflected as amounts due from related parties in the accompanying consolidated balance sheets.


     The Company leases a warehouse in Miami, Florida, from an executive of the Company. The lease expires on July 31, 2001 and requires annual payments of $41, $42 and $25 in 1999, 2000 and 2001, respectively.


     The Company previously leased a warehouse in Pearland, Texas, from a related party. The lease required annual payments of $114 and was to expire on December 2, 2000. On March 31, 1998, the Company purchased the Pearland property from the related party for $1,800 in cash and through the reduction of an accounts receivable due from the related party at the date of the sale.


     The Company believes that the terms of its agreements with related parties are no less favorable than could have been obtained from unaffiliated third parties.


     At December 31, 1997, as payment of bonuses, six officers of the Company were each granted 3 shares of the Company's common stock. The fair value of these shares on the date of issuance, $677, has been included in general and administrative expenses in the accompanying 1997 statement of operations. On June 18, 1998, the Compensation Committee of the Company's Board of Directors rescinded this share grant. No consideration was provided or will be provided in the future in connection with the rescission.


     At December 31, 1997, two former officers of Whitehall were indebted to Whitehall in the aggregate amount of approximately $363. These receivables were written off by Whitehall in 1998, prior to the acquisition of Whitehall by the Company.


NOTE 7--COMMITMENTS AND CONTINGENCIES


LITIGATION AND CLAIMS


     On November 26, 1997, the Company settled an outstanding legal claim against a former employee and shareholder of the Company. As part of this settlement, the employee agreed to leave the Company and transfer 75 shares of the Company's common stock back to the Company, which shares were immediately retired. The fair value of the shares at the date of the settlement, $2,625, is included in the accompanying 1997 statement of income as a gain on litigation settlement with former employee.


     On January 8, 1999, Paine Webber Incorporated filed in the Supreme Court of the State of New York a complaint against the Company and its subsidiary, Whitehall, alleging breach of contract claims

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

and related claims against the Company and Whitehall and a tortious interference with a contract claim against the Company. Paine Webber alleges that it is due a fee in connection with the Company's acquisition of TIMCO, based upon a 1997 agreement between Whitehall and Paine Webber relating to a then proposed acquisition of TIMCO by Whitehall which did not occur. Paine Webber is seeking approximately $1,000, plus costs and an unstated amount of punitive damages. Paine Webber is also seeking approximately $250 allegedly due relating to the failure of Whitehall to honor an alleged right of first refusal provision in the 1997 agreement.


     The Company believes that its acquisition of TIMCO was not within the scope of the 1997 Paine Webber/Whitehall agreement and that claims brought under this agreement against the Company and Whitehall are without merit. The Company is vigorously defending these claims. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     On June 4, 1998, Kenneth L. Harding filed an action against the Company in the United States District Court of Oklahoma. Harding alleges that he had a contract with AvEng Trading Partners, Inc. (which was subsequently acquired by the Company) that he would receive a commission of 20% of the margin on all aircraft parts sales to American Airlines prior to November 1997, in addition to a $2 monthly retainer which he was paid prior to termination of the contract in November 1997. Harding claims that James Stoecker, AvEng's principal (who subsequently became employed by the Company), confirmed and ratified Harding's claim when Mr. Stoecker was an employee of the Company. Mr. Stoecker and the Company severed their relationship in November 1997. The Company is vigorously defending this action. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     On June 24, 1998, Zantop International Airlines, Inc., filed an action against Aero Corp.-Macon, Inc., one of the Company's subsidiaries (which is now part of TIMCO), in the Superior Court of Bibb County, Georgia. The suit seeks an unspecified amount of damages and certain equitable relief arising out of the July 1997 sale to Aero Corp.-Macon, Inc. (then a subsidiary of Whitehall) of certain assets used in connection with the operation of Aero Corp.-Macon, Inc. The nature of the action involves a contractual dispute relative to certain purchase price adjustments and inventory purchases. The Company is vigorously defending this action. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     The Company is also involved in various lawsuits and other contingencies arising out of operations in the normal course of business. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect upon the financial position of the Company.


ENVIRONMENTAL MATTERS


     The Company is taking remedial action pursuant to Environmental Protection Agency and Florida Department of Environmental Protection ("FDEP") regulations at Aero Corp.-Lake City.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

Ongoing testing is being performed and new information is being gathered to continually assess the impact and magnitude of the required remediation efforts on the Company. Based upon the most recent cost estimates provided by environmental consultants, the Company believes that the total remaining testing, remediation and compliance costs for this facility will be approximately $2,400. Testing and evaluation for all known sites on Aero Corp.-Lake City's property is substantially complete and the Company has commenced a remediation program. The Company is currently monitoring the remediation, which will extend into the future. Subsequently, the Company's accruals were increased because of this monitoring, which indicated a need for new equipment and additional monitoring. Based on current testing, technology, environmental law and clean-up experience to date, the Company believes that it has established an accrual for a reasonable estimate of the costs associated with its current remediation strategies.


     To comply with the financial assurances required by the FDEP, the Company has issued a $1,700 standby letter of credit in favor of the FDEP.


     Additionally, there are other areas adjacent to Aero Corp.-Lake City's facility that could also require remediation. The Company does not believe that it is responsible for these areas; however, it may be asserted that Whitehall and other parties are jointly and severally liable and are responsible for the remediation of those properties. No estimate of any such costs to the Company is available at this time.


     In connection with the sale of Whitehall's electronics business, Whitehall was required to perform, at its own expense, an environmental site assessment at the electronics business' facility. Whitehall was also required to remedy all recognized environmental conditions identified in the assessment to bring such facility into compliance with all applicable Federal, State, and local environmental laws. The buyer of this business, subject to the terms and conditions set forth in the agreement, has the option of requiring Whitehall to repurchase this property for $300.


     Accrued expenses in the accompanying December 31, 1997 and 1998 consolidated balance sheets include $3,400 and $3,148, respectively, related to obligations to remediate the environmental matters described above.


     Future information and developments will require the Company to continually reassess the expected impact of the environmental matters discussed above. Actual costs to be incurred in future periods may vary from the estimate, given the inherent uncertainties in evaluating environmental exposures. These uncertainties included the extent of required remediation based on testing and evaluation not yet completed and the varying costs and effectiveness of remediation methods.


OTHER MATTERS


     The Company has employment agreements with certain of its officers and key employees which extend from two to four years. The employment agreements provide that such officers and key employees may earn bonuses, based upon a sliding percentage scale of their base salaries, provided the Company achieves certain financial operating results, as defined. Further, certain of these employment agreements provide for certain severance benefits in the event of a change of control.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     At January 1, 1995, five officers and employees of the Company were granted options (the "Options") by the partners to purchase an aggregate of 13.5% of the outstanding limited partnership interests in the Partnership for an aggregate exercise price of $1,437, which was greater than the fair market value, as determined by an independent third party, of the interests in the Partnership at that date. At January 1, 1996, the Options were exercised in full by delivery to the partners of full recourse promissory notes representing the payment in full of the exercise price of the Options.


     The Company has purchase commitments to various airlines whereby the Company sells aircraft inventory as agent for such airlines. Pursuant to such agreements, the Company has commitments to various airlines requiring the Company to purchase a minimum amount of inventory from such airlines if minimum sales targets are not met. Such commitments which total approximately $9,646 are to be fulfilled over the next three years. In the opinion of management, the Company's commitments will be realized through future sales of aircraft inventory owned by such airlines.


NOTE 8--LEASES


     On December 17, 1998, the Company entered into an operating lease for its build-to-suit corporate headquarters and warehouse facility with First Security Bank, National Association, as trustee of a newly created trust, as lessor. The lease has an initial term of five years and is a triple net lease with annual rent as provided in the lease. The lease contains financial covenants regarding the Company's financial performance and certain other affirmative and negative covenants which it will be obligated to comply with during the term of the lease. Substantially all of the Company's subsidiaries have guaranteed its obligations under the lease. Additionally, the Company has an option to acquire the new facility at the end of the lease for an option price as determined in the lease. Alternatively, if the Company does not purchase the new facility at the end of the lease, it will be obligated to pay certain amounts as provided in the lease.


     The development of the new facility has been financed by the trust through a $35,500 loan facility provided by a syndicate of financial institutions. Pursuant to the agreements entered into in connection with this financing, the Company is obligated to develop the new facility on behalf of the trust and is responsible for the timely completion thereof within an established construction budget. The Company and substantially all of its subsidiaries have guaranteed the repayment of $31,200 of the trust's obligations under the agreements. The trust's obligations under these agreements are secured by a lien on the real property and improvements comprising the new facility and on the fixtures therein. Further, the Company has posted an irrevocable letter of credit in favor of the trust in the amount of approximately $8,000 to secure both its obligations under the lease and the trust's obligations under these agreements.


     The Company leases certain buildings and office equipment under operating lease agreements. Two of the buildings are leased from related parties of the Company (See Note 6). For the years ended December 31, 1996, 1997 and 1998, rent expense under leases amounted to $2,118, $2,582 and $2,423, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 8--LEASES--(CONTINUED)

     Minimum rental commitments under all leases (excluding the operating lease for the new facility discussed above) are as follows:


                                                     OPERATING LEASES
                                          ---------------------------------------
                                           TO RELATED     TO THIRD      CAPITAL
YEARS ENDING DECEMBER 31,                    PARTIES       PARTIES       LEASES
---------------------------------------   ------------   ----------   -----------
   1999 ...............................     $  1,181      $  3,714     $    432
   2000 ...............................          941         3,057          432
   2001 ...............................          893         2,805          432
   2002 ...............................          893         2,528          432
   2003 ...............................          893         2,496          432
   Thereafter .........................        9,823        24,938        6,228
   Amount related to interest .........           --            --       (4,171)
                                            --------      --------     --------
                                            $ 14,624      $ 39,538     $  4,217
                                            ========      ========     ========

NOTE 9--DOMESTIC AND EXPORT SALES INFORMATION


     Substantially all of the Company's operating profits and identifiable assets are sourced from or located in the United States. Information about the Company's domestic and export sales for the three years ended December 31, 1998 follows:


                                            1996           1997           1998
                                        ------------   ------------   ------------
   Net Revenue by Geographical Areas:
    United States ...................    $ 164,381      $ 245,515      $ 409,611
    Export Sales:
     Europe .........................       40,308         43,318         62,144
     Far East .......................       14,907         13,852         10,925
     Latin America ..................       12,138         19,853         18,136
                                         ---------      ---------      ---------
                                         $ 231,734      $ 322,538      $ 500,816
                                         =========      =========      =========

NOTE 10--EARNINGS PER SHARE


     The Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" during 1997. SFAS 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the year. Diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding which include, where appropriate, the assumed exercise of options. In computing diluted earnings per share, the Company has utilized the treasury stock method. All prior period earnings per share data have been restated to conform with SFAS 128.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 10--EARNINGS PER SHARE--(CONTINUED)

     The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is as follows:


                                                                                      DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1997        1998
                                                                             --------   --------   ---------
   Weighted average shares outstanding used in calculating basic
    earnings per share ...................................................    10,630     12,261     12,277
   Effect of dilutive options ............................................       139        189        419
                                                                              ------     ------     ------
   Weighted average common and common equivalent shares used in
    calculating diluted earnings per share ...............................    10,769     12,450     12,696
                                                                              ======     ======     ======
   Options outstanding which are not included in the calculation of
    diluted earnings per share because their impact is antidilutive ......        69        204         55
                                                                              ======     ======     ======

     For business combinations accounted for as pooling of interests, earnings per share computations are based on the aggregate of the weighted-average outstanding shares of the constituent businesses, adjusted to equivalent shares of the surviving business for all periods presented.


PRO FORMA EARNINGS PER SHARE


     Prior to June 26, 1996, the operations of ASC were conducted by the Partnership, a Delaware general partnership and, therefore, the results of operations for the period January 1, 1996 through June 26, 1996, do not include a provision for income taxes, as the income of the Partnership passed directly to its partners.


     The following pro forma adjustments to record income taxes at the Company's estimated effective tax rate have been reflected in the pro forma earnings per share data presented in the accompanying consolidated statements of income for the year ended December 31, 1996:



   Historical income before income taxes, equity income of affiliate
    and extraordinary item ..................................................    $ 23,039
   Pro forma provision for income taxes .....................................       8,648
                                                                                 --------
   Pro forma income before equity income of affiliate and extraordinary item       14,391
   Equity income of affiliate, net of income taxes ..........................         255
                                                                                 --------
   Pro forma income before extraordinary item ...............................      14,646
   Extraordinary item, net of income taxes ..................................       1,862
                                                                                 --------
   Pro forma net income .....................................................    $ 12,784
                                                                                 ========

     Pro forma basic earnings per share have been computed by dividing pro forma net income by the weighted average number of common shares outstanding. Pro forma diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding which include, where appropriate, the assumed exercise of options.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11--INCOME TAXES


     The income tax expense for the years ended December 31, 1996, 1997 and 1998 consists of the following:


                                            1996         1997          1998
                                         ----------   ----------   -----------
   Current ...........................
    Federal ..........................    $  6,288     $ 6,544      $ 15,099
    State ............................         708         437         1,493
                                          --------     -------      --------
                                             6,996       6,981        16,592
                                          --------     -------      --------
   Deferred ..........................
    Federal ..........................      (4,689)        142        (1,006)
    State ............................        (690)        137          (100)
                                          --------     -------      --------
                                            (5,379)        279        (1,106)
                                          --------     -------      --------
   Total income tax expense ..........    $  1,617     $ 7,260      $ 15,486
                                          ========     =======      ========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets as of December 31, 1997 and 1998 are as follows:


                                                      DECEMBER 31,
                                                ------------------------
                                                    1997         1998
                                                -----------   ----------
   Deferred tax assets, net:
    Allowance for doubtful accounts .........    $    534      $  3,827
    Accruals ................................       2,166         1,197
    Writedown of investment .................       1,800         1,800
    Inventories .............................       1,783         3,151
    Property and equipment ..................       1,844           655
    Equipment on lease ......................        (693)       (1,161)
    Other ...................................         135        (1,415)
                                                 --------      --------
                                                    7,569         8,054
    Less: valuation allowance ...............      (3,027)       (2,406)
                                                 --------      --------
    Net deferred tax assets .................    $  4,542      $  5,648
                                                 ========      ========

     The Company has established a valuation allowance to offset the deferred tax assets that have resulted from items that will only be deductible when such items are actually incurred. The valuation allowance will be maintained until it is more likely than not that these deferred tax assets will be realized.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11--INCOME TAXES--(CONTINUED)

     The reconciliation of the federal statutory rate and the Company's effective tax rate is as follows for the year ended December 31:


                                                                        1996         1997         1998
                                                                     ----------   ----------   ----------
   Federal income tax at the statutory rate ......................       35.0%        35.0%        35.0%
   Increases (reductions) in tax rate resulting from:
    Partnership income not subject to taxation ...................       (8.8)          --           --
    Step-up in tax basis resulting from transfer of J/T's interest
      (See Note 1) ...............................................      (15.2)          --           --
   Transfer of net assets of the Partnership to the Company
    (See Note 1) .................................................       (5.1)          --           --
   Change in deferred tax allowance ..............................       (0.7)        20.2         (1.4)
   State income taxes, net of federal tax benefit ................        3.8          4.9          4.4
   Other .........................................................       (2.0)        (0.8)         0.5
                                                                        -----         ----         ----
   Effective income tax rate .....................................        7.0%        59.3%        38.5%
                                                                        =====         ====         ====

NOTE 12--STOCK OPTION PLANS


     The Company has two stock option plans (the "Plans"), (i) the 1996 Director Stock Option Plan (the "Director Plan"), under which options to acquire a maximum of the greater of 150 shares or 2% of the number of shares of Common Stock then outstanding may be granted to directors of the Company, and
(ii) the 1996 Stock Option Plan (the "1996 Plan"), under which options to acquire a maximum of the greater of 650 shares of Common Stock or 8% of the number of shares Common Stock then outstanding may be granted to executive officers, employees (including employees who are directors), independent contractors and consultants of the Company. The price at which the Company's common stock may be purchased upon the exercise of options granted under the Plans will be required to be at least equal to the per share fair market value of the Common Stock on the date the particular options are granted. Options granted under the Plans may have maximum terms of not more than ten years. Generally, options granted under the Plans may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by the Company or serving on the Company's Board of Directors.


     Pursuant to the Plans, unless otherwise determined by the Compensation Committee of the Company's Board of Directors, one-third of the options granted under the Plans are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under the Plans shall become immediately exercisable if the holder of such options is terminated by the Company or is no longer a director of the Company, as the case may be, subsequent to certain events which are deemed to be a "change in control" of the Company.


     In connection with the merger with Whitehall, outstanding stock options to purchase shares of Whitehall common stock under the Whitehall stock option plans were converted into the right to receive that number of shares of the Company's common stock as the holders would have been entitled to receive had they exercised their options immediately prior to the merger and participated in the merger.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 12--STOCK OPTION PLANS--(CONTINUED)

     The following summarizes outstanding stock options:



                                                                                WEIGHTED AVERAGE
                                                                     TOTAL       EXERCISE PRICE
                                                                   ---------   -----------------
   Options outstanding, December 31, 1995 ......................       225         $   13.22
    Granted ....................................................       264             23.19
    Cancelled ..................................................        --                --
    Exercised ..................................................       (33)            12.13
                                                                       ---
   Outstanding at December 31, 1996 ............................       456             19.38
    Granted ....................................................       381             25.47
    Cancelled ..................................................       (43)            23.01
    Exercised ..................................................       (48)            16.51
                                                                       ---
   Outstanding at December 31, 1997 ............................       746             23.10
    Granted ....................................................       446             27.93
    Cancelled ..................................................        (6)            22.85
    Exercised ..................................................      (101)            17.98
                                                                      ----
   Outstanding at December 31, 1998 ............................     1,085             24.15
                                                                     =====
   Options exercisable:
    At December 31, 1998 .......................................       697             24.15
   Available to grant under Plans at December 31, 1998 .........       415

     The following table summarizes information about outstanding and exercisable stock options at December 31, 1998:



                                         OUTSTANDING                         EXERCISABLE
                           ---------------------------------------   ----------------------------
                                            WEIGHTED-AVERAGE                     WEIGHTED-AVERAGE
 RANGE OF EXERCISE PRICE    SHARES     REMAINING CONTRACTUAL LIFE     SHARES      EXERCISE PRICE
------------------------   --------   ----------------------------   --------   -----------------
$       8.12 - 16.25          123                   9.0                 123         $  12.28
       16.25 - 24.37          148                   7.0                 141            19.38
       24.37 - 32.50          620                   8.6                 314            26.52
       32.50 - 40.62          194                   9.2                 119            35.93
--------------------          ---                   ---                 ---         --------
$       8.12 - 40.62        1,085                   8.5                 697         $  24.15
====================        =====                   ===                 ===         ========

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 12--STOCK OPTION PLANS--(CONTINUED)

     The Company accounts for the fair value of its option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have decreased accordingly. Using the Black-Scholes option pricing model, the Company's pro forma net income, pro forma earnings per share and pro forma weighted average fair value of options granted, with related assumptions, are as follows:



                                                                 YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------
                                                           1996            1997             1998
                                                      -------------   --------------   -------------
   Pro forma net income ...........................    $ 18,035         $  3,346        $ 19,887
   Pro forma basic earnings per share .............    $   1.67        $   0.27         $   1.62
   Pro forma diluted earnings per share ...........    $   1.67        $   0.27         $   1.57
   Risk free interest rates .......................           6%              7%               5%
   Expected lives .................................   7-10 years      7-10 years       7-10 years
   Expected volatility ............................         40%             40%              40%
   Weighted average grant date fair value .........   $  15.81        $  16.35         $  16.43

NOTE 13--SAVINGS PLAN


     Effective January 1, 1995, the Company established a qualified defined contribution plan (the "Plan") for eligible employees. The Plan provides that employees may contribute up to the maximum percent of pretax earnings as allowed by the U.S. tax code and the Company may elect, at its discretion, to make contributions to the Plan in any year. The Company contributed approximately $309, $296 and $810 to the Plan in 1996, 1997 and 1998, respectively. The Company does not provide retired employees with health or life insurance benefits.


     Whitehall had a voluntary 401(k) savings plan for eligible employees. At its discretion, Whitehall contributed 50% of employee contributions, up to 1.5% of the employee's base salary. Contributions totaled approximately $40 in 1996 and $86 in 1997.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)


     Results have been restated for pooling transactions. See Note 2.



                                                          FIRST           SECOND         THIRD          FOURTH
                                                         QUARTER         QUARTER        QUARTER         QUARTER
                                                      -------------   -------------   -----------   --------------
                                                               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
   1997:
    Operating revenues ............................     $  68,404       $  77,153      $ 81,360       $ 95,621
    Income from operations ........................         7,148          10,634           468          6,748(a)
    Net income (loss) .............................         4,183           5,580        (3,747)        (1,172)
    Diluted income (loss) before extraordinary item
      per share ...................................     $    0.34       $    0.45     $   (0.30)      $  (0.10)
    Diluted net income (loss) per share ...........     $    0.34       $    0.45     $   (0.30)      $  (0.10)

----------------
(a) Includes gain on legal settlement with former employee and shareholder of approximately $2,600.



                                                    FIRST           SECOND            THIRD           FOURTH
                                                   QUARTER          QUARTER          QUARTER          QUARTER
                                               --------------   --------------   --------------   --------------
                                                           (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
   1998:
    Operating revenues .....................     $  102,174       $  109,135       $  127,469       $  162,038
    Income from operations .................         10,436           13,420           17,732           19,781
    Net income .............................          3,748            5,600            7,921            8,224
    Diluted income before extraordinary item
      per share ............................     $     0.35       $     0.44       $     0.63       $     0.64
    Diluted net income per share ...........     $     0.30       $     0.44       $     0.63       $     0.64

                                  SCHEDULE II



                    AVIATION SALES COMPANY AND SUBSIDIARIES

                     VALUATION AND QUALIFYING ACCOUNTS FOR
                    THE THREE YEARS ENDED DECEMBER 31, 1998





                                                         ADDITIONS
                                                         CHARGED TO
                                       BALANCE AT         COST AND       (A)           (B)        BALANCE AT
DESCRIPTION                        BEGINNING OF YEAR      EXPENSES      OTHER      DEDUCTIONS     END OF YEAR
-------------------------------   -------------------   -----------   ---------   ------------   ------------
Allowance for doubtful accounts
 receivable:
  Year Ended December 31-
    1996 ......................          $2,683            $1,954      $   --        $  339         $ 4,298
                                         ======            ======      ======        ======         =======
    1997 ......................          $4,298            $8,157      $   --        $5,133         $ 7,322
                                         ======            ======      ======        ======         =======
    1998 ......................          $7,322            $1,692      $5,304        $1,829         $12,489
                                         ======            ======      ======        ======         =======

----------------
(A) Represents allowance for doubtful accounts acquired in purchase accounting.


(B) Represents accounts receivable written-off.

================================================================================

                               3,500,000 Shares

                             AVIATION SALES COMPANY

                                 Common Stock


                         [AVIATION SALES COMPANY LOGO]

                                   --------

                              P R O S P E C T U S


                                         , 1999

                                   --------
Salomon Smith Barney

              BT Alex. Brown

                            Robert W. Baird & Co.
                                    Incorporated

                                                         Warburg Dillon Read LLC

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     Except as set forth below, the following fees and expenses will be paid by Aviation Sales in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and New York Stock Exchange listing fees, are estimated.


SEC registration fee ..........................   $   52,318.84
NASD filing fee ...............................       18,235.16
New York Stock Exchange listing fee ...........       10,000.00
Legal fees and expenses .......................      750,000.00
Accounting fees and expenses ..................      350,000.00
Transfer Agent's and Registrar's fees .........       10,000.00
Blue Sky Fees .................................        7,500.00
Printing and engraving expenses ...............      250,000.00
Miscellaneous .................................      306,946.00
                                                   ------------
 Total ........................................   $1,755,000.00
                                                   ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, Aviation Sales has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Aviation Sales) because such person is or was a director or officer of Aviation Sales against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Aviation Sales and (ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.


     With respect to an action or suit by or in the right of Aviation Sales to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that Aviation Sales shall have the power to indemnify anyone who was, is, or is threatened to be made a party to a threatened, pending, or completed action or suit brought by or in the right of Aviation Sales to procure a judgment in its favor because such person is or was a director or officer of Aviation Sales against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Aviation Sales, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to Aviation Sales unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.


     Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of Aviation Sales.


     Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not Aviation Sales itself would have the power to indemnify any such director or officer against such liability. Aviation Sales has obtained such insurance and premiums are paid by Aviation Sales.


     The Certificate of Incorporation of Aviation Sales provides for the indemnification of directors and officers of Aviation Sales to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.


     The Certificate of Incorporation also contains a provision that eliminates the personal liability of Aviation Sales' directors to Aviation Sales or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to Aviation Sales or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law, (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Aviation Sales pursuant to the foregoing provisions, or otherwise, Aviation Sales has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Aviation Sales of expenses incurred or paid by a director, officer or controlling person of Aviation Sales in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Aviation Sales will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits


 NUMBER      DESCRIPTION
  ---        ---------------------------------------------------------------------------------------------
  1.1        Form of Underwriting Agreement
  4.1        Registrant's Certificate of Incorporation, as amended, filed as Exhibits 3.1 and 3.2 to
             Registrant's Registration Statement on Form S-1, File No. 333-3650, hereby incorporated by reference.
  4.2        Registrant's Bylaws filed as Exhibit 3.3 to Registrant's Registration Statement on Form S-1,
             File No. 333-3650, hereby incorporated by reference.
  5.1        Opinion of Akerman, Senterfitt & Eidson, P.A.
 23.1        Consent of Arthur Andersen LLP
 23.2        Consent of Akerman, Senterfitt & Eidson, P.A. (Included in Exhibit 5.1)
 24.1        Powers of Attorney (included on the signature page of this registration statement)

   (b) Financial Statement Schedules


       Schedule II--Valuation and Qualifying Accounts for the Three Years Ended
                    December 31, 1998


     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.


ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Aviation Sales pursuant to the foregoing provisions, or otherwise, Aviation Sales has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Aviation Sales of expenses incurred or paid by a director, officer or controlling person of Aviation Sales in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Aviation Sales will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on April 19, 1999.


                           AVIATION SALES COMPANY



                           By: /s/ DALE S. BAKER
                               ------------------------
                               Dale S. Baker, President


     Each person whose signature appears below appoints Dale S. Baker as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his stead, in any capacities to sign any and all amendments, including post-effective amendments to this Registration Statement and to file the same, with all exhibits thereto and all other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:



            SIGNATURES                                 TITLE                           DATE
---------------------------------   ------------------------------------------   ---------------
/s/ DALE S. BAKER                   President, Chief Executive and Financial     April 19, 1999
---------------------------------   Officer and Chairman of the Board
Dale S. Baker                       (Principal Executive and
                                    Financial Officer)

/s/ GARLAN BRAITHWAITE              Vice President, Finance                      April 19, 1999
--------------------------------    (Principal Accounting Officer)
Garlan Braithwaite

/s/ HAROLD M. WOODY                 Executive Vice President and Director        April 19, 1999
--------------------------------
Harold M. Woody

/s/ ROBERT ALPERT                   Director                                     April 19, 1999
--------------------------------
Robert Alpert

/s/ SAM HUMPHREYS                   Director                                     April 19, 1999
--------------------------------
Sam Humphreys

/s/ PHILIP B. SCHWARTZ              Director                                     April 19, 1999
--------------------------------
Philip B. Schwartz

/s/ GEORGE F. BAKER                 Director                                     April 19, 1999
--------------------------------
George F. Baker

/s/ JEFFREY N. GREENBLATT           Director                                     April 19, 1999
--------------------------------
Jeffrey N. Greenblatt

                                 EXHIBIT INDEX




 NUMBER    DESCRIPTION
--------   -------------------------------------------------------------------------
 1.1       Form of Underwriting Agreement
 5.1       Opinion of Akerman, Senterfitt & Eidson, P.A.
23.1       Consent of Arthur Andersen LLP
23.2       Consent of Akerman, Senterfitt & Eidson, P.A. (contained in Exhibit 5.1)